Form 20-F
period 2024-12-31
BBB FOODS INC
filed 2025-04-29
CIK 1978954

As filed with the U.S. Securities and Exchange Commission on April 29, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-41954

BBB Foods Inc.
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560
(Address of principal executive offices)
Eduardo Pizzuto Espinosa, Tel. + 52 (55) 1102 1202. E-mail: ir@tiendas3b.com Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560
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

Class A Common Shares	62,048,108
Class B Common Shares	5,200,000
Class C Common Shares	47,518,697

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒ Yes ☐ No

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

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of the dates mentioned herein or at any other rate. Unless otherwise indicated, we have translated Mexican peso amounts into U.S. dollars at the rate of Ps.20.2683 per US$1.00, the exchange rate to pay foreign currency denominated obligations due on December 31, 2024 published by the Mexican Central Bank in the Mexican Federal Official Gazette (Diario Oficial de la Federación, or the “Official Gazette”). In addition, we have translated the U.S. dollar amounts outstanding on the Promissory Notes and the Convertible Notes (described under Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Promissory Notes and Convertible Notes) as of December 31, 2023 into Mexican pesos at the rate of Ps.16.89 per US$1.00 (the exchange rate to pay foreign currency denominated obligations due on December 31, 2023, published by the Mexican Central Bank in the Official Gazette) and as of December 31, 2022 at the rate of Ps.19.36 per US$1.00 (the exchange rate to pay foreign currency denominated obligations due on December 31, 2022 published by the Mexican Central Bank in the Official Gazette).

Financial Statement Presentation

The Company was incorporated on July 9, 2004 in the British Virgin Islands with company number 605635.

The financial information presented herein has been derived from our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and included elsewhere in this annual report.

Rounding Adjustments

We have made rounding adjustments to certain numbers presented in this annual report. As a result, numerical figures presented as totals may not always be the exact arithmetic results of their components. Percentage figures included in this annual report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto, included elsewhere in this annual report.

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

Trademarks and Trade Names

We own or have rights to trademarks, service marks and trade names that we use in connection with the operation of our business, including our corporate name, logos, and website names. Other trademarks, service marks and trade names appearing in this annual report are the property of their respective owners. Solely for convenience, some of the trademarks, service marks and trade names referred to in this annual report are listed without the ® and TM symbols, but we will assert, to the fullest extent under applicable law, our rights to our trademarks, service marks and trade names.

Other Terms

In this annual report, we present a key operating metric, which we believe serve as measures of our operations.

We measure “Same Store Sales” using revenue from sales of merchandise from stores that were operational for at least the full preceding 12 months for the periods under consideration. When calculating this measure, we exclude stores that were temporarily closed (for one month or more) or permanently closed during the periods under consideration.

We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period. For example, if a store began operations on September 1, 2024, it would not be included in Same Store Sales growth for the years ending December 31, 2024 or 2025. However, such store would be included in Same Store Sales growth for the year ending December 31, 2026. Our calculation of Same Store Sales may differ from Same Store Sales or similar metrics reported by other retailers.

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

We have experienced rapid growth as a business since our inception in 2005. Our growth has been largely focused in 16 states across the center of Mexico which are generally more densely populated and developed than other regions in Mexico. Expansion into new regions involves risks and uncertainties related to our ability to replicate our business model, efficiently expand our logistics capabilities and achieve profitability. Although we expect to continue to grow our store network, including by expanding into new regions, we cannot assure that we will be able to achieve a similar growth rate in store openings, that stores in untested regions will be equally profitable or that we will be able to replicate our distribution network model in new regions.

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

The retail food industry in Mexico is highly fragmented and increasingly competitive and our market and strategy are generally characterized by narrow profit margins. Market participants in our industry generally compete with respect to price, customers, store location, merchandise quality, product assortment and presentation, service offerings, in-stock consistency, customer service, ease of shopping experience, promotional activity, employees, and market share. We compete with hard discount stores such as Bodega Aurrera Express, Tiendas Neto and Tiendas BARA, discount formats of large retailers such as Bodega Aurrera, Walmart-Express, Súper Ché, Soriana Mercado, among others, and also with other retailers, including international, national, regional and local supermarket chains, independent grocery stores, specialty food stores, convenience stores, open-air markets, bodegas, small grocery stores, general merchandisers and discount retailers. We also expect to see increased competition from government-run stores (Tiendas del Bienestar), whose product offering is being expanded by the current administration, to sell more consumer staples and necessities at low prices. In particular, we compete against informal vendors which represent a significant part of the Mexican economy. Informal vendors also have different formats, from small street side stands to larger, well stocked neighborhood shops or specialty stands in markets, all of which target a customer segment similar to ours. Given the informal nature of their operations, informal vendors are able to offer substantial cost savings to customers.

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

Our business has expanded its own range of private label items, which included 108 different private label brands and over 458 stock keeping units (“SKUs”) as of December 31, 2024, representing 53.6% of our sales for 2024. These private labels are important for future growth prospects as private label items offer an important source of differentiation against our competitors and also generally offer more attractive margins. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product liability claims and product recalls; disruptions in raw material and finished product supply and distribution chains; inability to successfully protect our proprietary rights; claims related to trademarks and proprietary rights of third parties; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Further, most of our private label items are manufactured in Mexico, and while our policies set out standards for ethical business practices, it does not control these manufacturers or their labor or other business practices. Maintaining broad market acceptance of our private label items depends on many factors, including pricing, costs, quality and customer perception, and we may not achieve or maintain expected sales for our private label items.

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

In the year ended December 31, 2024, we purchased products from 346 suppliers, with our largest supplier accounting for 3.6% of our total purchases, and the five largest suppliers accounting for 15.3% of our total purchases. Although we have developed a broad network of suppliers, some of our top selling products are only supplied by a single supplier or manufacturer. If any such single supply source becomes unavailable for any reason, replacing such supplier may be costly and adversely affect our ability to sell a given product until an adequate replacement is found. This risk is especially pronounced for our private label products where a supplier’s failure could adversely affect the availability of a specific product across our entire store network. While we generally believe substitute suppliers are available, until such a replacement is found and such supplier passes our quality control assessments, we could face a temporary reduction in store inventory levels and/or a reduction in the quality of our merchandise. These factors could materially decrease our sales, reduce our margins and adversely affect our results of operations.

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

Although we have received funding through a combination of equity issuances and incurrence of debt to fund our foundation and initial growth, our working capital and capital expenditure requirements have historically been funded entirely from cash generated by our operations. In addition to the proceeds that we received from our initial public offering (our “IPO”), cash flows from our operating activities have been, and we expect that these cash flows will continue to be, the single largest source of our liquidity and capital resources.

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

Our inventory balance represented 13.3% and 15.8% of our total assets as of December 31, 2024 and 2023, respectively. Efficient inventory management is a key component of our business success and profitability. We must maintain sufficient inventory levels and an appropriate product mix to meet our customers’ demands without allowing those levels to increase such that the costs to store and hold the goods unduly impacts our financial results or increases the risk of inventory shrinkage. If we do not accurately predict customer trends, spending levels, or price sensitivity, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely affect our financial results. We continue to focus on ways to reduce these risks, but we cannot make assurances that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations and financial condition may be negatively affected.

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

As of December 31, 2024, all of our 16 distribution centers were leased by us, and we are analyzing the expansion of our distribution capabilities in line with our store openings. Delays in opening new facilities as they become necessary, termination of the leases of our distribution centers, renewing leases on less advantageous terms for existing facilities, or our failure to integrate new facilities, could adversely affect our financial performance by slowing store growth or by increasing transportation and product costs. In addition, distribution-related construction or expansion projects entail risks that could cause delays and cost overruns, such as: shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. For these reasons, the completion date and ultimate cost of these projects could differ significantly from initial expectations, and we cannot guarantee that any project will be completed on time or within established budgets.

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

The occurrence of one or more natural disasters, such as Hurricane Otis and Hurricane John that struck Acapulco, Guerrero on Mexico’s pacific coast on October 25, 2023 and September 23, 2024, respectively, where we have 54 stores, and other future hurricanes, fires, floods, tornadoes, earthquakes, unusual weather conditions, pandemic outbreaks or other health crises, political or civil unrest, acts of violence or terrorism, looting (including within our stores, distribution centers or other Company property), or disruptive global political events or similar disruptions could adversely affect our reputation, business and financial performance. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or data center or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries, process payroll or provide other support functions to our stores and through lost sales. For example, as a result of Hurricane Otis and Hurricane John, our stores in Acapulco and surrounding areas suffered significant damages and property loss. Given the extensive damage to Acapulco’s infrastructure, its population and their property, 51 stores were temporarily closed and thus we have delayed our expansion plans in the city which may affect our broader expansion plans, operations and financial performance. Although our stores were covered by insurance, we can provide no assurance that our insurers will cover all or a substantial amount of the losses incurred. Moreover, even if we receive adequate compensation from insurers, there is no guaranty that economic conditions in Acapulco will recover in a manner that will allow us to operate under the same conditions that prevailed before the storm.

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

The rules issued by the OECD have not been enacted in the British Virgin Islands, which is where the Company is incorporated, nor Mexico, which is where the Company has most of its operations; however, Pillar Two legislation was enacted in the United Kingdom, the jurisdiction in which BBB Foods Limited Partnership and Lothian Shelf Limited are incorporated, and came into effect starting January 1, 2024. Considering Tiendas Tres B, S.A. de C.V., has an effective tax rate that exceeds 15%, no additional current tax exposure is expected to be recognized in connection with the Mexican source of revenue, even if Pillar Two legislation, or similar legislation is adopted by either the British Virgin Islands or Mexico. However, additional informational returns or disclosures may be required in certain jurisdictions.

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

We are subject to the Mexican federal anti-corruption laws, and similar foreign anti-corruption, anti-bribery, anti-money laundering, and sanctions laws. Failure to comply with these laws could result in penalties, which could harm our reputation and have an adverse effect on our business.

Our business is subject to a significant number of laws, rules and regulations, including those relating to anti-bribery, anti-corruption, anti-money laundering, and sanctions. The Mexican regulatory regime related to anti-bribery, anti-corruption, anti-money laundering, and sanctions legislation is still developing and could be less stringent than anti-bribery, anti-corruption, anti-money laundering, and sanctions legislation, which has been implemented in other jurisdictions.

We may also be subject to certain foreign anti-corruption, anti-bribery, anti-money laundering, and sanctions laws and regulations that have extra-territorial jurisdiction, including the U.S. Foreign Corrupt Practices Act and laws and regulations administered and enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”). Notably, in February 2025, the U.S. Secretary of State designated certain international drug cartels and transnational criminal organizations, including cartels and organizations known to operate in Mexico, as foreign terrorist organizations (“FTOs”). These designations enable U.S. authorities to prosecute FTOs or individuals or entities alleged to have provided FTOs with “material support,” which is broadly defined, and, therefore, increases the risk of potential criminal and civil liability against any such entities or individuals.

We have implemented compliance processes and internal control systems designed to prevent and detect inappropriate practices, fraud or violation of law. However, our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. Further, the promulgation of new laws, rules, and regulations, or the new interpretation of existing laws, rules, and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations, and commercial relationships to ensure compliance, which could decrease demand for products or services, reduce net revenue, increase costs, or subject us to additional liabilities. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engages in fraudulent, corrupt, or other improper or unethical business practices, has or is deemed to have a nexus to an FTO, or otherwise violates applicable laws, regulations, or our own internal compliance systems, we could become subject to one or more enforcement actions by Mexican or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws. This may result in penalties, fines, or sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

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

Expectations from shareholders, customers, employees, and other third parties concerning ESG reporting have increased and are increasing, and our ability to meet those expectations is dependent on several factors, including cooperation from suppliers and access to consistent and reliable data. Regulatory requirements relating to ESG matters are also increasing, including a new rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors adopted by the U.S. Securities and Exchange Commission on March 6, 2024 which will require the disclosure of information including a registrant’s material climate-related risks, activities to mitigate that risk, oversight of climate-related risks, any material climate-related targets or goals, the financial statement impacts of severe weather events, and, for certain issuers, Scope 1 and 2 greenhouse gas emissions. Although this new rule was voluntarily stayed by the SEC on April 4, 2024, pending resolution of multiple challenges to be heard by the United States Court of Appeals for the Eighth Circuit, we cannot assure you that the stay will not be lifted in the future.

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

In recent years, Mexico’s sovereign debt rating was subject to downward revisions and negative outlooks from major rating agencies as a result of such agencies assessment of the overall financial capacity of the government of Mexico to pay its obligations and its ability to meet its financial commitments as they become due. Factors influencing such rating have historically included, among others, concerns about public spending pressure, election cycles, trade tensions, the ability of the Mexican state oil company (Petróleos Mexicanos, or “PEMEX”) to meet its obligations and the Mexican government’s support of PEMEX and the general macroeconomic outlook, and more recently, the constitutional overhaul has undermined the checks and balances of the country's judicial system. We cannot ensure that the rating agencies will not announce additional downgrades of Mexico and/or PEMEX in the future. These downgrades could adversely affect the Mexican economy and, consequently, our business, financial condition, operating results and prospects. In the event that the Mexican economy experiences a deterioration in gross domestic product (“GDP”) growth or of economic conditions such as inflation, interest rate increases, downgrade of sovereign debt, among other factors, the activities, financial situation, operating results, cash flows and/or prospects of the Company, could be adversely and significantly affected.

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

The United States is the country with the highest share of trade with Mexico. Accordingly, the U.S. economy heavily influences the Mexican economy, and therefore, the deterioration of the United States’ economy, any amendments to, or termination of, the USMCA, claims thereunder or other related events may impact the economy of Mexico. Economic conditions in Mexico are highly correlated to economic conditions in the United States as a result of the North American Free Trade Agreement, and, subsequently, the USMCA, which has induced higher economic activity between the two countries and increased the remittance of funds from Mexican immigrants working in the United States to Mexican residents.

Likewise, any action taken by the new U.S. or Mexico administrations, including changes to the USMCA, tariffs and/or other U.S. government policies or executive orders that may be adopted or issued by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, changes to the U.S. dollar-Mexican peso exchange rate and cost of capital, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In particular, for the stated purpose of addressing illegal immigration and drug smuggling across the U.S.-Mexico border, the new U.S. administration has imposed tariffs on Mexican products, which have been subject to pauses and renegotiations, including exemptions for USMCA-compliant products. Any suspension may be modified, extended or cancelled at any time. The full extent of the actions that the new U.S. federal administration will implement with regards to international trade, geopolitical relations or economic policies is unclear as of the date of this annual report, and if implemented, how these actions may impact the hard discount grocery retail market in Mexico. Any actions taken by the new U.S. administration may cast uncertainty on global financial and economic markets, have a negative impact on the U.S. economy, or indirectly on the Mexican economy, and, in turn, on our business, financial condition, and results of operations.

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

Pandemic outbreaks have impacted and may continue to impact our business. The long-term effects of the social, economic, and financial disruptions caused by pandemics, as well as the government responses to these disruptions, remain uncertain. Additionally, the impact on our business from the long-term effects of public health crises will depend on numerous factors that we cannot accurately predict.

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

In Mexico, political instability has been a determining factor in business investment and economic conditions. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares) could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Any change in the current consumer protection or outer regulatory policies could have a significant effect on Mexican consumer service providers, including us, variations in interest rates, demand for our products and services, market conditions, and the prices of and returns on Mexican securities.

Political events in Mexico may significantly affect our business operations. In June 2024, Mexico held presidential, federal and local elections. Claudia Sheinbaum won the presidency and her political party, Movimiento Regeneración Nacional (National Regeneration Movement, or “MORENA”) won a qualified majority in both the Senate and the Chamber of Deputies, as well as most local elections. This majority could allow MORENA to make changes in laws, policies and regulations, including through constitutional amendments. Pursuant to recent constitutional amendments, Mexican presidents, who were previously limited to one six-year term, are now also subject to a public vote of no confidence (revocación de mandato) in the third year of their term, which could lead to their removal. Any revocation of a president’s mandate and subsequent elections could create political instability which may have a significant adverse effect on investor confidence in Mexico, the Mexican economy, exchange rates and trade, which could, in turn, adversely impact our business.

Ms. Sheinbaum has generally continued her predecessor’s political and economic agenda with significant changes to policies, laws and regulations, including amendments to the Mexican Constitution. In the second half of 2024, a series of constitutional amendments passed by the Mexican Congress have raised concerns about judicial independence and the rule of law in Mexico. Among these amendments is a judicial reform that requires all judges, including Supreme Court Justices, to be elected by popular vote. Additionally, changes were made to prevent any challenges to constitutional amendments, effectively granting these reforms immunity from judicial review. Furthermore, these constitutional amendments included the dissolution of certain independent regulatory bodies in Mexico, consolidating their functions under federal government agencies.

We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect Mexico’s economic conditions or the sector in which we operate, nor can we provide any assurance that political developments in Mexico, or that resulting economic, social and political instability will not have an adverse effect on our business, results of operations, financial condition and prospects or the price of our Class A common shares.

Fluctuation of the Mexican peso relative to the U.S. dollar could adversely affect our financial condition, our ability to meet contractual obligations and results of operations.

The exchange rate for the Mexican peso fluctuates in relation to the U.S. dollar and such fluctuations may, from time to time, have a material adverse effect on our earnings, assets, liability valuation and cash flows. Given most of our suppliers’ raw materials are dollarized commodities or subject to global price fluctuations, depreciations of the Mexican peso may also increase the cost of our products. Given our pricing strategy, we may not always be able to pass on these increased costs to our clients sufficiently quickly or at all. Any failure or delay to pass on increased costs may adversely affect our profitability.” A material devaluation or depreciation of the Mexican peso against the U.S. dollar may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies to make timely payments of our U.S. dollar-denominated obligations.

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

The Mexican government has and is increasingly seeking to exert additional influence over the Mexican economy. Policies implemented by the Mexican government, changes in law and structural reforms may have a significant effect on Mexican private business, assets and securities. In the past, no party had a majority in Mexico’s congress, and congressional opposition hampered the passage of laws and reforms. As of December 31, 2024, the president’s political party and its allies held a qualified majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. The increased influence of the executive branch increases the risk of unexpected changes in law and policy.

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

Political leaders in the United States and in other countries have been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries, and has made proposals and taken actions related thereto, including imposing generalized tariffs. The U.S. government recently imposed tariffs which target all foreign goods, including steel and aluminum, as well as products from Mexico generally with limited exceptions for USMCA compliant products. The U.S. government and has indicated a willingness to impose tariffs on additional imports. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries have threatened retaliatory tariffs on certain U.S. products or, like Mexico, have sought to negotiate with the U.S. administration. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our financial performance. In particular, the United States, Mexico and Canada renegotiated the North American Free Trade Agreement. Under the successor USMCA, several provisions were renegotiated and the extent to which they will affect the Mexican economy is still uncertain.

There can be no assurance that the USMCA will not be renegotiated, or its terms will continue to drive growth in Mexico, or that U.S. and Mexico trade relations will not further deteriorate leading to further imposition of trade barriers. Any trade dispute between the United States and Mexico may have negative effects on the Mexican economy, the exchange rate, inflation and economic prospects, which will in turn negatively affect our business and results of operations.

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

Furthermore, geopolitical developments, such as the Russia-Ukraine conflict and global supply chain disruptions, continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Relating to Our Class A Common Shares

Our principal shareholder, Bolton Partners Ltd., owns all of our Class B common shares and a portion of our Class C common shares, which in the aggregate represent approximately 44.7% of the voting power of our common shares and therefore exercises significant influence over all matters requiring shareholder approval, which limits or precludes your ability to influence corporate matters.

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

Our principal shareholder owns all of our Class B common shares and a portion of our Class C common shares, representing approximately 44.7% of the voting power and 9.6% of the total number of our outstanding common shares, and will therefore have significant influence over matters requiring shareholder approval. However, the foregoing does not include Class C common shares that are held by our principal shareholder and our directors and officers in respect of both unvested and vested (but currently unexercisable) stock options or delayed-delivery awards or allocations under the Liquidity Event Share Plan and the Bolton Partners Share Allocation, as applicable. Taking into account such Class C common shares, which our principal shareholder, directors and officers will be entitled to receive at later dates, and assuming net settlement at their respective strike prices and a price per Class A common share of US$30.19 (the last reported sale price of our Class A common shares on the New York Stock Exchange on April 25, 2025), our principal shareholder beneficially owns approximately 43.5% of the combined voting power of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

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

BBB Foods Inc. is a company limited by shares incorporated under the laws of the British Virgin Islands. BBB Foods Inc. operates as a holding company and, accordingly, its material assets are our direct and indirect equity interests in our subsidiaries. The Company is therefore dependent upon the results of operations and, in turn, the payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares, and we may have tax costs in connection with any dividend or distribution. In addition, the payments, dividends and distributions from our subsidiaries to us for funds to pay future cash dividends or distributions, if any, to holders of our Class A common shares, could be restricted under financing arrangements that we or our subsidiaries may enter into in the future and we and such subsidiaries may be required to obtain the approval of lenders to make such payments to us in the event they are in default of their repayment obligations. Under Mexican law, our Mexican subsidiary may only pay dividends, if among other things, any existing losses applicable to prior years have been made up or absorbed into shareholders equity and after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock. If we or our Mexican subsidiary fail to comply with the requirements to pay dividends under Mexican law, we may not be able to make distributions to our shareholders or service our debt obligations, which could ultimately have a material adverse effect on us.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common shares and their trading volume could decline.

The trading market for our Class A common shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts cover of our company, the trading price for our Class A common shares would likely be negatively affected. If one or more of the analysts who cover us downgrade our Class A common shares or publish inaccurate or unfavorable research about our business, the price of our Class A common shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our Class A common shares could decrease, which might cause the price of our Class A common shares and their trading volume to decline.

As a foreign private issuer, we have different disclosure and other requirements than U.S. domestic registrants.

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow British Virgin Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

As a foreign private issuer, we are permitted to, and we do, rely on exemptions from certain corporate governance standards applicable to U.S. issuers, including the requirement that a majority of an issuer’s directors consist of independent directors. This may afford less protection to holders of our Class A common shares.

U.S. rules require listed companies to have, among other things, a majority of the members of their board of directors to be independent, and to have independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, however, we are permitted to, and we follow home country practice in lieu of the above requirements. See “Item 10. Additional Information–B. Memorandum and Articles of Association––British Virgin Islands Company Considerations.”

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

Prior to our IPO, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We are still in the process of implementing Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with the audit of our financial statements as of December 31, 2024 and 2023 and for the years then ended, we identified certain material weaknesses in our internal control over financial reporting as described in “Item 15. Controls and Procedures–B. Management’s Annual Report on Internal Control over Financial Reporting.”

Following the identification of these material weaknesses, we have taken measures, and plan to continue to take additional measures, to remediate these issues. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting that we have identified, and we cannot, as of the date of this annual report, conclude that they have been fully remediated. Unless these material weaknesses are timely remediated, there is a risk that our internal control processes may not detect, or detect on a timely basis, misstatements in our financial statements or other financial reporting. As of the date of this annual report, we have hired personnel that will reduce our dependence on third party advisors in respect of financial reporting matters. Additionally, we have staffed our internal control area to support the implementation of our internal control program and worked actively during 2024 to implement a program of compliance with the Sarbanes-Oxley Act. We are working to remediate as quickly as possible the material weaknesses we identified as part of this internal control program by implementing compensating and mitigating controls.

Following our IPO, we became subject to the reporting requirements under the Exchange Act and the Sarbanes-Oxley Act, as well as the rules and regulations of the SEC. As a result, we have implemented the Internal Control-Integrated Framework (2013 Framework) issued by COSO and performed an evaluation of internal controls over financial reporting, pursuant to which we identified certain material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting, as these rules and regulations are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our corporate affairs are governed by our memorandum and articles of association, the Companies Act and the common law of the British Virgin Islands. Under our memorandum and articles of association, we indemnify and hold our directors harmless against all claims and suits brought against them, subject to limited exceptions. Under our memorandum and articles of association, to the extent allowed by law, the rights and obligations among or between us, any of our current or former directors, officers and employees and any current or former shareholder are governed exclusively by the laws of the British Virgin Islands and subject to the exclusive jurisdiction of the British Virgin Islands courts, unless those rights or obligations do not relate to or arise out of their capacities as such. This exclusive jurisdiction may limit the shareholders’ ability to bring a claim against us in a jurisdiction that they consider favorable to them in disputes with us. In addition, it may be costlier for shareholders to present claims in the courts located in the British Virgin Islands, which could discourage such claims. Nevertheless, our shareholders will not be deemed to have waived their rights related to our compliance with U.S. federal securities laws and the rules and regulations thereunder applicable to foreign private issuers. Although there is doubt as to whether U.S. courts would enforce this provision in an action brought in the United States under U.S. securities laws, this provision could make enforcing judgments obtained outside the British Virgin Islands more difficult to enforce against our assets in the British Virgin Islands or jurisdictions that would apply British Virgin Islands law.

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

At present, the activities which are conducted by us would constitute holding business. As of the date of this annual report, we expect that the ESA will have little material impact on us or our operations, however, because the legislation is new and remains subject to further clarification and interpretation, it may not be possible to ascertain the precise impact of any legislative changes or changes in official guidance on us. We are required to make an annual filing with the British Virgin Islands International Tax Authority confirming if we carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

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

ITEM 4. INFORMATION ON THE COMPANY

A.
HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated on July 9, 2004 under the laws of the British Virgin Islands with company number 605635. Our principal executive offices are located at Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560. Our registered office is located at Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola VG1110, British Virgin Islands. Our website is www.tiendas3b.com and our investor relations website is https://www.investorstiendas3b.com/.

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

The development of private label products, core to offering high value to our customers, has been part of our business strategy since our founding. We launched our first private label, “LactiBu,” a modified liquid milk formula, in May 2005. As of December 31, 2024, we had developed over 108 different private label brands, representing over 458 SKUs. Our value offer to our customers improves continuously as we introduce new private labels and continue to improve existing ones.

As of December 31, 2024, we had grown to become the leading hard discount retailer in Mexico with 2,772 stores, 16 distribution centers, and 25,300 employees. The charts below highlight our growth trajectory from 2020 to 2024.

__________________

Notes:

1.	Total revenue is calculated as the sum of Revenue from sales of merchandise and sales of recyclables.
2.

“Same Store Sales” is calculated using revenue from sales of merchandise from stores that were operational for at least the full 12 months for the periods under consideration. Stores that were temporarily closed (for one month or more) or permanently closed during the periods under consideration were excluded when calculating this measure. Same Store Sales growth is measured by comparing the Same Store Sales of stores that were open during the measurement period.

Our sales growth is attributable to both our store footprint expansion as well as Same Store Sales growth from our existing store base. Our Same Store Sales growth has seen consistent double-digit growth over recent years.

Our founder-led management team continues to run the business and has successfully transitioned the company from a startup to Mexico’s 119th most important company according to Expansión magazine’s ranking of the 500 most important companies in Mexico for 2023. The Company was recognized by the Financial Times in 2024 as one of the fastest growing companies in the Americas.

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

B.
BUSINESS OVERVIEW

Overview

We are pioneers and leaders of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by our sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” – a Mexican saying which translates to “Good, Nice and Affordable”– summarizes our mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. From 2021 to 2024, our total revenue grew at a compounded annual growth rate (“CAGR”) of 35.5%, reaching Ps.57.4 billion (US$2.8 billion) for 2024, and our number of stores increased from 1,249 as of January 1, 2021 to 2,772 as of December 31, 2024, which represents a CAGR of 22.1%.

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

Branded products are well known national and international brand label goods that we offer at the lowest sustainable price in the market to attract customers and drive traffic. For 2023 and 2024, branded products represented 47.5% and 40.6% of our sales, respectively.

Private label products are products that we have developed ourselves and which we believe are of comparable or better quality than the equivalent branded alternative offered at our stores. For 2023 and 2024, private label products represented 46.5% and 53.6% of our sales, respectively.

Spot products are quality food and non-food products that we offer in addition to our regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average. For 2023 and 2024, our spot products represented 5.8% and 5.7% of our sales, respectively.

Our stores serve low-to-middle income households. We believe that our business model, which focuses on both value and convenience, allows us to serve our target market better than incumbent competitors and maintain real and sustainable competitive advantages.

Due to our low number of SKUs and focus on serving daily grocery needs, we have been able to achieve a high ratio of sales per SKU and a ratio of 3.1 Payable Days to Inventory Days during 2024. We are also able to benefit from a virtuous cycle, where the ever-increasing scale of our purchases per SKU allows us to negotiate increasingly lower prices with our suppliers and, in turn, we are able to transfer those savings to our customers, therefore increasing customer loyalty and our sales.

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
•
Strong private label offering: We own 108 different private label brands representing over 458 SKUs, that cover an array of food and non-food products. We outsource the manufacturing of these products to over 150 carefully selected manufacturers with tested supply reliability and quality controls. We are generally able to offer our private label products at a lower cost than that of the branded products they compete with. Further, our customer satisfaction studies and product analysis indicate that the quality of our private label products is comparable, if not better, than the competing branded products. Our enduring and long-term relationships with our suppliers have created a robust supplier ecosystem that underpins the strength of our private label product offering.
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
•
Rapid expansion: In 2024, we averaged a new store opening every 18 hours, which is faster than any other grocery retailer in Mexico. Our operations actively involve our regional personnel in the store opening process, with the goal of locating and securing the most attractive locations for new stores. Further, our low capital expenditure needed per new store which, combined with the attractive cash flow generation capacity of our stores, allows us to achieve attractive store payback periods on average (for these purposes, a payback period is, on a vintage basis, the average number of months it takes an operating store to recover the average investment per store, excluding stores that were permanently or temporarily closed). In addition, our negative working capital dynamics allow us to self-fund these investments. We are systematic in our approach to opening stores, and our recent vintages are showing a faster sales ramp-up and higher profitability vis-à-vis our older vintages for the same comparable period. With an estimated white space for at least 12,000 additional Tiendas 3B stores in Mexico, we are constantly looking to increase our number of stores and expand into new regions.

Our Stores

Our stores have been thoughtfully designed to improve our customer’s experience and achieve operational efficiencies.

Standardized Stores that are Efficient and Economical to Operate

Our stores follow a standardized format in terms of layout, size, assortment, and personnel. This facilitates operational efficiency and scalable growth. As of December 31, 2024, the size of our stores ranged from smaller than 300 square meters to larger than 450 square meters, with approximately 58.0% between 300 square meters and 450 square meters. The uniformity of our stores enables us to streamline inventory management and optimize staffing and operational processes. Each store’s exterior façade is painted in our corporate colors (red and green) that contrast with the typical street colors for better visibility and promote our brand. The interior of our stores is well lit, with wide and convenient aisles and reduced shelving height that allows store employees to see the full store, which in turn helps control shrinkage and makes restocking quicker and easier.

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

Geographical Presence

We opened our first store in Mexico City and have since expanded primarily in the central region of Mexico. As of December 31, 2024, we were present in Mexico City, State of Mexico, Hidalgo, Puebla, Tlaxcala, Morelos, Querétaro, Guanajuato, Michoacán, Guerrero, Veracruz, Aguascalientes, Nayarit, Jalisco, Zacatecas and San Luis Potosí. We believe the concentrated density of our geographic footprint illustrates our operational discipline.

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

Our geographical presence is shown below:

Our Footprint

Presence in 16 states across Mexico

Standard Store Operations

Our stores are open from 8:00 a.m. to 9:30 p.m., seven days a week, all year round. A typical store is operated by a store manager, two assistant managers, and a team of six sales associates on average. The store manager is responsible for managing and developing their team, ordering, restocking, serving and selling to customers, maintaining operating standards, and executing any in-store communication/marketing campaigns. A District Manager manages between six and eight stores and, in turn, reports to a Zone Manager who oversees 40 to 80 stores. The Zone Manager reports to the Regional Director who manages all aspects of his/her region.

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

Our Products & Suppliers

Types of Products We Carry

Our stores carry the leading brand products in their most popular size, as well as our private label products that we believe are of equivalent or better quality but at a lower price. In addition, we offer spot products: these are quality food and non-food products such as clothing, electronics, household goods and others. We introduce an assortment of approximately 40 spot products every two weeks on average, that offer notably high value for money and higher gross profit margins. They add a treasure hunt factor to our stores. We call them “Los Irrepetibles” as they are offered at prices so low that they will not be “repeated” (replenished) once we sell out.

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

Our private label products are developed with manufacturer partners. These are carefully selected for their ability to provide high-quality products and scale production to meet demand, their efficiency, and their belief in our business model. We seek to build long-term partnerships with transparent pricing, proactively planning future manufacturing capacity and consulting on improved technologies.

In the year ended December 31, 2024, we purchased products from 346 suppliers, with our largest supplier accounting for 3.6% of our total purchases, and the five largest suppliers accounting for 15.3% of our total purchases.

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

In order to ensure that our pricing remains competitive, we regularly monitor our competitors’ prices based on an index we have established for our top 250 SKUs by sales. We compare prices on average once a week. We leverage our private label offering to offer tremendous value for money, typically pricing our products below the price of branded label alternatives in our competitor’s stores on a unit basis.

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

Approximately 91.2% of our customers are women, primarily between the ages of 30 and 60. Most are homemakers (53.3%), followed by employed individuals (22.3%) and small merchants or shopkeepers (15.4%). New customers initially buy in our stores because of the competitive pricing of our branded and spot products. Over time, however, as they become more familiar with our offering, customers begin to try our private label products, which eventually become their preferred choice for their mix of value and quality.

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

Regulatory Considerations

Our business and operations are subject to various laws and regulations as well as local governmental authorizations to open and operate our stores. Our Mexican subsidiary’s operations are primarily governed by the Mexican Corporations Law and associated provisions, while real estate property leasing activities in Mexico are governed by the Mexican Constitution, state civil codes, and various laws and regulations, which provide a legal framework for the use, operation, and transfer of real estate properties in Mexico, including environmental matters.

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

Compliance and Controls

We are fully committed to maintaining strong compliance and controls for financial reporting, as evidenced by the measures currently being implemented. The Company recognizes the significance of accurate and reliable financial information in building investor trust. To establish a robust internal control framework, the Company has conducted a comprehensive assessment of potential risks and documented them meticulously. Key control activities are being designed and implemented to mitigate these risks and ensure the completeness and accuracy of financial reporting. In addition, information and communication channels are being strengthened to promote timely and accurate reporting. The Company’s proactive approach to compliance and controls underscores its commitment to upholding high standards of transparency and adherence to relevant laws and regulatory requirements.

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

As of December 31, 2024, we had not recorded any provisions in connection with legal proceedings based on probable loss. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information–D. Risk Factors—Risks Relating to Our Business and Industry—Our operations are subject to the general risks of litigation.”

On February 1, 2023, the Mexican tax authority (Servicio de Administración Tributaria, or the “SAT”) commenced an audit of our tax return for the fiscal year ended 2018. The SAT is questioning the deductibility of certain expenses for services. The SAT is also asking for a reduction of the capital contribution account balance. The audit and the substance of questions raised by the SAT are consistent with audits currently undertaken by the SAT with respect to other Mexican corporate taxpayers. However, the challenges made by the SAT refer to actual operating expenses incurred by the Company, which were necessary for the operation of the Company and which the Company believes were properly supported and documented.

As a result of a mediation process with the tax authority and the Mexican tax ombudsman (Procuraduría de la Defensa del Contribuyente), a partial agreement was reached, under which the deductibility of certain items was validated. As of the date of this annual report, we are in ongoing discussions with the SAT as part of the tax audit regarding the deductibility of certain items. To the extent the tax audit is not finalized to our satisfaction and the

SAT determines that taxes are owed, we expect that we would exercise our legal rights, including the right to appeal such determination. In such a case, should it occur, any appeal process could take several years to conclude, and there is no assurance as to whether we would prevail.

Intellectual Property

Our most important brands, slogans and logos are protected by trademarks in Mexico through registration with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Protection of a trademark in Mexico continues for as long as the brand is registered and used. As of December 31, 2024, we had approximately 1,515 owned brand files and registries in Mexico. In addition, within Mexico our licensors register their own brands granting us the right to use them within the territory.

C.
ORGANIZATIONAL STRUCTURE

The Company is a holding company incorporated in the British Virgin Islands. The Company has no material operations of its own and substantially all of its operations are conducted through the Company’s Mexican subsidiary. Holders of Class A common shares own equity interests in the British Virgin Islands holding company, and not in such Mexican subsidiary. We indirectly hold 100% equity interests in our Mexican subsidiary.

The following chart and the information set forth in the following paragraph presents our corporate structure, including our principal shareholder and principal subsidiaries.

Bolton Partners Ltd., our principal shareholder, owns approximately 44.7% of the combined voting power of our outstanding common shares, and therefore has significant influence over matters requiring shareholder approval. However, the foregoing does not include Class C common shares that will be held by our principal shareholder and our directors and officers in respect of both unvested and vested (but currently unexercisable) stock options (other than those Class A common shares that were issued upon conversion of Class C common shares acquired upon the net exercise of stock options in connection with our follow-on offering dated February 7, 2025) or delayed-delivery awards under the Liquidity Event Share Plan and the Bolton Partners Share Allocation, as applicable. Taking into account such Class C common shares which our principal shareholder, directors and officers will be entitled to receive at later dates, and assuming net settlement at their respective strike prices and a price per Class A common share of US$30.19 (the last reported sale price of our Class A common shares on the New York Stock Exchange on April 25, 2025), our principal shareholder beneficially owns approximately 43.5% of the combined voting power of our outstanding common shares. See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

Bolton Partners Ltd (100% of outstanding Class B common shares and 12.3% of outstanding Class C common shares, representing a 9.6% economic interest and 44.7% voting rights)
Public Investors (100% of outstanding Class A common shares, representing a 54.1% economic interest and 33.1% voting rights)
Other Pre-IPO Shareholders (87.7% of outstanding Class C common shares, representing a 36.3% economic interest and 22.2% voting rights)
BBB Foods Inc.
BVI
Lothian Shelf Limited
Scotland
BBB Foods Limited Partnership
Scotland
Tiendas Tres B, S.A de C.V.
Mexico

D.
PROPERTY, PLANTS AND EQUIPMENT

Properties

As of December 31, 2024, we only owned one property used in our operations. Our remaining 2,771 stores and office space is leased from a wide array of landlords. No landlord represents more than 6.5% of our lease expense. We believe that having a diffuse landlord base allows us to achieve better commercial lease terms. Each of our lease follows a standard form of Mexican law governed agreement, which generally includes a 10-year term with an automatic 10-year renewal and may be terminated at will by us. To minimize our initial store expenditures, we typically only advance two months of rent and give one month of rent as a security deposit. In some jurisdictions, the local civil code additionally requires that the landlord grant us a right of first refusal in the event they decide to sell the relevant property to a third party.

Distribution Centers

We believe we are highly efficient with our logistics and distributions infrastructure without sacrificing service and speed. As of December 31, 2024, we operated 16 distribution centers. Each serves approximately 150 stores, with a capacity to stretch to serve up to 200 stores, within a 150-kilometer radius, within a capacity to stretch up to a 200-kilometer radius. When the number of total stores served by any given distribution center approaches the 150-store mark, we proceed to open a new distribution center nearby and redistribute the stores to optimize distances and routing.

Our distribution centers are on average 11,850 square meters, with additional space for a maneuvering yard. Each distribution center carries the vast majority of the SKUs we sell, including refrigerated items. Frozen items, a relatively new category, are being rolled out to all our stores gradually as we build frozen refrigeration in our distribution centers.

Our distribution centers are designed to be efficient and reduce the amount of man hours required to move our products: we use cross-docking whenever possible, layouts which allocate space depending on inventory turnover, and floor storage instead of racks, as this is more efficient for fast-moving SKUs.

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

As of December 31, 2024, we operated a fleet of 367 same-model trucks and 971 utility vehicles for our District Managers, Zone Managers and other personnel. Standardization simplifies truck management and operations thus reducing costs. For security and for key performance indicator management, we monitor our fleet through real-time geographic positioning, live video, and dual-way audio.

A fundamental part of our logistics operation is our drivers. We provide a comprehensive 385-hour training program where the operator is taught skills covering mechanics, driver education, regulations, and service culture. Since December 31, 2023, our academy has become compulsory for all our drivers to ensure better logistics efficiency, timeliness and safety.

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

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto, in each case included elsewhere in this annual report, as well as the information set forth under “Presentation of Financial and Other Information.” Our consolidated financial statements are presented in thousands of Mexican pesos, except as otherwise specified.

A.
OPERATING RESULTS

Overview

We are pioneers and leaders of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by our sales and store growth rates. From 2021 to 2024, our total revenue grew at a CAGR of 35.5%, reaching Ps.57.4 billion (US$2.8 billion) for 2024, and our number of stores increased from 1,249 as of January 1, 2021 to 2,772 as of year-end 2024, which represents a CAGR of 22.1%.

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

•
Branded products are well known national and international brand label goods that we offer at the lowest sustainable price in the market to attract customers and drive traffic. For 2023 and 2024, branded products represented 47.5% and 40.6% of our sales, respectively.
•
Private label products are products that we have developed ourselves and which we believe are of comparable or better quality than the equivalent branded alternative offered at our stores. For 2023 and 2024, private label products represented 46.5% and 53.6% of our sales, respectively.
•
Spot products are quality food and non-food products that we offer in addition to our regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average. For 2023 and 2024, our spot products represented 5.8% and 5.7% of our sales, respectively.

This discussion, which presents our results for the years ended December 31, 2024 and 2023 should be read in conjunction with our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, together with the notes thereto, in each case included elsewhere in this annual report. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess our performance.

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

We used the net proceeds of our IPO for the repayment of all amounts outstanding under the Promissory Notes and the Convertible Notes, and we intend to use the remainder of the net proceeds from our IPO for general corporate purposes.

Since our IPO, we have been required to comply with new laws, regulations and requirements that we did not need to comply with as a private company, including provisions of the Sarbanes-Oxley Act, other applicable SEC regulations and the requirements of the New York Stock Exchange. We incurred significant administrative and other expenses in connection with our IPO and, in addition, compliance with the requirements of being a public company has required us to increase our administrative expenses in order to pay our employees, legal counsel and accounting advisors to assist us in, among other things, instituting and monitoring a more comprehensive compliance and board governance function, establishing and maintaining internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act and commencing the preparation and distribution of periodic public reports to our investors and in compliance with our obligations under the federal securities laws. In addition, we obtained directors’ and officers’ liability insurance appropriate for a public company, which is more expensive than such insurance for a non-public company.

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

Other Income—Net

Other income includes a variety of income streams, including revenues from asset disposals, reimbursement of costs, and insurance proceeds, among others.

Operating Profit

Operating profit is equal to gross profit net of sales expenses, administrative expenses, plus other income—net.

Financial Income

Financial income is comprised of interest generated on accounts or investments held by us.

Financial Costs

Financial costs are comprised principally of interest on lease liabilities, promissory notes, convertible notes and the financing of transportation and store equipment, including through a reverse factoring arrangement we have entered into with Santander and HSBC.

Exchange Rate Fluctuation

Foreign currency transactions are translated to the functional currency using the exchange rates in effect on the transactions dates. Gains and losses on exchange fluctuations resulting from such transactions and for conversion at the exchange rates at the end of the year of monetary assets and liabilities denominated in foreign currency are recognized as exchange rate fluctuation gain or loss. Exchange rate fluctuations are primarily driven by changes in the carrying value of amounts payable under the Promissory Notes and the Convertible Notes, which were payable at maturity in U.S. dollars, but were repaid in full in 2024 with the proceeds of our IPO. Additionally, after our IPO, we keep U.S. dollars deriving from the IPO proceeds on our balance sheet, which also contributes to the exposure to exchange rate fluctuations.

Historical Results of Operations

For the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023

	For the year ended December 31,
	2024		2023		Variation (%)
	(thousands of Ps.)
Revenue from sales of merchandise	Ps.	57,333,327	Ps.	43,987,803	30.3%
Sales of recyclables		105,692		90,656	16.6%
Total revenue		57,439,019		44,078,459	30.3%
Cost of sales		(48,062,913)		(37,038,542)	29.8%
Gross profit		9,376,106		7,039,917	33.2%
Sales expenses		(6,121,566)		(4,822,912)	26.9%
Administrative expenses		(1,987,075)		(1,386,929)	43.3%
Other income (expense) – net		61,044		(36,213)	(268.6)%
Operating profit		1,328,509		793,863	67.3%
Financial income		155,863		26,069	497.9%
Financial costs		(1,257,254)		(1,527,107)	(17.7)%
Exchange rate fluctuation		490,428		606,270	(19.1)%
Financial costs – net		(610,963)		(894,768)	(31.7)%
Profit (loss) before income tax		717,546		(100,905)	(811.1)%
Income tax expense		(383,124)		(205,248)	86.7%
Consolidated net profit (loss) for the year	Ps.	334,422		(306,153)	(209.2)%

Revenue from Sales of Merchandise

Revenue from sales of merchandise increased 30.3% to Ps.57,333,327 thousand for the year ended December 31, 2024 from Ps.43,987,803 thousand for the year ended December 31, 2023. Of the total increase in revenue from sales of merchandise, 24.0% was attributable to sales from 484 net new stores opened over the course of the year, while 91.3% of the increase was attributable to increases in sales volume and a 15.3% reduction was attributable to lower prices due to shifts in the product mix. Same Store Sales for the year ended December 31, 2024 increased 13.4%.

Sales of Recyclables

Sales of recyclables increased 16.6% to Ps.105,692 thousand for the year ended December 31, 2024 from Ps.90,656 thousand for the year ended December 31, 2023. The increase was mainly driven by an increase in sales, offset by a decrease in the cardboard price per ton.

Cost of Sales

Cost of sales increased 29.8% to Ps.48,062,913 thousand for the year ended December 31, 2024 from Ps.37,038,542 thousand for the year ended December 31, 2023. The increase was attributable mainly to an increase in sales in existing stores and new stores and was proportional to the increase in revenue from sales of merchandise. Our cost of sales as a percentage of total revenue was 83.7% and 84.0% for the years ended December 31, 2024 and 2023, respectively.

Gross Profit

Gross profit increased 33.2% to Ps.9,376,106 thousand for the year ended December 31, 2024 from Ps.7,039,917 thousand for the year ended December 31, 2023, and our gross profit margin, calculated as gross profit as a percentage of total revenue, was 16.3% and 16.0% for the years ended December 31, 2024 and 2023, respectively.

Sales Expenses

Sales expenses increased 26.9% to Ps.6,121,566 thousand for the year ended December 31, 2024 from Ps.4,822,912 thousand for the year ended December 31, 2023. Our sales expenses as a percentage of total revenue decreased to 10.7% from 10.9% for the years ended December 31, 2024 and 2023, respectively. The increase in sales expenses remained proportional to the increase in revenue from sales of merchandise and largely derived from the opening of new stores, an increase in headcount required to operate new stores, and to the effects of wage inflation.

Administrative Expenses

Administrative expenses increased 43.3% to Ps.1,987,075 thousand for the year ended December 31, 2024 from Ps.1,386,929 thousand for the year ended December 31, 2023. Our administrative expenses, as a percentage of total revenue, were 3.5% and 3.1% for the years ended December 31, 2024 and 2023, respectively. The increase in administrative expenses was principally due to (i) the hiring of additional headquarters personnel to support growth, (ii) public company readiness, reporting and compliance expenses, (iii) expansion of regional operations as we opened new regions, and (iv) non-recurring fees and expenses, mainly related to our IPO. Expenses recognized in respect of grants under our share-based compensation plan during the years ended December 31, 2024 and 2023 were Ps.523,143 thousand and Ps.384,566 thousand, respectively.

Other Income (Expense)-Net

Other income–net for the year ended December 31, 2024 was Ps.61,044 thousand, as compared to other expense-net of Ps.36,213 thousand for the year ended December 31, 2023. The year-over-year change primarily reflects non-recurring income from balance sheet clean-ups such as reversals of inactive liabilities and cancellation of historical cash overages, which were partially offset by write-offs of legacy line items and non-recurring legal and compliance expenses. In contrast, other expense-net for 2023 included impairment charges related to stores affected by Hurricane Otis in Acapulco. As a percentage of total revenue, other income (expense)–net remained flat at 0.1% in 2024 compared to 2023.

Operating Profit

Operating profit increased 67.3% to Ps.1,328,509 thousand for the year ended December 31, 2024 from Ps.793,863 thousand for the year ended December 31, 2023, representing 2.3% and 1.8% of total revenue for each year. In addition to the factors described above, operating profit for 2024 includes Ps.138,556 thousand of non-recurring, non-capitalized, cash expenses related to our IPO, the February 2025 follow-on offering and other legal, compliance and regulatory matters, as well as Ps.91,481 thousand of net non-cash income, comprised of a Ps.124,734 thousand reversal of legacy balance-sheet items partially offset by Ps.33,253 thousand in depreciation expense arising from the write-off of fixed assets.

Financial Income

Financial income increased 497.9% to Ps.155,863 thousand for the year ended December 31, 2024 from Ps.26,069 thousand for the year ended December 31, 2023. The increase was primarily due to interest income earned from investing the net proceeds received from our IPO.

Financial Costs

Financial costs decreased 17.7% to Ps.1,257,254 thousand for the year ended December 31, 2024 from Ps.1,527,107 thousand for the year ended December 31, 2023. This decrease was primarily driven by the decreased interest expense related to the Promissory Notes and the Convertible Notes, which were repaid in February 2024, using a portion of the primary proceeds from our IPO, offset by an increase in the lease payments in connection with incremental lease agreements for our expanding store base of Ps.1,072,774 thousand and Ps.762,872 thousand, during the years ended December 31, 2024 and 2023, respectively.

Exchange Rate Fluctuation

Exchange rate fluctuation was a gain of Ps.490,428 thousand for the year ended December 31, 2024, as compared to a gain of Ps.606,270 thousand for the year ended December 31, 2023. This change was primarily driven by the significant devaluation of the U.S. dollar against the Mexican peso during the year ended December 31, 2023, at which time we had a net exposure to U.S. dollar-denominated debt, resulting in a significant exchange rate fluctuation gain. In 2024, we repaid the Promissory Notes and the Convertible Notes, which were denominated in U.S. dollars, using proceeds from our IPO. Following our IPO, we now have a net positive exposure to U.S. dollars due to holding a substantial amount of financial assets in U.S. dollars. Since our IPO, the Mexican peso has depreciated against the U.S. dollar, contributing to a positive exchange rate fluctuation; however, the positive impact in 2024 was lower compared to the gain recorded in 2023. See Notes 13 and 14 to our financial statements as of December 31, 2024 for further information.

Financial Costs-Net

For the reasons described above, financial costs – net decreased 31.7% to Ps.610,963 thousand for the year ended December 31, 2024 from Ps.894,768 thousand for the year ended December 31, 2023.

Profit (Loss) Before Income Tax

For the reasons described above, profit before income tax was Ps.717,546 thousand for the year ended December 31, 2024 as compared to a loss before income tax of Ps.100,905 thousand for the year ended December 31, 2023.

Income Tax Expense

Income tax expense increased 86.7% to Ps.383,124 thousand for the year ended December 31, 2024 from Ps.205,248 thousand for the year ended December 31, 2023. This change was due to an increase in taxable profits in our subsidiaries, which led to a higher annual effective tax rate that was partially offset by increased expenditures and tax benefits.

Net Profit (Loss) for the Period

For the reasons described above, net profit was Ps.334,422 thousand for the year ended December 31, 2024 as compared to a net loss of Ps.306,153 thousand for the year ended December 31, 2023.

For the Year Ended December 31, 2023 compared to the Year Ended December 31, 2022

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022, refer to "Item 5. Operating and Financial Review and Prospects–A. Operating Results" in our annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 30, 2024.

B.
LIQUIDITY AND CAPITAL RESOURCES

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, included elsewhere in this annual report.

Overview

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing.

As a result of our inventory and account payables management strategy, we generally rely on our positive cash flow dynamics as a source of financing for our operations and expansion. We have historically benefited from our working capital dynamic driven from our favorable payable terms relative to the high rotation of our inventory and minimal receivable balances, as most of our sales from merchandise are received in cash at the time of sale. As a result, we can generate a significant amount of negative working capital from such timing differences. Our negative working capital for 2024 and 2023 was Ps.2,633,277 thousand and Ps.4,558,781 thousand, respectively. As of December 31, 2024 and 2023, our total current assets amounted to Ps.8,554,139 thousand and Ps.4,393,160 thousand, respectively.

We have also used certain amounts of short-term and long-term debt with related parties and third parties to supplement our cash flows. As of December 31, 2024 and 2023, our long-term debt with third parties consisted of Ps.106,693 thousand and Ps.577,318 thousand, respectively. In addition to financing from third parties, we issued several series of senior and junior U.S. dollar-denominated pay-in-kind Promissory Notes would have matured on December 31, 2026, most of which were held by related parties, including some of our shareholders, and which were repaid in full in 2024 with the proceeds of our IPO. The aggregate principal amount and accrued interest outstanding on the Promissory Notes was US$261,057 thousand (Ps.4,410,166 thousand) as of December 31, 2023. We also issued Convertible Notes which were repaid in full in 2024 with the proceeds of our IPO. The aggregate principal amount and accrued interest outstanding on the Convertible Notes was US$22,494 thousand (Ps.380,002 thousand) as of December 31, 2023. See “Indebtedness” for additional information.

In addition, we have entered into a reverse factoring arrangement with Banco Santander Mexico, S.A. (“Santander”) pursuant to which a participating supplier receives the original invoice amount discounted at an agreed rate, and we pay Santander the original amount of the invoice within 60 days after the supplier collects the invoice from Santander. The aggregate limit of amounts invoiced under this arrangement was Ps.350,000 thousand; however, on December 4, 2023, the Company increased the aggregate limit to Ps.500,000 thousand. Pursuant to the terms of this arrangement, we have created a trust, which is meant to be an alternative source of payment in the case of a payment default. Cash flows from 419 stores are deposited in a bi-weekly minimum aggregate amount of Ps.300,000 thousand in the trust account as a pass-through and released to our treasury on a daily basis, as long as no payment default occurs. This trust also serves as an alternative source of payment for a revolving credit facility line we entered into with Santander for an aggregate principal amount of Ps.300,000 thousand. See Note 14 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere in this annual report, for more information about this arrangement.

On June 2, 2023, we and HSBC Mexico, S.A. (“HSBC”) entered into a reverse factoring transaction (the “HSBC Supplier Finance Agreement”) and a credit facility (the “HSBC Credit Line” and, together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). The original aggregate principal amount financeable under the HSBC Agreement was Ps.450,000 thousand. This amount was increased to Ps.700,000 thousand on June 20, 2024. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and we will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier elects which invoices are entered into the factoring transaction. Once entered, such invoices are novated and the liability of the Company to cover such invoice is extinguished. Invoices that are not discounted with HSBC are payable to the supplier at the original maturity date. There are no commissions or interests payable to HSBC when invoices are discounted, and only an opening commission of Ps.2,250 thousand was paid for entering into the original agreement. In addition, under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends. Additionally, pursuant to the terms of the HSBC Agreement, we have created a trust, which is meant to be an alternative source of payment in the case of a payment default, into which Ps.540,000 thousand of cash flows have to be deposited (as a pass-through) on the trust each month. However, the deposits are released daily to Tiendas 3B so long as no payment default occurs.

We intend to increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents and the liquidity provided from other sources of funds will be sufficient to meet our anticipated cash needs for at least the next 12 months, considering our expected organic growth. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described under “Item 3. Key Information–D. Risk Factors.” In addition, the impact of rising interest rates has adversely affected the cost of borrowing, hedging activities and access to capital in general, which could limit our ability to obtain financing or hedges in a timely manner, on acceptable terms or at all.

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Years Ended December 31,
	2024		2023		2022
	(thousands of Ps.)
Net cash flows provided by operating activities	Ps.	3,748,537	Ps.	3,140,349	Ps.	2,116,335
Net cash flows used in investing activities		(4,907,296)		(1,778,789)		(1,111,350)
Net cash flows obtained from (used in) financing activities		1,288,113		(1,095,692)		(1,027,115)
Increase (decrease) in cash and cash equivalents		129,354		265,868		(22,130)
Net foreign exchange difference		97,341		(30,373)		7,066
Net increase (decrease) in cash and cash equivalents	Ps.	226,695	Ps.	235,495	Ps.	(15,064)

Net Cash Provided by Operating Activities

Net cash provided by operating activities was Ps.3,748,537 thousand, Ps.3,140,349 thousand and Ps.2,116,335 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Net cash from operating activities for the year ended December 31, 2024, increased by Ps.608,188 thousand compared to the year ended December 31, 2023. This increase was primarily driven by improved pre-tax profitability and higher non-cash adjustment items resulting from store expansion. However, the non-cash add-backs were partially offset by a lower add-back for accrued interest paid on our Promissory Notes and Convertible Notes in 2024, as these were paid in full following our IPO in 2024.

For information regarding the cash flows provided by operating activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 30, 2024.

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

Net cash used in investing activities was Ps.4,907,296 thousand, Ps.1,778,789 thousand and Ps.1,111,350 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Net cash used in investing activities increased by Ps.3,128,507 thousand for the year ended December 31, 2024 as compared to the year ended December 31, 2023, mainly as we increased our store count by 484 net new stores between January 1, 2024 and December 31, 2024 and added two new distribution centers, leading to increased purchases of property and equipment and of cold rooms. Additionally, this increase also includes the investment of our IPO proceeds in short-term bank deposits.

For information regarding the cash flows used in investing activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 30, 2024.

Net Cash Obtained from (Used in) Financing Activities

Net cash used in financing activities generally consists of transactions related to our short-term and long-term debt and financing obligations. Transactions with non-controlling interest shareholders are also classified as cash flows from financing activities.

Net cash obtained from financing activities was Ps.1,288,113 thousand for the year ended December 31, 2024, compared to net cash used in financing activities of Ps.1,095,692 thousand and Ps.1,027,115 thousand for the years ended December 31, 2023 and 2022, respectively.

Net cash obtained from financing activities varied by Ps.2,383,805 thousand for the year ended December 31, 2024 as compared to net cash used in financing activities for the year ended December 31, 2023, mainly driven by the proceeds received from our IPO, partially offset by the repayment of all amounts outstanding under the Promissory Notes and the Convertible Notes, and the increase of lease payments due to our 484 net new store openings between January 1, 2023 and December 31, 2024 and the opening of two new distribution centers.

For information regarding the cash flows obtained from financing activities for the year ended December 31, 2023 compared to the year ended December 31, 2022, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2023, which was filed with the SEC on April 30, 2024.

Capital Expenditures

We make, and expect to continue to make, capital expenditures for store openings, renovation of existing stores and distribution centers, acquisitions of store equipment and transportation equipment, and investments in software.

For the year ending December 31, 2025, we have budgeted capital expenditures of approximately Ps.3,650,000 thousand, including approximately Ps.2,550,000 thousand for opening new stores and approximately Ps.360,000 thousand for opening four new distribution centers, which will be funded through our operating activities.

Our capital expenditures represented 4.2%, 4.1% and 3.4% of our total revenue in 2024, 2023 and 2022, respectively. Capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to Ps.2,435,695 thousand, Ps.1,798,019 thousand and Ps.1,122,877 thousand, respectively.

We expect to fund our capital expenditures program with a combination of cash flows from operations and additional financing. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such or any future capital expenditures.

Indebtedness

Our indebtedness for borrowed money consisted of promissory notes and convertible notes which we have incurred to finance our expansion. Additionally, we have historically incurred limited amounts of third-party financing for our operations, which has been limited to supplier financing lines and financial leases of transportation and certain store equipment.

The table below sets forth selected information regarding our outstanding indebtedness corresponding to the Promissory Notes and the Convertible Notes (which were repaid in full with the proceeds of our IPO) as of December 31, 2024, 2023 and 2022. We repaid in full all amounts outstanding under the Promissory Notes and the Convertible Notes in February 2024 with the proceeds from our IPO. Variations in the aggregate amount of our indebtedness from period to period are primarily due to either increases in accrued interest payable on the Promissory Notes, which were payable in U.S. dollars, or to the issuance of the Convertible Notes, which were repaid in full with the proceeds of our IPO.

	As of December 31,
	2024		2023		2022
	(thousands of Ps.)
Senior Promissory Notes
Debt – Related parties	Ps.	—	Ps.	4,158,458	Ps.	4,098,238
Debt – Third parties		—		20,454		20,158
Total	Ps.	—	Ps.	4,178,912	Ps.	4,118,396

2017 Junior Promissory Notes		—
Debt – Related parties	Ps.	—	Ps.	179,245	Ps.	175,114
Debt – Third parties		—		34,142		33,355
Total	Ps.	—	Ps.	213,387	Ps.	208,469

2020 Junior Promissory Notes
Debt – Related parties	Ps.	—	Ps.	2,749	Ps.	2,707
Debt – Third parties		—		15,118		14,890
Total	Ps.	—	Ps.	17,867	Ps.	17,597

Convertible Notes		—
Debt – Third parties	Ps.	—	Ps.	380,002	Ps.	376,878
Total	Ps.	—	Ps.	380,002	Ps.	376,878

Promissory Notes and Convertible Notes

Prior to our IPO, as part of our financing strategy, we incurred indebtedness pursuant to senior and junior U.S. dollar-denominated pay-in-kind promissory notes and pay-in-kind convertible notes, all of which were repaid in full with the proceeds of our IPO. The Promissory Notes and Convertible Notes contained substantially identical covenants, including relating to limitations on disposition of assets, restricted payments and incurrence of indebtedness, and were guaranteed by Tiendas BBB, S.A. de C.V., Tiendas Tres B, S.A. de C.V. and Desarrolladora Tres B, S.A. de C.V. (the “Guarantors”). As of the date of this annual report, the Guarantors have merged into Tiendas Tres B., S.A. de C.V., with this entity surviving the merger.

Set forth below is a summary of the principal terms of the Promissory Notes, which were repaid in full with the proceeds of our IPO, and the Convertible Notes:

Senior Promissory Notes. On November 30, 2016, BBB Foods Inc. entered into a Senior Promissory Notes Agreement, pursuant to which BBB Foods Inc. issued U.S. dollar-denominated payment-in-kind promissory notes (the “Senior Promissory Notes”) in the aggregate principal amount of US$94,747,329 (Ps.1,669,401 thousand) with an original maturity date of November 30, 2022, which was later extended to May 31, 2024 and then to December 31, 2026 by the holders. The Senior Promissory Notes accrued interest at a rate of 14% per annum with a default interest rate of 5% per annum. Interest on the Senior Promissory Notes was added to the outstanding principal amount thereof, such that the outstanding principal amount increased by an amount equal to the accrued interest. As of December 31, 2023, accrued interest contractually outstanding on the Senior Promissory Notes was

US$152,620,740 (Ps.2,578,298 thousand). The aggregate principal amount and all accrued interest on the Senior Promissory Notes was payable on the maturity date. 99.5% of the aggregate principal amount of the Senior Promissory Notes was held by related parties of the Company, including certain of its shareholders, and the remaining 0.5% was held by third parties. The Senior Promissory Notes were guaranteed by the Guarantors pursuant to a guarantee agreement dated November 20, 2020. As consideration for the Senior Promissory Note holders’ agreement to extend the maturity from May 31, 2024 to December 31, 2026, we agreed to pay an additional US$4,100,000 to the Senior Promissory Note holders on the date the Senior Promissory Notes were repaid with the proceeds of our IPO.

2017 Junior Promissory Notes. On August 9, 2017, BBB Foods Inc. entered into a Junior Promissory Notes Agreement, pursuant to which BBB Foods Inc. issued U.S. dollar-denominated payment-in-kind promissory notes (the “2017 Junior Promissory Notes”) in the aggregate principal amount of US$5,000,000 (Ps.88,098 thousand) with an original maturity date of November 30, 2022, which was later extended to May 31, 2024 and then to December 31, 2026 by the holders. The 2017 Junior Promissory Notes were subordinated and junior in right of payment to the Senior Promissory Notes. The 2017 Junior Promissory Notes accrued interest at a rate of 15% per annum with a default interest rate of 5% per annum. Interest on the 2017 Junior Promissory Notes was added to the outstanding principal amount thereof, such that the outstanding principal amount increased by an amount equal to the accrued interest. As of December 31, 2023 accrued interest contractually outstanding on the 2017 Junior Promissory Notes was US$7,631,284 (Ps.128,919 thousand). The aggregate principal amount and all accrued interest on the 2017 Junior Promissory Notes was payable on the maturity date. 84.0% of the aggregate principal amount of the 2017 Junior Promissory Notes was held by related parties of the Company, including certain of its shareholders and the remaining 16.0% was held by third parties. The 2017 Junior Promissory Notes were guaranteed by the Guarantors pursuant to a guarantee agreement dated November 20, 2020. As consideration for the 2017 Junior Promissory Note holders’ agreement to extend the maturity from May 31, 2024 to December 31, 2026, we agreed to pay an additional US$230,000 to the 2017 Junior Promissory Note holders on the date the 2017 Junior Promissory Notes were repaid with the proceeds of our IPO.

2020 Junior Promissory Notes. On June 30, 2020, BBB Foods Inc. entered into a Junior Promissory Notes Agreement, pursuant to which BBB Foods Inc. issued U.S. dollar-denominated payment-in-kind promissory notes (the “2020 Junior Promissory Notes” and, together with the 2017 Junior Promissory Notes, the “Junior Promissory Notes” and the Junior Promissory Notes, together with the Senior Promissory Notes, the “Promissory Notes”) in an aggregate principal amount of US$650,000 (Ps.11,453 thousand) with an original maturity date of June 30, 2023, which was later extended to May 31, 2024 and then to December 31, 2026 by the holders. The 2020 Junior Promissory Notes were subordinated and junior in right of payment to the Senior Promissory Notes. The 2020 Junior Promissory Notes accrued interest at a rate of 14% per annum with a default interest rate of 5% per annum. Interest on the 2020 Junior Promissory Notes was added to the outstanding principal amount thereof, such that the outstanding principal amount increased by an amount equal to the accrued interest. As of December 31, 2023, accrued interest contractually outstanding on the 2020 Junior Promissory Notes was US$407,613 (Ps.6,887 thousand). The aggregate principal amount and all accrued interest on the 2020 Junior Promissory Notes was payable on the maturity date. 15.4% of the aggregate principal amount of our 2020 Junior Promissory Notes was held by related parties of the Company, including certain of its shareholders and the remaining 84.6% was held by third parties. The 2020 Junior Promissory Notes were guaranteed by the Guarantors pursuant to a guarantee agreement dated November 20, 2020. As consideration for the 2020 Junior Promissory Note holders’ agreement to extend the maturity from May 31, 2024 to December 31, 2026, we agreed to pay an additional US$20,000 to the 2020 Junior Promissory Note holders on the date the 2020 Junior Promissory Notes were repaid with the proceeds of our IPO.

Convertible Notes. On November 20, 2020, BBB Foods Inc. entered into a Junior Convertible Promissory Note Agreement with LIV FD, S.A. de C.V., S.O.F.O.M., E.N.R., pursuant to which BBB Foods Inc. issued U.S. dollar-denominated convertible notes in an aggregate principal amount of US$15,000,000 (the “Convertible Notes”). The Company issued two convertible notes under the facility. The first Convertible Note was issued on November 20, 2020 in an aggregate principal amount of US$7,500,000. The second Convertible Note was issued on February 3, 2021 in an aggregate principal amount of US$7,500,000. The Convertible Notes were subordinated and junior in right of payment to the Senior Promissory Notes. The Convertible Notes matured on November 20, 2026 and accrued interest at a rate of 14% per annum compounded quarterly. Interest on the Convertible Notes was added to the outstanding principal amount thereof, such that the outstanding principal amount increased by an amount equal to the accrued interest. The aggregate principal amount and all accrued interest on the Convertible Notes was payable on the maturity date. The Convertible Notes were guaranteed by the Guarantors pursuant to a guarantee agreement dated November 20, 2020. As of December 31, 2023, the contractual amounts payable under the Convertible Notes were US$22,830,216 (Ps.385,682 thousand).

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

Our most important brands, slogans and logos are protected by trademarks in Mexico through registration with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Protection of a trademark in Mexico continues for as long as the brand is registered and used. As of December 31, 2024, we had approximately 1,515 owned brand files and registries in Mexico. In addition, within Mexico our licensors register their own brands granting us the right to use them within the territory.

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

Natural disasters and unusual weather conditions (whether or not caused by climate change). The occurrence of one or more natural disasters, such as Hurricane Otis that struck Acapulco, Guerrero on Mexico’s pacific coast on October 25, 2023 where we have 54 stores, and other future hurricanes, fires, floods, tornadoes, earthquakes, unusual weather conditions. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries or provide other support functions to our stores and through lost sales. These events also could affect consumer shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, new store or distribution center opening delays, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business and disruption of our utility services or information systems. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage by us or in the market more generally. In this case, as a result of the impact of Hurricane Otis, the Company recognized Ps.42,422 in impairment losses as other expenses for the year ended December 31, 2023 due to damages to properties, furniture, equipment, and lease-hold improvements resulting from the hurricane and related events. In addition, the Company recognized Ps.7,598 as sales expenses for the year ended December 31, 2023 in connection with cash losses due to theft, debris removal and equipment repairs. Finally, the Company also recognized Ps.30,409 in cost of sales for the year ended December 31, 2023 as a result of inventory obsolescence. Given the extensive damage to Acapulco’s infrastructure, its population and their property, 51 stores were temporarily closed and thus we have delayed our expansion plans in the city which may affect our broader expansion plans, operations and financial performance. Although our stores were covered by insurance, there is no assurance that our insurers will cover all or a substantial amount of the losses incurred. Moreover, even if we receive adequate compensation from insurers, there is no guaranty that economic conditions in Acapulco will recover in a manner that will allow us to operate under the same conditions that prevailed before the storm.

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

Information on the judgments made in applying accounting policies that have significant effect on the amounts recognized in our consolidated financial statements are included in Note 4 to our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022.

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

Our memorandum and articles of association provide that our directors are divided into three classes designated as the “Class I,” “Class II,” and “Class III” directors. Each director will serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected (except that the terms of the Class I, Class II and Class III directors listed below expire at the annual meetings identified below), subject to the provisions of our memorandum and articles of association. The Class I directors that were put in place upon consummation of our IPO will hold office until our upcoming annual general meeting, expected to be held on or about April 29, 2025, unless re-elected. Our directors have been divided among the three classes as follows:

•
the Class I directors are Ms. Martinez, Mr. Stevens and Dr. Bakker Lee; they were re-elected (in the case of Ms. Martinez) or elected for the first time (in the cases of Mr. Stevens and Dr. Bakker Lee) at the annual general meeting of the shareholders held on April 29, 2025; their terms will expire at the annual general meeting of the shareholders expected to be held no later than April 2028;

•
the initial Class II directors are Messrs. Hatoum, Cappello and Meffre; their terms will expire at the annual general meeting of the shareholders expected to be held no later than April 2026; and
•
the initial Class III directors are Ms. Reich and Messrs. Fuster and Khouri; their terms will expire at the annual general meeting of shareholders expected to be held no later than April 2027.

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for further information.

The following table sets forth the current members of our board of directors and their ages as of December 31, 2024.

Name	Age	Position
K. Anthony Hatoum	61	Chairman
Nicole Reich	59	Independent Director
Dennis Stevens	57	Independent Director
Angela Bakker Lee	54	Independent Director
Alexander Fuster	59	Independent Director
Juan Pablo Cappello	57	Independent Director
Sami Khouri	73	Independent Director
Alexis Meffre	49	Director
Stephanie Martinez	48	Independent Director

The business address of our directors is Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560. The following sets forth biographical information for each of the members of our board of directors:

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

Dennis Stevens. Dennis Stevens is the founder and Chief Executive Officer of SecureCorp, a company that develops, implements and operates advanced security technologies for multinational corporations and governments, as well as the founder and president of Pretorious Ltd., a drone manufacturing start-up based in Canada and Mexico. Mr. Stevens has over 35 years of experience across private equity, venture capital and corporate strategy in Latin America. His ventures include the Nostos Group and Mythos Group, which operate high-end Greek restaurants in Mexico; Centiva S.A. de C.V., a company that designs and operates employee incentive programs for large companies; and Screencast S.A.P.I. de C.V., a digital out-of-home media company. Previously, he worked in the private equity and venture capital groups of several leading finance firms, including Discovery Capital Americas LLC, where he participated in the launch of the Mexican discount airline Volaris; La Caisse de Dépôts et Placements du Québec, where he specialized in private equity deals originating in Mexico, Colombia, Venezuela, Central America and the Caribbean; and Nexus Ventures International Inc., a hybrid venture capital boutique that developed industrial and environmental joint ventures between strategic and local co-investors across Latin America. Before that, he worked as a consultant for Boston Consulting Group and worked as an analyst at John Labatt Ltd. Mr. Stevens holds an MBA from the Ivey School of Business and an Honors Business Administration degree from the University of Western Ontario’s School of Business Administration.

Angela Bakker Lee. Angela Bakker Lee is the Chief Executive Officer of Pineapple Ventures, a start-up investor and strategic advisor to several U.S. companies launching innovative technology and AI-powered solutions in healthcare including Lighten Platforms, LifeAire Systems and Ambit. Dr. Bakker Lee has over 20 years of senior leadership and general management experience, overseeing go-to-market strategy, product evolution and pricing, channel partnerships and M&A. Prior to becoming an investor, Dr. Bakker Lee served as Executive Vice President for SomaLogic, a proteomics technology and service provider with headquarters in Colorado that completed an IPO in 2021. She also held leadership positions at Quid, an AI software provider in San Francisco, and at IBM in New York, where she launched the Watson Business Unit. She began her professional career in 1996 first by joining MAG, an industry-first bioinformatics start-up in Palo Alto California that was later acquired by Celera Genomics, and then as a Global Managing Partner at ZS Associates, a management consulting firm whose healthcare industry clients hail from over 40 countries. Dr. Bakker Lee holds a bachelor’s degree from Stanford University and a PhD in Immunology from Strathclyde, which she earned as a Marshall Scholar in the UK.

Alexander Fuster. Alexander Fuster has been a director of the Company since 2011. Mr. Fuster is currently a private investor and heads a family office based in Miami, Florida. Prior to his current role, Mr. Fuster co-founded and led a series of privately-held healthcare investments in managed care, and medical services provider networks with an integrated pharmacy delivery system in Florida. He was a founding principal at Penske Capital Partners, a private equity firm in New York and also served as president of Leland Corporation, a private investor venture fund. Mr. Fuster was also a consultant at McKinsey & Company and an accountant and consultant for PricewaterhouseCoopers. He holds a Bachelor of Sciences in Business Administration degree with high honors from the University of Notre Dame and an MBA from Stanford University’s Graduate School of Business.

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

Sami Khouri. Sami Khouri has been a director of the Company since 2004. Mr. Khouri is the chief executive officer and a board member of United Investors Holding SAL, a Beirut-based group of distribution companies, that retail and distribute brands such as Nike, Converse and Levi’s. Since 1975, he has been actively involved in various business enterprises and has founded different ventures in diversified sectors, including local consumer goods industries, import and distributorships for multinational suppliers in fast moving consumer goods, pharmaceuticals, real estate development and investment banking. Mr. Khouri also serves as director in Gazzaoui Holding, an electrical component and water pump distributor in Lebanon and Qatar, as well a director of Eathos Ltd, a restaurant franchise operator in the Kingdom of Saudi Arabia and the Gulf states. Additionally, he is actively involved in several non-governmental organizations. Mr. Khouri serves as a director of Endeavor, global organization that supports high-impact entrepreneurs in emerging markets, The Lebanese Center for Palliative Care/BALSAM and Ruwwad Al Tanmeya in Lebanon, which is focused on the empowerment of marginalized societies through scholarships for education, and as a Trustee of Nusaned, a humanitarian community-based Lebanese NGO. He holds a degree in Economics from the American University of Beirut.

Alexis Meffre. Alexis Meffre has been a director of the Company since 2023. Mr. Meffre joined Quilvest Capital Partners in 2018 as its Executive Chairman and he currently serves as CEO and heads its Executive Committee. He has over 20 years of private equity and finance experience across Europe, the United States and in Emerging Markets. Prior to joining Quilvest, Mr. Meffre was a Director at ACG Capital (ex Groupama Private Equity), co-manager of the investment team and member of the investment committee. At ACG Capital, he was leading private equity fund investments in primary and secondary opportunities, buy-out, venture capital and/ growth equity, debt and mezzanine, infrastructure and special situations. Mr. Meffre was also actively involved in client relationship, fundraising and new products development. From 2003 to 2007, he worked at Proparco (a French Development Financial Institution) where he co-founded the Private Equity team, focusing on emerging markets (direct investments, private equity fund investments and co-investments). Mr. Meffre began his career as financial analyst in Sydney with BNP PARIBAS Equities Australia and then joined Goldman Sachs Global Investment Research focusing on EMEA markets in London. He serves on the Bemberg Family Council, as well as the Boards of Bemberg Capital, Quilvest Capital Partners SA, Quilvest Capital Partners AM SA (the Quilvest Group AIFM).

Mr. Meffre is a graduate from HEC Paris (Hautes Etudes Commerciales) and IEP Paris (Institut d’Etudes Politiques de Paris).

Stephanie Martinez. Stephanie Martinez has been a director of the Company since 2023. Ms. Martinez, is currently the managing director for France of Montblanc, a German luxury pen and accessory label owned by Richemont. Before 2024 and for 10 years, she was the managing director of the same company for Latin America, where she oversaw the brand’s expansion into the region. Prior to Montblanc, Ms. Martinez was the managing director for Mexico of Swarovski, an Austrian family business in its fifth generation. She has also held positions at luxury label Chanel. Ms. Martinez holds a business degree from Neoma Business School and a diploma from Instituto Tecnológico Autónomo de México (ITAM).

Executive Officers

Our officers are appointed by the board of directors. The following table sets forth our current executive officers, their titles, their ages and the years with our company as of December 31, 2024.

Officer	Position	Age	Years with our company
K. Anthony Hatoum	Chief Executive Officer	61	20
Eduardo Pizzuto	Chief Financial Officer and Investor Relations Officer	54	17
Diego Apalategui	Director of Sales and Operations	48	20
Luis Bermúdez	Director of Purchasing	54	6
Javier Suárez	Director of Human Resources	48	20
Pablo Grattarola	Director of Information Technology	52	1
Alejandro Dávila	Director of Real Estate	47	2

The business address of our key executives is Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560. The following sets forth biographical information for each of our key executives:

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

Diego Apalategui. Diego Apalategui is the Director of Sales and Operations of the Company. Mr. Apalategui has over two decades of experience in the retail industry. After beginning his career as a restaurant manager with Burger King Argentina, he transitioned to EKI, a then nascent retail venture with just six stores which scaled during Mr. Apalategui’s tenure to 250 stores. Mr. Apalategui joined Tiendas 3B in December 2004 as Director of Sales and Operations. He graduated as a commercial agent from the Navy Commander Tomas Espora secondary school in Buenos Aires.

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

For the year ended December 31, 2024, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was Ps.748,907 thousand, which includes both share-based payments and cash compensation.

2004 Option Plan

We have a Non-Qualified Stock Option Plan, dated as of July 15, 2004 (as amended) (the “2004 Option Plan”) pursuant to which we have granted options to purchase Class C common shares of the Company to certain employees, directors and other service providers of the Company and its subsidiaries. The share options are generally subject to time-based vesting requirements and generally vest over a five-year period, with 25% of the share options vesting at the end of each of the second, third, fourth and fifth calendar year following the calendar year in which they were granted (subject to continued employment and service requirements) (the “Common Options”). In connection with our IPO, our board of directors agreed to accelerate the vesting of all Common Options that were issued during or prior to December 2020 to the extent that such Common Options were outstanding and unvested as of immediately prior to the closing of our IPO.

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

The maximum number of Class C common shares that may be issued under the 2004 Option Plan was 45,000,000 Class C common shares, subject to adjustment in accordance with the terms of the 2004 Option Plan.

As of the date of this annual report, a total of 38,232,812 Class C common shares are issuable upon the exercise of Stock Options granted under our 2004 Option Plan, of which 24,802,187 Class C common shares correspond to Stock Options that are fully vested (including the Common Options for which vesting was accelerated). Of the 38,232,812 Class C common shares issuable upon the exercise of Stock Options, 31,311,835 Class C common shares correspond to Common Options and 6,920,977 correspond to Exit Options.

The table below sets forth the number of Class C common shares issuable upon the exercise of Common Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common shares subject to Common Options (considering the 3-for-1 share split effected in connection with our IPO).

	Number of Class C common shares subject to Common Options
		2024		2023		2022
Outstanding as of January 1,		34,991,250		29,366,250		22,031,250
Granted during the year		—		6,270,000		7,335,000
Forfeited during the year		(1,492,500)		(645,000)		—
Outstanding as of December 31,		33,498,750		34,991,250		29,366,250
Weighted average strike price (US$)	US$	5.98	US$	6.02	US$	4.69

During 2024 and until the date of this annual report, a total of 2,093,449 Class C common shares subject to Common Options were exercised (considering the 3-for-1 share split effected in connection with our IPO), and 93,466 were cancelled due to a net settlement of the exercised options. Thus, the Class C common shares issuable upon the exercise of Common Options as of the date of this annual report are 31,311,835.

The table below sets forth the number of Class C common shares issuable upon the exercise of Exit Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common shares subject to Exit Options (considering the 3-for-1 share split effected in connection with our IPO).

	Number of Class C common shares subject to Exit Options
		2024		2023		2022
Outstanding as of January 1,		7,444,974		7,064,982		7,064,982
Granted during the year		—		379,992		—
Forfeited during the year		—		—		—
Outstanding as of December 31,		7,444,974		7,444,974		7,064,982
Weighted average strike price (US$)	US$	3.43	US$	3.43	US$	3.45

During 2024 and until the date of this annual report, a total of 472,604 Class C common shares subject to Exit Options were exercised (considering the 3-for-1 share split effected in connection with our IPO), and 51,393 were cancelled due to a net settlement of the exercised options. Thus, the Class C common shares issuable upon the exercise of Exit Options granted as of such date were 6,920,977.

The Stock Options issued under the 2004 Option Plan are governed by the terms of the 2004 Option Plan, and the Common Options (to the extent unvested) will continue to vest on the same terms and conditions that originally applied to such Common Options. No additional Stock Options have been or will be granted under the 2004 Option Plan after our IPO. Since the Class C common shares were subject to restrictions on sale for a period of 180 days after the date of the prospectus relating to our IPO, and are subject to additional restrictions for a further 24 months following such 180-day period, our board determined that any vested Stock Options issued under the 2004 Option Plan cannot be exercised until the earliest to occur of (1) the conversion of Class C common shares pursuant to the initial exercise of registration rights under our memorandum and articles of association, (2) July 8, 2026, (3) upon and in connection with any business combination or offer to acquire the Company that would represent a change in control of the Company, which will result in the automatic acceleration of all vested options, and (4) the conversion of Class C common shares into Class A common shares upon the affirmative vote of holders representing at least 75% of the votes of the Class B common shares and Class C common shares voting as a single class (provided that such conversion does not take place within 18 months of the date of the prospectus relating to our IPO).

Liquidity Event Shares

Our board of directors adopted a plan in 2023 pursuant to which certain members of senior management and Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, would become eligible to receive incremental equity compensation upon consummation of our IPO, subject to certain targets of enterprise valuation being met (the “Liquidity Event Share Plan”). The board of directors approved 7,500,000 Class C common shares to be allocated by the Company’s CEO among Bolton Partners Ltd. and his direct reports. The allocation, the final terms and conditions and the delivery of such liquidity bonus remains undefined. Accordingly, the related shares have not been issued.

Bolton Partners Share Allocation

Pursuant to the terms of the 2004 shareholders’ agreement as in effect prior to our IPO, Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, was entitled to receive Class C common shares of the Company following consummation of our IPO (the “Bolton Partners Share Allocation”). 4,224,960 Class C shares were allocated to Bolton Partners as a result.

Delivery of the Class C common shares under the Bolton Partners Share Allocation is delayed until after the earlier of (1) a date to be determined by us that is after January 1, 2025 but on or prior to December 31, 2025 or (2) any business combination or offer to acquire the Company that would represent a change in control of the Company and also constitutes a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company, in each case, within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Delayed Delivery”).

See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders” for the fully diluted share ownership of Bolton Partners Ltd.

2024 Equity Incentive Plan

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

Under the Equity Incentive Plan, 8,400,000 Class A common shares were initially reserved for issuance. Each award granted under the Equity Incentive Plan will reduce the plan share reserve by the number of common shares underlying the award. Notwithstanding the foregoing, the plan share reserve shall be automatically increased on the first day of each fiscal year following the fiscal year ended December 31, 2024 by a number of common shares equal to the lesser of (i) 2.0% of all outstanding common shares on the last day of the immediately preceding fiscal year, and (ii) the number of common shares as may be determined by our board of directors.

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

As of the date of this annual report, our board of directors has approved the following awards under the 2024 Equity Incentive Plan:

•
A pool of 1,320,000 stock options, each exercisable for one Class A common share, to our employees, of which 1,310,000 have been granted. These stock options vest over four years, with 25.0% vesting at the end of each of the first, second, third and fourth anniversary of December 10, 2024 (the “Grant Date”). The exercise price will be US$29.09 per share, the closing price of our Class A common shares on the Grant Date.
•
305,000 restricted stock units, each equal to one Class A common share (“RSUs”), all of which have been granted to senior management and certain members of the Board as a compensation bonus. These RSUs are subject to a cliff-vesting over a one-year period, with 100% of the total RSUs vesting in a single installment on January 1, 2026.
•
280,000 RSUs, all of which have been granted to senior management as long-term incentives. These RSUs vest over three years.
•
A compensation pool of 20,000 RSUs to be used to compensate certain senior advisors during 2025, all of which are yet to be granted. Awards are expected to be in the range of 3,000 to 6,000 RSUs per person. These RSUs, when granted, will be subject to a cliff-vesting over a one-year period, with 100% of the RSUs vesting in a single installment on the first anniversary of the respective grant date.

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

Committees

The board of directors of the Company has formed an Audit Committee. In addition, although not required under the laws of the British Virgin Islands, our memorandum and articles of association establish a Compensation Committee and during 2024 approved the creation of an ESG committee. The board of directors may dissolve and appoint at any time any committee. At least one meeting shall be held by each committee on a quarterly basis.

Audit Committee

The Audit Committee is comprised of Ms. Reich, who serves as chair, and Messrs. Fuster and Cappello.

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
•
obtaining and reviewing a report from the independent auditor describing all relationships between the independent auditor and the Company consistent with the applicable Public Company Accounting Oversight Board ("PCAOB") requirements regarding the independent auditor’s communications with the Audit Committee concerning independence;
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

ESG Committee

Until the date of the Company's first annual general meeting on April 29, 2025, the ESG Committee had been comprised of Mr. le Ruyet and Mr. Gertsacov. As Messrs. le Ruyet and Gertsacov decided not to seek re-election as Class I directors of the Company, it is intended that the ESG Committee be reconstituted in the near future. The ESG Committee has been and will be responsible for reviewing the development of the Company’s sustainability strategy, as well as monitoring its implementation and progress.

Code of Ethics

On January 28, 2024 we adopted a revised Code of Business Conducts and Ethics, which will applies to all of our directors, officers and employees and is publicly available on our website. We intend to disclose future amendments to, or waivers of, our code of ethics on the same page of our investor relations website.

Service Contracts

None of the members of our Board of Directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

D.
EMPLOYEES

Human Capital and Our Culture

At the heart of our corporate culture are our core values: trustworthiness, honesty, and modesty. We view these values as central to our past success and future aspirations. We strive to instill these values in all our employees and suppliers to improve the communities where we operate. As of December 31, 2024, of our 25,300 employees, 4,070 were employed in our warehouses and distribution centers, 20,848 were employed at our stores and 382 were employed in our corporate offices. We endeavor to provide competitive compensation and benefits that attract and retain top-tier talent and are committed to promoting diversity among our teams through an inclusive culture that seeks to integrate people from different parts of the world that enrich and support efforts to meet business objectives.

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

In order to cultivate leadership, we have developed a specialized program to accelerate the growth of key-talent within our organization. During this 78-hour program, we focus on skills relating to supervision, management decision-making, result focus, information and management and information analysis. This program is conducted twice a year with a local prestigious university, the Escuela Bancaria y Comercial. This initiative has led to the promotion of at least 42 employees to managerial positions between January 1, 2023 and December 31, 2024.

We champion career growth with a hands-on evaluation program, designed to propel employees’ career trajectories within the company. A key initiative of our training and employee development is our performance review process. Our digitalized process allows us to measure key employee metrics and competencies based on each employee’s position.

Employee growth and retention are at the forefront of our strategies. We diligently track metrics like applications, staffing, turnover, and internal promotions. Our comprehensive career plans coupled with a meritocratic advancement model, offer multidisciplinary career growth opportunities. During 2024, we promoted 4,970 of our employees, reflecting our commitment to career development and growth within our organization.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

The table below contains information regarding the beneficial ownership of our equity securities as of April 25, 2025.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding as of the date hereof: 62,048,108 Class A common shares, 5,200,000 Class B common shares and 47,518,697 Class C common shares outstanding.

Common shares subject to options, warrants or rights that were exercisable at April 25, 2025 or that will be exercisable within 60 days of the date of this report, are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. However, as of the date hereof, there are no common shares subject to options exercisable within 60 days because they are either unvested in the case of stock options and RSUs granted under our Equity Incentive Plan, or subject to restrictions on exercise in the case of Stock Options under our 2004 Incentive Plan as described in “Item 6. Directors, Senior Management and Employees—B. Compensation—2004 Option Plan.” As a result, the table below does not reflect: 38,232,812 Class C common shares issuable upon the exercise of options granted under our 2004 Option Plan, 1,310,000 stock options each exercisable for one Class A common share under the 2024 Equity Plan, 605,000 RSUs under the 2024 Equity Plan, 7,500,000 Class C common shares under the Liquidity Event Share Plan and 4,224,960 Class C common shares under the Bolton Share Allocation. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for further information regarding our equity incentive plans and awards.

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

		Common Shares Beneficially Owned (1)						Total Voting Power (2)
		Class A		Class B		Class C
		Shares	%	Shares	%	Shares	%	%
Directors and Executive Officers	(3)
K. Anthony Hatoum	(4)	—	—	5,200,000	100.0%	5,828,954	12.3%	44.7%
Nicole Reich de Polignac		—	—	—	—	—	—	—
Dennis Stevens		*	*	—	—	—	—	*
Angela Bakker Lee		*	*	—	—	—	—	*
Alexander Fuster		—	—	—	—	—	—	—
Juan Pablo Cappello		—	—	—	—	—	—	—
Sami Khouri	(5)	—	—	—	—	3,719,648	7.8%	2.0%
Alexis Meffre	(6)	—	—	—	—	—	—	—
Stephanie Martinez		—	—	—	—	—	—	—
Eduardo Pizzuto		—	—	—	—	*	*	*
Diego Apalategui		—	—	—	—	—	—	—
Luis Bermúdez		—	—	—	—	—	—	—
Javier Suárez		—	—	—	—	—	—	—
Pablo Grattarola		—	—	—	—	—	—	—
Alejandro Dávila		—	—	—	—	—	—	—
All directors and executive officers as a group (15 persons)	(7)	*	*	5,200,000	100.0%	9,559,316	20.1%	46.7%

5% Shareholders
QS 3B Aggregator Inc.	(8)	—	—	—	—	11,232,447	23.6%	6.0%
Capital International Investors	(9)	6,732,117	10.8%	—	—	—	—	3.6%
Capital Research Global Investors	(10)	5,357,086	8.6%	—	—	—	—	2.9%
GIC Private Ltd.	(11)	3,066,893	4.9%	—	—	—	—	1.6%
Gilder Gagnon Howe & Co LLC	(12)	2,853,906	4.6%	—	—	—	—	1.5%
Morgan Stanley	(13)	2,176,892	3.5%	—	—	—	—	1.2%
FMR LLC	(14)	3,494,773	5.6%	—	—	—	—	1.9%

Other shareholders	(15)	38,361,163	61.8%	—	—	26,726,934	56.2%	34.7%
Total shares per Class		62,048,108	100.0%	5,200,000	100.0%	47,518,697	100.0%	100.0%

* Indicates beneficial ownership of less than 1% of the class of common shares.

(1)
The column “Common shares Beneficially Owned” reflect securities beneficially owned as of April 25, 2025.
(2)
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
(3)
Unless indicated otherwise, the current business address for our directors and executive officers is Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560.
(4)
Bolton Partners Ltd., an investment vehicle of which Mr. Hatoum and his immediate family members (directly or through irrevocable trusts for the benefit of family members) hold all of the beneficial ownership interests, owns 5,200,000 Class B common shares and 5,828,954 Class C common shares, in respect of which Mr. Hatoum may be deemed to have voting and dispositive power.

However, the table above and the foregoing ownership information do not include the following shares that are or will be held by directly or indirectly by Mr. Hatoum through Bolton Partners Ltd: (i) 8,550,000 Class C common shares issuable upon exercise of Stock Options granted under our 2004 Option Plan (including unvested and vested but currently unexercisable Stock Options); (ii) up to 6,000,000 Class C common shares under the Liquidity Event Share Plan, the allocation, the final terms and conditions and delivery of which remain undefined by our board of directors; (iii) 4,224,960 Class C common shares under the Bolton Partners Share Allocation but subject to Delayed Delivery, and (iv) 275,000 Class A common shares issuable upon exercise of stock options or RSUs granted under our Equity Incentive Plan (all of which are unvested). Taking into account such Class A common shares and Class C common shares, as well as other Class A common shares and Class C common shares similarly issuable under stock options under our current Equity Incentive Plan, our 2004 Option Plan (including both unvested and vested (but currently unexercisable) and assuming net settlement at their respective strike prices and a price per Class A common share of US$30.19 (the last reported sale price of our Class A common shares on the New York Stock Exchange on April 25, 2025)), and those under the Liquidity Event Share Plan and Bolton Share Allocation, Mr. Hatoum, directly or indirectly through Bolton Partners Ltd., would beneficially own approximately 43.5% of the combined voting power of our outstanding common shares. See “Item 6. Directors, Senior Management and Employees–B. Compensation—2004 Option Plan,” “Item 6. Directors, Senior Management and Employees –B. Compensation—Liquidity Event Share Plan” and “Item 6. Directors, Senior Management and Employees–B. Compensation—Bolton Partners Share Allocation.”

(5)
Mr. Khouri’s shares are held through MNCF Ltd. Mr. Khouri may be deemed to have voting and dispositive power over the shares held by such entity. The business address for MNCF Ltd. is 27 Hospital Road, KY1-8001, George Town, Cayman Islands.
(6)
Mr. Alexis Meffre is a Partner at Quilvest Capital Partners.
(7)
The table above does not include the following, substantially all of which are held by our directors and executive officers (including those held by our principal shareholder as described in note (4) above): 38,232,812 Class C common shares issuable upon the exercise of options granted under our 2004 Option Plan, 1,310,000 stock options each exercisable for one Class A common share under the 2024 Equity Plan, 605,000 RSUs under the 2024 Equity Plan, 7,500,000 Class C common shares under the Liquidity Event Share Plan and 4,224,960 Class C common shares under the Bolton Share Allocation. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for further information regarding our equity incentive plans and awards.
(8)
The business address for QS 3B Aggregator Inc. is Craigmuir Chambers Road Town, VG1110, British Virgin Islands.QS 3B Aggregator Inc. is an investment vehicle managed by Quilvest Capital Partners or its affiliates. Mr. Meffre is a Partner at Quilvest Capital Partners and disclaims beneficial ownership of Class A common shares and Class C common shares held by vehicles managed by Quilvest Capital Partners.
(9)
Based solely on a Schedule 13G filed by Capital International Investors on March 11, 2024. Capital International Investors (“CII”) is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” The business address for Capital International Investors is 333 South Hope Street, 55th Floor, Los Angeles, California, United States 90071.
(10)
Based solely on a Schedule 13G filed by Capital Research Global Investors on April 4, 2025. Capital Research Global Investors (“CRGI”) is a division of CRMC, as well as the investment management entities. CRGI’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital Research Global Investors.” The business address for Capital Research Global Investors is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071.
(11)
Based solely on a Schedule 13G filed by GIC Private Ltd. on February 20, 2025. The business address for GIC Private Ltd. is 168 Robinson Road #37-01 Capital Tower Singapore 068912.
(12)
Based solely on a Schedule 13G filed by Gilder Gagnon Howe & Co LLC on February 10, 2025. The business address for Gilder Gagnon Howe & Co LLC is 475 10th Ave New York, NY 10018.
(13)
Based solely on a Schedule 13G filed jointly by Morgan Stanley and Morgan Stanley Capital Services LLC on February 3, 2025. The business address for both Morgan Stanley and Morgan Stanley Capital Services LLC is 1585 Broadway, New York, NY 10036.
(14)
Based solely on a Schedule 13G filed jointly by FMR LLC and Abigail P. Johnson on February 12, 2025. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC and reports jointly with FMR LLC as a beneficial owner of the Class A common shares held by FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, as amended, to form a controlling group with respect to FMR LLC. The business address for FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(15)
The disclosure with respect to the remaining shareholders is being made on an aggregate basis because, to our knowledge, none of their beneficial ownership exceeds 5% or more of any class of our common shares.

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

Advisory Fee. In connection with certain amendments to our shareholders’ agreement as in effect prior to our IPO and the Senior Promissory Notes, we agreed to pay a one-time US$400,000 service fee to affiliates of Quilvest Capital Partners. Entities affiliated with Quilvest Capital Partners are significant shareholders of the Company. The service fee was payable concurrently with the payment of the Senior Promissory Notes, which occurred in February 2024.

Related Party Transaction Policy

We have a Related Party Transaction Policy which requires certain related party transactions to be approved by our board of directors.

Indemnification

Our memorandum and articles of association will require us to indemnify our directors and executive officers to the fullest extent permitted by law.

Agreements with our Directors and Executive Directors

Certain of our executive officers have entered into employment agreements with us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Agreements with our Executive Officers.” As part of our retention strategy, certain of our executive officers agreed to defer the payment of certain accrued bonuses. For the year ended December 31, 2024, deferred bonus payable to our executive officers was zero. None of our directors have entered into service agreements with us.

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

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of their respective jurisdictions of incorporation (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our subsidiaries. See “Item 3. Key Information–D. Risk Factors—Risks Related to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” In 2023 and in 2024, we did not declare or pay any dividends.

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

Under Mexican law, subject to the satisfaction of certain quorum requirements, only shareholders at a general meeting have the authority to declare a dividend. Although not required by law, such declarations typically follow the recommendation of the board of directors. Additionally, under Mexican law, our Mexican subsidiary may only pay dividends if, among other things, any existing losses applicable to prior years have been made up or absorbed into shareholders’ equity and after at least 5% of net profits for the relevant fiscal year have been allocated to a legal reserve until the amount of the reserve equals 20% of a company’s paid-in capital stock.

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
there are no cumulative voting rights;

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
•
in addition to restrictions on sales and dispositions in our memorandum and articles of association relating to our IPO, the holders of the Class B common shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class B common shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto), for a period that commenced on the date of expiry of the 180-day initial lock-up period and will end 24 months after such date (the “Liquidity Lock-Up Period”), except for certain permitted transfers described in our memorandum and articles of association, including:
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
•
transfers following the consummation of our IPO pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s issued shares involving a “change of control” (meaning a change in the Company’s ownership of not less than 90%) that has been approved by the board of directors; provided that should such a transaction not be completed, the transfer restrictions will continue to apply; and
•
pledges of Class B common shares; or sales of Class B common shares pursuant to piggy-back or demand registration rights, in accordance with customary registration rights provisions, subject to a limit of no more than two registrations per year and a minimum registration amount of US$100 million; and
•
each Class B common share will convert automatically into one Class A common share (i) upon sale into the public market; (ii) upon any transfer, whether or not for value (except for certain permitted transfers described in our memorandum and articles of association, including transfers to and between trusts or other vehicles solely for the benefit of our principal shareholder, its affiliates and/or members of the immediate family of Mr. Hatoum, its direct and indirect shareholders and partnerships, corporations and other entities exclusively owned by our principal shareholder, its affiliates and/or members of the immediate family of Mr. Hatoum); and (iii) at such time as the number of issued and outstanding Class B common shares represents less than 1.0% of the aggregate number of the aggregate common shares of the Company then outstanding. A Class B common share will convert automatically into one Class C common share upon foreclosure or enforcement of any pledge over the Class B common shares. Following the expiry of the Liquidity Lock-Up Period, a holder of Class B common shares may also at any time elect to convert a Class B common share into one Class A common share by delivering a conversion notice to the Company.

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
•
in addition to restrictions on sales and dispositions in our memorandum and articles of association described below, the holders of the Class C common shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class C common shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto) during the Liquidity Lock-up Period, except for certain permitted transfers described in our memorandum and articles of association, including:
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

•
transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Company’s issued shares involving a “change of control” (meaning a change in the Company’s ownership of not less than 90%) that has been approved by the board of directors; provided that should such a transaction not be completed, the transfer restrictions will continue to apply; and
•
sales of Class C common shares pursuant to piggy-back or demand registration rights, in accordance with customary registration rights provisions, subject to a limit of no more than two registrations per year and a minimum registration amount of US$100 million or transfers of Class C common shares to another holder of Class C common shares;
•
each Class C common share will convert automatically into one Class A common share upon (i) sale into the public market; (ii) certain transfers permitted during the Liquidity Lock-Up Period (including “change of control” transactions and piggy-back or registration rights sales described above); and (iii) upon expiry of the Liquidity Lock-Up Period. Any Class C common shares that remain outstanding (but not, for the avoidance of doubt, Class B common shares) shall immediately and automatically convert into Class A common shares upon the expiry of the Liquidity Lock-Up Period. In addition, our articles of association permit the conversion of Class C common shares into Class A common shares upon the affirmative vote of holders representing at least 75% of the votes of the Class B common shares and Class C common shares voting as a single class (provided that such conversion does not take place within 18 months as of February 9, 2024).

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

Lock-up Provisions of Our Memorandum and Articles of Association

In addition to restrictions on sales and dispositions relating to our IPO described in our memorandum and articles of association, the Liquidity Lock-Up Period will be in force for a period commenced on the date of expiry of the 180-day initial lock-up period and ending 24 months after such date, during which the holders of Class B common shares and Class C common shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class B common shares or Class C common shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto), except for certain permitted transfers described in our memorandum and articles of association.

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
•
only the board of directors may convene an annual meeting. The first annual meeting following our IPO is expected to take place on or about April 29, 2025; an annual meeting shall be held in each future calendar year. All annual meetings shall be held at such date, time and place, either within or outside the British Virgin Islands, and may be held virtually, as shall be determined from time to time by the board of directors. The business of an annual meeting shall be the election and re-election of directors for those board seats whose terms expire at such meeting and any other items of business proposed by the board of directors and/or otherwise duly proposed by eligible shareholders in accordance with our memorandum and articles of association;
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

The first annual meeting following our IPO is expected to take place on or about April 29, 2025.

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

British Virgin Islands	Delaware

removal. Our memorandum and articles of association fix a rotating three-year term to elect directors for each of our three classes of directorships.

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

British Virgin Islands	Delaware

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

British Virgin Islands	Delaware

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
i.
the proceedings may be enforced, prosecuted, settled or compromised by or against the surviving company or consolidated company or against the member, director, officer or agent thereof; as the case may be; or
ii.
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

Directors. The directors are divided into three classes designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected and subject to the provisions of our memorandum and articles of association, and being understood that for the first designation, directors designated as Class I directors are serving for a term ending on the date of the first fourth general meeting of shareholders following our IPO, directors initially designated as Class II directors are serving for a term ending on the second annual general meeting of shareholders following our IPO, and directors initially designated as Class III directors are serving for a term ending on the date of the third annual general meeting of the shareholders following the our IPO. There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. However, our memorandum and articles of association do not provide for cumulative voting for such elections.

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
i.
a disposition pursuant to an order of the court having jurisdiction in the matter;
ii.
a disposition for money on terms requiring all or substantially all net proceeds to be distributed to the members in accordance with their respective interest within one year after the date of disposition; or
iii.
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

This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below.

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

Based on the past and projected composition of our income and assets, and the value of our assets, including goodwill, we do not believe we were a PFIC for our most recent taxable year, and we do not expect to become a PFIC in the current taxable year or the foreseeable future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk and credit risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 5 to our consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 included elsewhere herein, for further discussion of our exposure to these risks.

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

In connection with the preparation of our IFRS financial statements, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer, have concluded that, as a result of the material weaknesses, as described under “Item 15. Controls and Procedures–D. Changes in Internal Control over Financial Reporting,” our disclosure controls and procedures were not effective as of December 31, 2024.

B.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

BBB Foods' management is responsible for establishing and maintaining adequate “internal control over financial reporting,” as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board.

Our internal control over financial reporting includes those policies and procedures that:

(i)
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management of the company; and
(iii)
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that a reasonable possibility exists that a material misstatement of our annual or interim financial statements would not be prevented or detected on a timely basis.

As of December 31, 2024, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by COSO in 2013.

Our assessment concluded that the Company’s internal control over financial reporting as of December 31, 2024, was not effective because of the following material weaknesses:

Previously identified material weaknesses

In connection with the audit of our financial statements as of December 31, 2023 and 2022 and for the years then ended, in accordance with PCAOB standards, we identified two material weaknesses in our internal control over financial reporting:

(i)
our high reliance on outside advisors to support us on the preparation of our consolidated financial statements under IFRS, technical memorandums related to critical transactions, complex calculations affecting our accounting records and disclosure positions, and
(ii)
the lack of controls to ensure an adequate segregation of duties, including user access to our ERP system that adequately restrict to appropriate users access to our financial applications and data.

Material weaknesses identified in 2024

As part of the assessment we performed in 2024, we identified two additional material weaknesses in our internal control over financial reporting related to:

(i)
the design and maintenance of an effective risk assessment process, including our documentation, design, operation and controls execution, and
(ii)
implementing an independent department to monitor control activities at an adequate level to identify, and timely assess, risks of material misstatement in the Company’s consolidated financial statements.

C.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This annual report does not include a report of management’s assessment regarding internal control over financial reporting based on rules and regulations of the SEC for non-accelerated filers.

D.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than as disclosed below, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.

Remediation activities and plans

During 2024, we made significant progress and efforts aiming to remediate the previously identified material weaknesses. These measures included: hiring additional staff with the right expertise, implementation of new processes, policies and procedures, improvements of the current internal controls to provide additional levels of review and approval, enhancements of internal documentation, strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework, and the implementation of new software and ERP solutions, among others. However, we are still in the process of implementing an effective and mature internal control over financial reporting. We believe our current action plan and the remediation activities being implemented will be appropriate to remediate the situation. We are also prepared to take additional steps if necessary to address these issues throughout 2025.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined each of Nicole Reich, Alexander Fuster and Juan Pablo Cappello to be financially literate. Our board of directors has determined that Nicole Reich has accounting or related financial management expertise (in the business judgment of the Board) to be an “audit committee financial expert” as defined by applicable SEC rules. Our board of directors has also determined that each of Nicole Reich, Alexander Fuster and Juan Pablo Cappello satisfies the “independence” requirements set forth in Rule 10A-3 of the Exchange Act and the NYSE listing standards.

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

	For the year ended December 31,
	2024	2023
	(thousands of Ps.)
Audit fees (1)	23,480	16,353
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	23,480	16,353

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2024, no purchases of our equity securities were made on behalf of the Company or any affiliated purchaser.

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

		BVI law does not require a company to obtain shareholder approval of equity compensation plans or such other share issuances.	We have not and do not intend to submit for shareholder approval any equity-compensation plans or other dilutive and related party equity issuances covered by NYSE rules.

Requirement	NYSE Requirement for US Listed Companies	BVI Law	Our Practice
Quorum required for any meeting of the holders of shares of the company	The NYSE gives careful consideration to provisions fixing any proportion less than a majority of the outstanding shares as the quorum for shareholders’ meetings	BVI law stipulates that quorum is fixed by the company’s memorandum and articles of association.

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
1.1

Amended and restated Bylaws of the registrant dated as of February 8, 2024 (incorporated by reference to Exhibit 1.1 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))

2.1

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))

4.1

BBB Foods Inc. 2024 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form S-8 (File No. 333-277388) filed with the SEC on February 27, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.01 to the registrant’s registration statement on Form F-1 (File No. 333-284668) filed with the SEC on February 3, 2025)
11.1	Code of Ethics of the registrant adopted as of January 28, 2024 (incorporated by reference to Exhibit 11.1 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))
11.2

Insider Trading Policy of the registrant adopted as of January 28, 2024 (incorporated by reference to Exhibit 11.2 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))

12.1	Certification of Chief Executive Officer, pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
12.2	Certification of Chief Financial Officer pursuant to Rule 13-a14(a) (17 CFR 240.13a-12(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350
13.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Chapter 63, Section 1350
15.1	Consent of PricewaterhouseCoopers, S.C.
97	Clawback Policy of the registrant (incorporated by reference to Exhibit 97 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

BBB Foods Inc.
(Registrant)

/s/ K. Anthony Hatoum
(Signature)

/s/ Eduardo Pizzuto Espinosa
(Signature)

Date: April 29, 2025

BBB Foods Inc. and subsidiaries

Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

BBB Foods Inc. and subsidiaries

Index

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
BBB Foods Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of BBB Foods Inc. and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of profit or loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Shared-based Payments

As described in Notes 3.23, 4.4 and 22 to the consolidated financial statements, on December 10, 2024, the Company’s Board of directors approved a grant of 1,310,000 stock options, under the Company’s Equity Incentive Plan. These stock options vest over four years, with 25% vesting at the end of each of the first, second, third and fourth anniversaries of the grant date. The exercise price is US$29.09 per share (the closing price of the Company’s Class A shares on the grant date). For the measurement of the fair value of share-based payment transactions, management used a binomial tree valuation model, which depends on certain inputs, including the grant date, the vesting period, the expected life of the share option or appreciation right, and volatility, and making assumptions about the latter two.

The principal considerations for our determination that performing procedures relating to accounting for share-based payments is a critical audit matter are (i) the significant judgment applied by management when developing the fair value estimate of the shared-based payments; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions described in the preceding paragraph; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in (a) evaluating the appropriateness of using the binomial tree valuation model; and (b) developing an independent estimate of the fair value of share-based payments by considering (i) the grant date, vesting period, multiples, and number of options granted in the Equity Incentive Plan, (ii) the volatility of the stock price of comparable companies, iii) the expected life of the share option or appreciation right, and iv) utilizing public information related to the market price of the Company’s Class A shares and the risk-free rate, and (c) comparing the independent estimate to management’s estimate to evaluate its reasonableness.

/s/ PricewaterhouseCoopers, S. C.

Mexico City, Mexico

April 29, 2025

We have served as the Company's auditor since 2005

BBB Foods Inc. and subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

Thousands of Mexican Pesos (Ps.)

	As of December 31,
	2024		2023
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 6)	Ps.	1,447,166	Ps.	1,220,471
Short-term bank deposits (Note 7)		3,058,691		—
Sundry debtors		95,058		11,020
VAT and other taxes receivable		843,926		731,186
Advanced payments		70,925		72,998
Inventories (Note 9)		3,038,373		2,357,485
Total current assets	Ps.	8,554,139	Ps.	4,393,160
NON-CURRENT ASSETS:
Guarantee deposits		72,652		33,174
VAT receivable		174,936		—
Property, furniture, equipment, and lease-hold improvements – Net (Note 10)		6,455,625		4,606,300
Right-of-use assets – Net (Note 11)		7,028,346		5,520,596
Intangible assets – Net		6,790		6,771
Deferred income tax (Note 18)		484,325		403,801
Total non-current assets	Ps.	14,222,674	Ps.	10,570,642
Total assets	Ps.	22,776,813	Ps.	14,963,802

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Suppliers		8,835,875		7,126,089
Accounts payable and accrued expenses		341,828		322,959
Income tax payable		74,642		2,326
Bonus payable to related parties (Note 13)		58,702		78,430
Short-term debt (Note 14)		926,765		744,137
Lease liabilities (Note 16)		750,127		537,515
Employees’ statutory profit sharing payable		199,477		140,485
Total current liabilities	Ps.	11,187,416	Ps.	8,951,941
NON-CURRENT LIABILITIES:
Debt with related parties (Note 13)		—		4,340,452
Long-term debt (Note 14)		106,693		577,318
Lease liabilities (Note 16)		7,415,363		5,706,707
Employee benefits		32,559		22,232
Total non-current liabilities	Ps.	7,554,615	Ps.	10,646,709
Total liabilities	Ps.	18,742,031	Ps.	19,598,650
STOCKHOLDERS' EQUITY:
Capital stock (Note 17)		8,283,347		471,282
Reserve for share-based payments (Note 22)		1,374,844		851,701
Cumulative losses		(5,623,409)		(5,957,831)
Total stockholders’ equity	Ps.	4,034,782	Ps.	(4,634,848)
Total liabilities and stockholders’ equity	Ps.	22,776,813	Ps.	14,963,802

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2024, 2023 and 2022

Thousands of Mexican Pesos (Ps.), except for number of shares and earnings (loss) per share

	For the year ended December 31,
	2024		2023		2022
Revenue from sales of merchandise	Ps.	57,333,327	Ps.	43,987,803	Ps.	32,472,577
Sales of recyclables		105,692		90,656		107,820
Total revenue		57,439,019		44,078,459		32,580,397
Cost of sales (Note 19)		(48,062,913)		(37,038,542)		(27,655,643)
Gross profit		9,376,106		7,039,917		4,924,754

Sales expenses (Note 19)		(6,121,566)		(4,822,912)		(3,460,840)
Administrative expenses (Note 19)		(1,987,075)		(1,386,929)		(952,090)
Other income (expense) - Net		61,044		(36,213)		8,445
Operating profit		1,328,509		793,863		520,269

Financial income (Note 20)		155,863		26,069		19,840
Financial costs (Note 20)		(1,257,254)		(1,527,107)		(1,168,786)
Exchange rate fluctuation (Note 20)		490,428		606,270		264,930
Financial costs – Net		(610,963)		(894,768)		(884,016)
Profit (loss) before income tax		717,546		(100,905)		(363,747)
Income tax expense (Note 18)		(383,124)		(205,248)		(201,363)
Consolidated net profit (loss) for the year	Ps.	334,422	Ps.	(306,153)	Ps.	(565,110)

Consolidated net loss available to Class A shares	Ps.	—		(306,153)		(565,110)
Weighted average Class A shares		—		12,000,000		12,000,000
Basic and diluted loss per Class A share (Note 21)	Ps.	—	Ps.	(25.51)	Ps.	(47.09)
Consolidated net income available to common stockholders (basic)	Ps.	334,422	Ps.	—	Ps.	—
Weighted average common shares		109,203,573		—		—
Basic earnings per common share (Note 21)	Ps.	3.06	Ps.	—	Ps.	—
Consolidated net income available to common stockholders (diluted)	Ps.	334,830	Ps.		Ps.
Diluted weighted average common shares		139,606,695		—		—
Diluted earnings per common share (Note 21)	Ps.	2.40	Ps.	—	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2024, 2023 and 2022

Thousands of Mexican Pesos (Ps.)

	Capital Stock		Cumulative Losses		Reserve for share - based payments		Total stockholders’ equity
Balances as of January 1, 2022	Ps.	471,282	Ps.	(5,086,568)	Ps.	163,346	Ps.	(4,451,940)
Consolidated net loss for the year		—	Ps.	(565,110)		—	Ps.	(565,110)
Share - based payments (Note 22)		—		—	Ps.	303,789	Ps.	303,789
Balances as of December 31, 2022	Ps.	471,282	Ps.	(5,651,678)	Ps.	467,135	Ps.	(4,713,261)
Consolidated net loss for the year		—	Ps.	(306,153)		—	Ps.	(306,153)
Share - based payments (Note 22)		—		—	Ps.	384,566	Ps.	384,566
Balances as of December 31, 2023	Ps.	471,282	Ps.	(5,957,831)	Ps.	851,701	Ps.	(4,634,848)
Consolidated net income for the year		—	Ps.	334,422		—	Ps.	334,422
Share - based payments (Note 22)		—		—	Ps.	523,143	Ps.	523,143
Initial public offering, net of underwriting discount and incremental and direct costs (Notes 1 and 17)		7,812,065		—		—		7,812,065
Balances as of December 31, 2024	Ps.	8,283,347	Ps.	(5,623,409)	Ps.	1,374,844	Ps.	4,034,782

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2024, 2023 and 2022

Thousands of Mexican Pesos (Ps.)

	For the year ended December 31,
	2024		2023		2022
Operating activities
Profit (loss) before income tax	Ps.	717,546	Ps.	(100,905)	Ps.	(363,747)
Adjustments for:
Depreciation of property, furniture, equipment and leasehold improvements (Note 10)		719,987		488,409		297,743
Depreciation of right-of-use assets (Note 11)		796,182		598,031		484,916
Amortization of intangible assets		2,430		2,655		2,395
Impairment of property and equipment (Note 10)		—		42,422		—
Employee benefits		10,327		3,873		3,631
Interest payable on Promissory Notes and Convertible Notes (Notes 8 and 20)		82,588		619,779		615,592
Interest expense on lease liabilities (Note 16)		1,072,774		762,872		507,875
Interest on debt and bonus payable, and amortization of issuance costs		36,390		29,747		45,319
Loss related to modification and remeasurement of Promissory Notes (Note 20)		—		84,236		—
Financial income		(155,863)		(26,069)		(19,840)
Interests and commissions from credit lines		65,503		—		—
Loss on termination of lease agreements		1,573		—		—
Exchange rate fluctuation		(490,428)		(610,703)		(285,990)
Share-based payments expense (Note 22)		523,143		384,566		303,789
		3,382,152		2,278,913		1,591,683

Increase in inventories		(680,887)		(425,880)		(528,363)
Increase in other current assets and guarantee deposits		(418,646)		(138,013)		(233,823)
Increase in suppliers (including supplier finance arrangements)		1,709,786		1,735,897		1,496,811
Increase in other current liabilities		165,090		78,963		87,344
(Decrease) increase on bonus payable to related parties		(20,648)		(8,564)		10,688
Income taxes paid		(388,310)		(380,967)		(308,005)
Net cash flows provided by operating activities		3,748,537		3,140,349		2,116,335

Investing activities
Purchase of property, furniture, equipment and leasehold improvements (Notes 8 and 10)		(2,435,695)		(1,798,019)		(1,122,877)
Sale of property and equipment (Notes 8 and 10)		1,877		3,776		2,646
Additions to intangible assets		(2,449)		(1,185)		(2,805)
Short-term bank deposits (Note 7)		(2,614,080)		—		—
Interest received from settlement of derivative financial instruments		7,980		—		—
Interest earned on short-term investments and bank deposits (Notes 7 and 20)		135,071		16,639		11,686
Net cash flows used in investing activities		(4,907,296)		(1,778,789)		(1,111,350)

Financing activities
Payments made on supplier finance arrangements-Net of commissions received		(3,251,211)		(2,074,890)		(1,409,089)
Finance obtained through supplier finance arrangements		3,498,928		2,195,833		1,528,143
Proceeds from credit lines - net		—		99,618		82,527
Payment of principal of Promissory Notes (Notes 13 and 14)		(1,974,787)		—		—
Payment of accrued interests of Promissory Notes (Notes 13 and 14)		(2,955,495)		—		—
Payment of debt (Note 14)		(208,679)		(104,769)		(360,107)
Interest payment on debt (Note 14)		(94,734)		(25,224)		(41,859)
Proceeds from initial public offering, net of underwriting fees (Note 1)		7,841,837		—		—
Initial Public Offering capitalized costs		(23,269)		—		—
Principal payments on lease liabilities (Note 16)		(471,703)		(423,388)		(318,855)
Interest payments on leases (Note 16)		(1,072,774)		(762,872)		(507,875)
Net cash flows obtained from (used in) financing activities		1,288,113		(1,095,692)		(1,027,115)

Increase (decrease) in cash and cash equivalents		129,354		265,868		(22,130)
Effect of foreign exchange movements on cash balances		97,341		(30,373)		7,066
Cash and cash equivalents at beginning of year		1,220,471		984,976		1,000,040
Cash and cash equivalents at end of year	Ps.	1,447,166	Ps.	1,220,471	Ps.	984,976

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Amounts in thousands of Mexican Pesos (Ps.),

except for number of shares and earnings (loss) per share

Note 1 - History and activity of the Company:

BBB Foods Inc. was incorporated in the British Virgin Islands on July 9, 2004 with company number 605635, and its registered office is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. As an entity incorporated under the laws of the British Virgin Islands, BBB Foods Inc. is not subject to any form of taxation. BBB Foods, Inc. has two wholly owned subsidiaries domiciled in the UK: BBB Foods Limited Partnership and Lothian Shelf Limited, (collectively hereinafter referred as the Scottish entities). Up to December 31, 2024, the Scottish entities had three wholly owned subsidiaries (the Mexican Subsidiaries), however, in connection with a simplification of the Company’s operations, Tiendas BBB, S.A. de C.V. and Desarrolladora Tres B, S.A. de C.V. merged with and into Tiendas Tres B, S.A. de C.V., as the surviving company. This transaction did not have any effect on the Company’s financial position or results of operations.

The main activity of the Mexican Subsidiaries is described below:

i.
Tiendas Tres B, S. A. de C. V. (Tiendas Tres B), operates in the hard discount grocery retail industry through a chain of 2,772 stores at December 31, 2024, where it offers high-quality branded and private label products.
ii.
Tiendas BBB, S. A. de C. V. (Tiendas BBB), granted Tiendas Tres B the right to use the “BBB” brand and received royalty revenues that were eliminated in consolidation. On December 31, 2024, this entity merged with and into Tiendas Tres B.
iii.
Desarrolladora Tres B, S. A. de C. V., was a semi-dormant company that owned a small piece of land. On December 31, 2024, this entity merged with and into Tiendas Tres B.

BBB Foods Inc., collectively with the Scottish entities and the Mexican Subsidiaries, are hereinafter referred to as the “Company”, “BBB Foods” or the “Group”.

Company listing and payment of Promissory Notes and Convertible Notes

On February 8, 2024, the Company's registration statement on Form F-1 was declared effective by the Securities and Exchange Commission (SEC). On February 13, 2024, in connection with its Initial Public Offering (“IPO”), BBB Foods listed its Class A shares on the New York Stock Exchange (NYSE) and issued 28,050,491 Class A shares, at an initial public offering price of US$17.50 per share, receiving net proceeds of Ps.7,812,065, net of underwriting discount and incremental and direct costs. The Company used the proceeds to repay in full the Promissory Notes and Convertible Notes described in Notes 13 and 14.

Also, on February 15, 2024, some of the Company’s stockholders sold 5,610,098 and 5,049,088 Class A shares at a price of US$17.50 per share, pursuant to the exercise of the underwriters’ over-allotment option. The Company did not receive any proceeds from the sale of the aforementioned Class A shares.

Up to January 2024, BBB Foods Inc. was jointly controlled by several vehicles collectively referred to as “QS BBB”, and Bolton Partners Ltd. Following the IPO, the sale of shares mentioned in the preceding paragraph, and the termination of the shareholders’ agreement, QS BBB ceased to exercise joined control. As of December 31, 2024, share ownership is divided among different shareholders, however, Bolton Partners Ltd. is the main shareholder owning 11.6% of the shares and 46.4% of the voting rights over all matters requiring shareholder approval.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Hurricane Otis

On October 25, 2023, Hurricane Otis struck the city of Acapulco, Mexico where the Company operated 54 stores as of such date. During the aftermath of the hurricane, 51 stores were temporarily closed and reopened gradually during 2024. For the year ended December 31, 2023, the Company recognized impairments of Ps.42,422, Ps.7,598 and Ps.30,409 due to damages to properties, furniture, equipment, and leasehold improvements; cash losses due to theft, debris removal and equipment repairs, and inventory write down. The above-mentioned impairments were recorded as other expenses, sales expenses and cost of sales, respectively. As of December 31, 2024, no amount has been recovered from the insurer nor recorded as an asset in the accompanying financial statements (See Note 24).

Note 2 -
Basis of preparation:
2.1.
Basis of preparation

The Company's consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). IFRS Accounting Standards comprise the following authoritative literature:

•
IFRS Accounting Standards;
•
IAS Standards;
•
Interpretations developed by the IFRS Interpretations Committee (IFRIC Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC Interpretations).
2.2.
Basis of measurement and going concern

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements have been prepared on a going concern basis. Management has prepared these consolidated financial statements as of December 31, 2024 and 2023, assuming that it will continue to operate as a going concern. The Company’s financial structure has allowed it to operate with liquidity, including significant investments in furniture, equipment, store equipment and leasehold improvements related to the opening of new stores and the improvement and expansion of sales areas in existing stores.

2.3.
Financial statements authorization

These consolidated financial statements and their accompanying notes were authorized for issuance on April 29, 2025, by Kamal Anthony Hatoum (Chief Executive Officer) and Eduardo Pizzuto (Chief Financial Officer).

2.4.
Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Note 3 - Summary of material accounting policies:

Material accounting policies applied by the Group in preparing its consolidated financial statements are described below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

3.1.
Consolidation

Subsidiaries are all entities over which BBB Foods has control. The Company controls an entity where it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Balances and profits on transactions between the subsidiaries controlled by the Company are eliminated in consolidation. Unrealized losses are also eliminated, unless the transaction provides evidence of an impairment of transferred assets. The subsidiaries’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Company.

3.2.
Foreign currency transactions
i.
Functional and reporting currency

The figures included in the consolidated financial statements of the Company are measured in the currency of the primary economic environment where the entity operates (functional currency). As of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, the currency in which the consolidated financial statements of the Company are presented is the Mexican peso as a policy choice, which in turn is also the functional currency of the ultimate holding company and all entities comprising the Group.

ii.
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

3.3.
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

3.4.
Short-term bank deposits

Short-term bank deposits are used for investment purposes and not to settle existing or potential cash commitments in the near term. Short-term bank deposits are not available on demand and are subject to penalty for withdrawing principal prior to the maturity date.

Short-term bank deposits are classified as financial assets measured at amortized cost. This classification is based on the criteria that the Company holds these financial assets within a business model to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the outstanding principal amount.

Interest revenue from short-term bank deposits is calculated using the effective interest method. This method involves applying the effective interest rate to the gross carrying amount of the financial asset.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

3.5.
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

Based on its assessment, the Company has cash and cash equivalents, short-term bank deposits and sundry debtors classified as financial assets measured at amortized cost. These financial assets are held within a business model whose objective is to hold said assets in order to collect contractual cash flows, and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the amount of outstanding principal.

3.6.
Value Added Tax (VAT) receivable

VAT receivable originates from purchases and expenses in excess of VAT on sales, so the excess is a tax that the Company can offset against VAT on sales or request its refund from the tax authorities. In 2024 and 2023, the Company received VAT refunds from the tax authorities by Ps.80,359 and Ps.116,774, respectively. When the Company expects to recover VAT within 12 months after the reporting period, those amounts are presented as current assets, otherwise they are presented as non-current assets.

3.7.
Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of sales includes the cost of merchandise, and the costs incurred in bringing each product to their present location and condition. Logistics costs (which include depreciation of distribution centers and salaries of warehouse staff) and vendor allowances are capitalized in inventory and recognized in the cost of sales when they are sold. The net realizable value is the estimated sale price in the normal course of operations less the estimated costs to make the sale. The cost is determined using the weighted average cost method.

Historically, shrinkage has been immaterial because the Company has implemented strict loss prevention programs and control procedures.

The Company receives various types of vendor allowances. The most common are:

i.
Volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor, and
ii.
Promotional allowances, which relate to cooperative advertising and market development efforts.

Volume allowances are recognized as a reduction of the cost of the related products and recognized in cost of sales as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from cost of sales, unless there is clear evidence that they should be classified as revenue resulting from the Company providing a distinct good or service to the vendor. For the years ended December 31, 2024, 2023 and

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

2022, the Company did not recognize revenue from vendor allowances, since such allowances were not considered a distinct good or service.

The Company recognizes vendor allowances only where there is evidence of a binding arrangement with the vendor, the amount can be estimated reliably, and receipt is probable.

3.8.
Property, furniture, equipment and leasehold improvements

Property, furniture, equipment and leasehold improvements are recognized at cost less accumulated depreciation and impairment losses. The cost includes the outflows directly attributable to the acquisition and all the expenses related to the location of the asset in the place and in the necessary conditions to operate as foreseen by management.

Leasehold improvements are changes to commercial real estate space and may include interior walls, changing flooring, plumbing installation, lighting fixtures, fire protection, alarm and security systems, electrical systems, warehouse facilities, among others.

The costs of expansion, remodeling or improvement that represent an increase in capacity and therefore an extension of the useful life of the assets are also capitalized. Maintenance and repair expenses are charged to the statement of profit or loss in the period in which they are incurred. The carrying amount of the replaced assets is written off when they are replaced, bringing the full effect to the statement of profit or loss.

The acquisition cost of properties, furniture, equipment and leasehold improvements is depreciated and amortized systematically using the straight-line method based on the useful lives of the assets.

The average useful lives are indicated below:

Useful life
Building	20 years
Store shelving equipment	20 years
Leasehold improvements(1)	5 to 20 years
Computer equipment	3.3 years
Furniture and equipment	10 years
Storage equipment	10 years
Store equipment	10 years
Transportation cars and trucks	4 to 8 years

(1)
Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

The residual values, the useful life and the depreciation method of the assets are reviewed and adjusted (if applicable) at every reporting period.

Profits and losses from the sale of assets result from the difference between the sale price and the carrying amount of the assets are included in the statement of profit or loss within other income.

3.9.
Impairment of non-financial assets

Non-financial assets that are subject to depreciation are subject to impairment tests when there are events or changes in circumstances that indicate that the book value may not be recoverable. Impairment losses correspond to the amount in which the carrying amount of the asset exceeds its recoverable amount. The asset's recoverable value is the highest between the fair value of the asset less the costs incurred for its sale and its value in use. For purposes of impairment assessments, assets are grouped at the smallest levels at which they generate identifiable cash flows

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

(cash generating units). Non-financial assets that have been impaired are assessed at each reporting date to identify possible reversals of said impairment.

3.10.
Suppliers and accounts payable

These items include obligations with suppliers and other accounts payable for purchases of goods or services acquired in the normal course of the operations before the year end. When they are due within 12 months after the reporting period, they are presented as current liabilities and amounts due beyond 12 months are presented as non-current liabilities. As of December 31, 2024 and 2023, the Company did not have suppliers and accounts payable beyond 12 months.

3.11.
Supplier finance arrangements

The Company determines if liabilities that are part of supplier finance arrangements should be presented as suppliers or financial liabilities.

i. Supplier finance arrangements that remain as suppliers

In this type of arrangement, the Company’s suppliers enter into supplier finance agreements with financial institutions that pay the suppliers’ invoices in advance at a discounted rate, and the Company pays back the financial institution the outstanding amount of the original invoice, with the same terms and conditions originally agreed with the suppliers. The Company recognizes the liability as part of suppliers since those liabilities have similar nature and function to trade payables. In those cases, the cash flows are recognized in operating activities for purposes of the cash flow statements. (See Note 4.2).

ii. Supplier finance arrangements that are presented as financial liabilities

Tiendas Tres B has entered into two supplier finance arrangement agreements, one with Banco Santander Mexico, S. A. (Santander) and the other with HSBC Mexico, S. A. (HSBC). Pursuant to these agreements, Tiendas Tres B invited certain strategic suppliers to enter into supplier finance agreements with Santander and HSBC so that they can obtain liquidity and improve their working capital by decreasing their collection period. Santander and HSBC pay the suppliers’ invoices in advance at a discounted rate, and the Company pays back the financial institution the outstanding amount of the original invoice, with the same terms and conditions originally agreed with the suppliers. Given the economic substance of the trade payable has changed as a result of a supplier finance arrangement, the Company concluded that trade payables subject to a supplier finance arrangement under the Santander and HSBC Agreements had to be recognized and presented separately as financial liabilities included in Note 14. Consistently, for purposes of the cash flow statements, the Company recognizes as a cash outflow in operating activities and a cash inflow in financing activities when the financial institution pays the supplier.

At the end of each month, the Company receives a participation fee (commission) from HSBC that is accounted for as financial income.

3.12.
Debt

Debt is initially recognized at fair value, net of related costs incurred, and subsequently recognized at its amortized cost. Any difference between the funds received (net of transaction costs) and the redeemable value is recognized in the statement of profit or loss during the term of the loan using the effective interest rate method. When there are changes on the expectation of cash flows associated with the debt, such as prepayments, the Company recalculates the amortized cost of the debt as the present value of the estimated future contractual cash flows discounted at the original effective interest rate and the adjustment is recognized as gain or loss in the statement of profit or loss.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Fees incurred in connection with the issuance of the debt, if any, are recognized as transaction costs and are included in the financial liability and amortized using the effective interest method over the term of the debt.

Debt is de-recognized from the statement of financial position when the obligation specified in the contract is fulfilled, canceled or expired.

The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss as other income or finance costs.

Debt is classified as current liabilities unless, at the end of the reporting period, the Company has a right to defer the payment of a liability for at least 12 months after the reporting period.

3.13.
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

3.14.
Provisions

Provisions are recognized when the Company has a legal obligation present or assumed as a result of past events, it is probable that the outflow of cash flows is required to pay the obligation, and the amount can be estimated reliably. The amount recognized as a provision is the best estimate, over the reporting period, of the disbursement necessary to cancel the present obligation, the disbursement is constituted by the amount, rationally assessed, that the Company must pay to cancel the obligation at end of the reporting period, or to transfer it to a third party on that date.

3.15.
Income taxes

BBB Foods Inc., as an entity incorporated under the laws of the British Virgin Islands, is not subject to any form of taxation (See Note 18). However, the Mexican Subsidiaries are subject to tax legislation in Mexico.

The income tax expense includes the current and deferred tax. The tax is recognized in the statement of profit or loss.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•
When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss, and

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

•
In respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled, and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax is recognized on the temporary differences that arise from comparing the accounting and tax values of all assets and liabilities. Deferred income tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the end of the year and are expected to apply when the deferred income tax assets and liabilities are realized, or the deferred income tax is settled. The charge for current income tax is calculated based on the tax laws enacted or substantially enacted as of the date of the statement of financial position. The deferred income tax asset is only recognized to the extent that it is probable that future tax benefits will be obtained against which deductible temporary differences can be used.

The balances of deferred income tax assets and liabilities are offset when there is an enforceable legal right to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities relate to the same tax authority or the same fiscal entity or different fiscal entities where there is an intention to settle balances on a net basis.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company did not have uncertain tax positions as of December 31, 2024, 2023 and 2022.

3.16.
Employee benefits
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
Employee’s statutory profit sharing payable

The Company recognizes a liability and an expense for employee profit sharing based on a calculation that considers the taxable profit after certain adjustments. The Company recognizes a liability when it is contractually obligated or when there is a past practice that gives rise to an assumed obligation.

3.17.
Stockholders' equity

The capital stock is constituted by the share capital, and cumulative losses that are expressed at their historical cost. The proceeds received as part of the IPO, net of directly attributable transaction costs, were credited directly to equity.

3.18.
Revenue recognition
i.
Sales of merchandise

Revenue from the sale of merchandise is recognized when the merchandise is delivered to the customer at the point of sale (the store) and payment of the transaction price is received immediately from the customer in cash or through other means of payment. Sales of merchandise are recognized at a point in time when the goods are delivered to the client. The Company's policy is to sell all of its products with the right to return

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 them; however, accumulated experience shows that sales returns are not significant, therefore if returns occur, they are recognized immediately by decreasing revenues and the Company does not record a sales returns estimation.

For the sale of products and services from third-party merchants, such as prepayment of cell phone, fees and commissions paid by customers from payment of basic services, the Company acts as an agent by connecting the sale with the final customers and has no control over the service provided by the third party. The Company recognizes revenue in respect of such sales on a net basis, representing the commission that it expects to receive in exchange for the services provided, and recognizes a liability in the item of accounts payable and accrued expenses in respect of the consideration that it receives from customers and will be remitted to the third-party merchants. As of December 31, 2024, 2023 and 2022, this revenue was not material related to the total revenue amount and therefore it is included in the sales of merchandise item in the consolidated statements of profit or loss.

ii.
Sales of recyclables

Sales of recyclables (cardboard and stretch film primarily), are recognized as revenue when control of the products sold has been transferred to the customer.

3.19.
Sales and administrative expenses

The Company recognizes the sales and administrative expenses on an accrual basis. These expenses consist of the following:

i.
Sales expenses

Expenses related to the operation of stores, including wages and salaries of store employees, depreciation of properties, furniture, equipment and leasehold improvements and right-of-use assets and amortization of intangible assets, energy expenses, social security contributions relating to store employees, maintenance and conservation expenses and cash-in- transit services.

ii.
Administrative expenses

Expenses related to headquarters, regional offices and the back office, including wages and salaries of administrative employees, depreciation, and amortization, energy, social security contributions of administrative employees, accruals related to options granted under the Company's share-based compensation plan, administrative services, advertising expenses, corporate services, maintenance and conservation expenses and professional fees.

3.20.
Operating Segments

Segment information is presented in a manner consistent with the internal reporting provided to the CEO, who is the Chief Operating Decision Maker. He is responsible for operating decision-making, allocating resources and assessing the performance of the Company. He supervises the Company’s performance as a single business unit, therefore, the Company has only one operating segment (See Note 23).

3.21.
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

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

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

To determine the incremental borrowing rate, the Company:

•
Where possible, uses recent third-party financing received by the lessee as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received, and
•
Applies specific adjustments to the lease, for example, term, currency and guarantees.

The Company is exposed to possible future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect.

When adjustments to lease payments based on an index or rate become effective, the lease liability is reassessed and adjusted to the right-of-use asset.

Lease payments are allocated between principal and finance cost. The finance cost is charged as an expense during the lease period in order to produce a constant periodic interest rate on the remaining balance of the liability for each period.

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

The lease terms are indicated below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Building	5 to 20 years
Store equipment (cold rooms)	10 years
Transportation equipment – trucks	8 years
3.22.
Earnings per share

Earnings (loss) per share are classified as basic and diluted. Basic earnings (loss) are intended to provide a measure of the participation of each share of BBB Foods Inc. in the performance that the Company had in the periods presented. Basic earnings (loss) are calculated by dividing the earnings (loss) for the period attributable to the equity holders of the controlling interest by the weighted average number of shares outstanding during the year.

For the years ended December 31, 2023 and 2022, the Company only allocated losses to class A shares, when determining losses per share, since there was no contractual obligation for Classes B, C, D and E to share losses as they have different liquidation rights. In January 2024, following the reorganization of existing shares, Class A shares have the same liquidation preferences as Class B and C shares, consequently, for the year ended December 31, 2024, the weighted average of common shares included Class A, B and C shares (See Notes 17 and 21).

Diluted shares are intended to provide a measure of the participation of each share in the Company's performance considering the dilutive effects (reduction in profits or increase in losses) of the potential shares outstanding during the period. Diluted earnings (loss) per share are calculated by dividing the earnings (loss) of the year attributable to the equity holders of the controlling interest by the weighted average number of shares outstanding during the year plus the weighted average number of shares that have dilutive potential.

Up to February 2024, the Company had a Convertible Note into equity; however, no dilutive effects were considered in the calculation of earnings per share for the years ended December 31, 2023 and 2022, since the Company generated net losses.

For the year ended December 31, 2024, the Company analyzed whether there were dilutive effects from potential shares arising from share-based payments, as the Company generated a net profit in such period. With respect to the 2024 Equity Incentive Plan (See Note 22), the Company determined that 1,310,000 options granted under this plan have an antidilutive effect because the exercise price of the options exceeded the average market price of the Company’s shares, considering that the exercise price includes the fair value of services to be rendered by the granted employees in the future. The rest of the options and restricted stock units granted have a dilutive effect.

3.23.
Share-based payments

Common Options

On July 15, 2004, the Company’s Board of Directors approved an incentive for executives and employees designed to provide long-term shareholder returns. Under this plan, participants were granted options to purchase Class C shares, as explained below. These options vest 25% annually over a five-year period starting at the end of the second year. Once vested, options become exercisable upon the occurrence of a liquidity event, such as an IPO, which is considered a non-vesting condition, since the grantee of the option had already earned the right of the option at the end of the vesting period by providing services to the Company as of such date.

Exit Options

In December 2020, the Board of Directors approved the granting of additional options to be distributed to Board members and key management in two tranches expiring on December 31, 2030. Both the vesting and the exercise of these options will be triggered upon the occurrence of an exit event, such as an IPO or a sale of the Company, and therefore these options are referred as “Exit Options”. To receive the award, the grantees must remain in service at

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 the date of the exit event. The exit event is considered to be a vesting condition and there are no other vesting conditions to exercise the options.

The Common Options and Exit Options described above are considered a share-based compensation plan because it is equity‑settled, since both plans provide the grantees the option to acquire the Company’s Class C shares instead of receiving a payment, based on the value of the Company’s shares.

2024 Equity Incentive Plan

On December 10, 2024, the Board of Directors and the stockholders approved the 2024 Equity Incentive Plan (hereafter referred to as "Equity Incentive Plan"), to provide a means through which to attract, retain and motivate key personnel. The Equity Incentive Plan consists of granting share options and restricted stock units (RSUs). Awards under the Equity Incentive Plan may be granted to employees, senior management, certain members of the Board and senior advisors. The Equity Incentive Plan is considered a share-based compensation plan because it is equity‑settled, since the plan provides the grantees the option to acquire the Company’s Class A shares instead of receiving a payment, based on the value of the Company’s shares. Vesting conditions and terms of the Equity Incentive Plan are described in Note 22.

Measuring and accounting

Common and Exit options (See Notes 1 and 24)

As of December 31, 2023, the Company was not publicly traded; therefore, there was no readily available market value for its shares. To determine the fair value of the Company’s stock options, management used an option pricing model and a binomial tree valuation model to determine the fair value of the options at their grant date. The impact of the non-vesting condition is included in the fair value of the options granted. As described in Notes 1 and 17, on February 8, 2024, BBB Foods completed an IPO and listed its Class A common shares on the NYSE, and on January 28, 2024, the Board approved: 1) a reorganization of the existing shares; and 2) a 3 for 1 share split of the Company’s common shares, and each granted option was entitled to acquire 3 Class C shares.

For accounting purposes, the Company recognizes the expense associated with the Common Options using a graded vesting model with a corresponding increase to equity. Employees who are terminated with cause or leave the Company before their options vest will forfeit any unvested options. Conversely, if the employee leaves the Company and its options are vested, it can exercise them in the future, subject to expiration date and the non-vesting condition. The Company estimates the potential forfeitures in order to estimate the expense to be recognized and adjusts this estimate based on the actual forfeitures.

The share-based payments expense in 2024, 2023 and 2022 related to the Common options amounted to Ps.475,198, Ps.244,352 and Ps.152,113, respectively.

With respect to the accounting of Exit Options, management used an option pricing model and a binomial tree valuation model to determine the fair value at their grant date. The vesting period commenced on the grant date and finalized with the IPO and recognized an expense on a straight-line method during the vesting period, as the employee services were received, and the exit event was probable. If a key member of management or a Board member died or became permanently incapacitated before the exit event, the Exit Options of that person vested automatically on such date for the benefit of their heirs. If a key member of management or a Board member resigned before the exit event, the options were forfeited. The share-based payments expense in 2024, 2023 and 2022 related to the Exit options amounted to Ps.20,774, Ps.140,214 and Ps.151,676, respectively.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Vested options under the 2004 plan are subject to exercise restrictions approved by the Board. Under the restrictions, beneficiaries are generally not allowed to exercise until the end of the Liquidity Lock-Up on July 8, 2026 or in connection with a registered offering. The Board allowed option holders to exercise a certain number of options, on a net settlement basis, and to sell the shares received in connection with the secondary offering mentioned in Note 24.

Equity Incentive Plan

To determine the fair value of the Company’s stock options granted under the 2024 Equity Incentive Plan, management used a binomial tree valuation model. Options granted have different vesting conditions depending on the beneficiaries as described in Note 22. The Company accounted for expenses amounting to Ps.27,171 associated with the Equity Incentive Plan with a corresponding increase to equity. The Company estimates the potential forfeitures in order to estimate the expense to be recognized and adjusts this estimate based on the actual forfeitures. The fair value of the RSUs is equal to the fair value of the Company's Class A shares on the grant date of the award.

3.24.
Application of new and revised standards that are mandatorily effective for 2024

Application of new and revised International Financial Reporting Standards that are mandatorily effective for 2024.

In 2024, the Company adopted a series of amendments, issued by the IASB that are effective for annual periods that begin on or after January 1, 2024. The conclusions related to their adoption are described below:

i.
Amendments to IAS 1 - Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants (1)

The amendments specify the requirements for classifying liabilities as current or non-current with covenants and clarify what is meant by to defer settlement, that a right to defer settlement must exist at the end of the reporting period, that the classification is unaffected by the likelihood that an entity will exercise its deferral right, that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification and the disclosures to be included.

The amendments also clarify that the requirement for the right to exist at the end of the reporting period applies to covenants which the entity is required to comply with on or before the reporting date regardless of whether the lender tests for compliance at that date or at a later date. The amendments must be applied retrospectively for annual periods beginning on or after January 1, 2024.

This amendment did not have any impact in the Company’s financial statements.

ii.
Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements (1)

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

As a result of this amendment, the Company included additional disclosures in its financial statements (See Note 14).

iii.
Amendment to IFRS 16 - Leases Liability in a sale and leaseback (1)

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

The amendment to IFRS 16 Leases specifies the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. A seller-lessee applies the amendment retrospectively in accordance with IAS 8 to sale and leaseback transactions entered into after the date of initial application A seller-lessee applies the amendment to annual reporting periods beginning on or after January 1, 2024.

The amendment has had no impact on the Company’s financial statements since it does not have sale and leaseback transactions.

iv.
IFRIC agenda decision on segment reporting

In July 2024, the International Accounting Standards Board (IASB) published IFRIC agenda decision on segment reporting clarifying certain requirements for segment disclosures. The Company adopted the guidance of this agenda decision and expanded its segment disclosures (See Note 23).

3.25.
New and revised IFRS issued but not yet effective

Amendments to IAS 21	Lack of exchangeability (1)
Amendments to IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments (2)
Issuance of IFRS 18	Presentation and Disclosure in Financial Statements (3)
Issuance of IFRS 19	Subsidiaries without Public Accounting Accountability: Disclosures (3)

(1) Effective for annual periods beginning January 1, 2025

(2) Effective for annual periods beginning January 1, 2026

(3) Effective for annual periods beginning January 1, 2027

The Company is analyzing the potential impacts of these amendments and based on current progress, it does not expect that any of them will have a material impact on the consolidated financial statements, except for IFRS 18 with mandatory effective date of January 1, 2027. Retrospective application is required, so comparative information for the year ending December 31, 2026 will be restated in accordance with IFRS 18.

Note 4 - Critical estimates and significant judgments:

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

Below are the sources of uncertainty at the date of the financial statements, where management considers there is a risk of adjustments to the book values of assets and liabilities.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Significant judgments

4.1.
Determining the lease term of contracts

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company has several lease contracts that include extension and termination options, if applicable. The Company applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, it considers all relevant factors that create an economic incentive for it to exercise either the renewal or termination, including but not limited to the investment in non-removable leasehold improvements to avoid incurring a more than insignificant penalty if terminating those leases. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew or to terminate (e.g., construction of significant leasehold improvements or significant customization to the leased asset).

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

4.2.
Classification of financial liabilities in supplier finance arrangements

The Company determines if liabilities that are part of supplier finance arrangements should be presented as suppliers or financial liabilities. The Company recognizes the liability as part of suppliers, only when those liabilities have similar nature and function to trade payables. Such as when the invoice is assigned to the financial institution to assist the supplier in obtaining affordable credit, and there is no change in the payment terms, or when the terms of the supplier finance are negotiated between the supplier and the financial institution and there are no fees or interest for the Company.

By contrast, the Company recognizes a financial liability presented separately when the size, nature or function of those liabilities makes separate presentation relevant, such as when the purpose of the agreement is to improve working capital of the Company, or the original payment terms change as part of the supplier finance agreement.

In addition, the cash flows related to the supplier finance arrangements, are recognized in the operating activities, if the account payables held by the financial institutions are those from working capital. In this case, the Company only recognizes the cash outflows that occur in the transactions with the financial institutions, but not the cash flows related between the financial institutions and the suppliers. However, if the Company recognizes a financial liability with a financial institution instead of a trade payable, cash flows are presented under the financing activities for the payments to the financial institution by the Company. In addition, the Company recognizes as a cash outflow in operating activities and a cash inflow in financing activities when the financial institution pays the supplier.

Accounting estimates

4.3.
Estimating the incremental borrowing rate of leased assets

The Company uses the incremental borrowing rate (“IBR”) to determine the present value of its future lease payments. When the Company cannot readily determine the interest rate implicit in certain of its leases, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company "would have to pay", which

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 requires estimation when no observable rates are available, or when the IBR needs to be adjusted to reflect the terms and conditions of the lease. The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary's stand-alone credit rating).

4.4.
Share-based payments

Estimating the fair value for share-based payment transactions (common options and equity incentive plan) requires determination of the most appropriate valuation model, determination of the most appropriate inputs used in the valuation model, including the expected life of the share option or appreciation right, the volatility, and making assumptions about them. For the measurement of the fair value of the equity-settled transactions with employees at the grant date, the Company uses a binomial tree valuation model. The assumptions used for estimating the fair value for share-based payments transactions are disclosed in Note 22.

Note 5 - Risk management:

Financial risk factors

The Company is not significantly expose to the following risks:

•
Price risks: Since the product prices are not fluctuating in nature, the Company has many suppliers and there is no concentration of suppliers.
•
Credit Risk: Since the Company mainly conducts the majority of its transactions in cash.

The Company is exposed to exchange rate risks, interest rates risks and liquidity risks. Management focuses primarily on minimizing the potentially adverse effects on financial performance.

Risk management is carried out by the Chief Financial Officer (CFO) under the policies established by the Company. The CFO identifies, evaluates and covers financial risks with the close cooperation of the Board of Directors. The Company establishes written principles for risk management in general, as well as written policies that cover specific areas such as liquidity risk, capital risk and investment of excess liquidity.

5.1.
Liquidity risk

Cash flow forecasts are developed by the Company's finance department. The treasury department monitors liquidity requirements to ensure that there is sufficient cash to meet operational needs so that the Company do not breach its financial commitments.

The excess cash on the working capital requirements are managed by the treasury department that invests them in financial institutions with high credit rating, choosing the instruments with the appropriate maturities or sufficient liquidity that gives the Company the sufficient margin in accordance with the cash flow forecasts mentioned above.

The Company finances its operations through the combination of:

1.
The credit obtained from suppliers, has driven a positive working capital dynamic because of favorable payable terms relative to the high rotation of inventories and minimal receivable balances, as most of the Company’s sales are received in cash at the time of sale,
2.
The Company has historically used certain amounts of short-term and long-term debt with related parties and third parties to supplement its cash flows,

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

3.
In addition, the Company has entered into supplier finance arrangements with Santander and HSBC to provide its suppliers collect their invoices earlier without cost for the Company, which can lead to concentration of liquidity risk. However, the Company chooses which accounts payable the financial institutions will settle and decides which accounts will remain payable to the suppliers, being able to manage such risk,
4.
The excess of cash is invested in short-term bank deposits, and
5.
Financings to fund the acquisition of store and transportation equipment.

Management believes that existing cash and cash equivalents and the liquidity provided from short-term bank deposits will be sufficient to meet the Company’s anticipated cash needs for at least the next 12 months, considering expected organic growth.

The Company's contractual maturities of its financial liabilities are detailed below according to the maturity periods. The table has been prepared on the basis of cash flows without discounting, from the first date on which the Company may be required to pay. The table includes the cash flows corresponding to the principal amount and its interest.

	Up to 1 year		More than 1 and up to 3 Years		Over 3 and up to 5 Years		More than 5 years		Total
December 31, 2024:
Debt (excluding issuance costs)	Ps.	948,408	Ps.	116,696	Ps.	—	Ps.	—	Ps.	1,065,104
Accounts payable and accrued expenses		341,828		—		—		—		341,828
Suppliers		8,835,875		—		—		—		8,835,875
Lease liabilities		1,800,536		3,188,993		2,770,943		8,761,593		16,522,065
Total	Ps.	11,926,647	Ps.	3,305,689	Ps.	2,770,943	Ps.	8,761,593	Ps.	26,764,872

	Up to 1 year		More than 1 and up to 3 Years		Over 3 and up to 5 Years		More than 5 years		Total
December 31, 2023:
Debt (excluding issuance costs)	Ps.	768,576	Ps.	423,962	Ps.	—	Ps.	—	Ps.	1,192,538
Debt with related parties		—		1,665,422		—		—		1,665,422
Interest payable on Promissory Notes		—		5,087,245		—		—		5,087,245
Costs of modification and remeasurement of Promissory Notes		—		80,244		—		—		80,244
Accounts payable and accrued expenses		322,959		—		—		—		322,959
Suppliers		7,126,089		—		—		—		7,126,089
Lease liabilities		1,293,219		2,382,138		2,062,570		6,401,351		12,139,278
Total	Ps.	9,510,843	Ps.	9,639,011	Ps.	2,062,570	Ps.	6,401,351	Ps.	27,613,775

5.2.
Capital risk

The Company’s objectives on managing capital risks are safeguarding the Company's ability to continue as an ongoing business, maximizing benefits for stockholders and improving the capital structure to reduce the cost of capital.

With the objective of maintaining or adjusting the capital structure, the Company can reduce capital in favor of its stockholders and / or to cover accumulated losses. Consistent with other participants in the industry, the Company monitors capital based on the operating leverage ratio.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

5.3.
Exchange rate risks

The Company's exposure to the volatility of the exchange rate of its functional currency against the US dollar (US$) for the Company's financial instruments is shown below (figures in this table are expressed in US$):

	December 31, 2024		December 31, 2023		December 31, 2022
Financial assets	US$	169,241,805	US$	13,643,181	US$	15,090,609
Financial liabilities		(120,000)		(287,343,524)		(246,151,781)
Long (short) foreign exchange monetary position	US$	169,121,805	US$	(273,700,343)	US$	(231,061,172)

The exchange rates at the date of the financial statements, for one US dollar, were as follows:

		Exchange rate as of December 31,
	2024		2023		2022
Ps./US$	Ps.	20.2683	Ps.	16.8935	Ps.	19.3615
		Average exchange rate
	2024		2023		2022
Ps./US$	Ps.	18.3024	Ps.	17.7338	Ps.	20.1205

A hypothetical variation of 10% in the Ps. / US$ exchange rate and keeping all other variables constant would have resulted in a profit or loss of Ps.342,781, Ps.462,376, and Ps.447,369, in the consolidated statement of profit or loss and stockholders’ equity as of December 31, 2024, 2023 and 2022.

5.4.
Interest rate risk

The Company's debt is at fixed rates; therefore, the Company is not exposed to interest rate variation risk of loans bearing interest at variable rates. However, fixed-interest loans expose the Company to interest rate risk at fair value, which implies that the Company might be paying interest at rates significantly different from those of an observable market.

Note 6 - Cash and cash equivalents:

Cash and cash equivalents consist of the following:

	December 31, 2024		December 31, 2023
Cash	Ps.	1,172,286	Ps.	1,051,641
Cash-in-transit (1)		237,995		143,496
Short term investments (2)		36,885		25,334
Total	Ps.	1,447,166	Ps.	1,220,471

(1)
Amount owed by banks for sales with credit cards, debit cards, and electronic transfers (See Note 3.3).
(2)
As of December 31, 2024 and 2023, these balances are deposited in a trust account created as an alternative source of payment related to the supplier finance arrangements entered into with Santander and HSBC. Those funds are released to Tiendas Tres B on a daily basis, as long as no payment default occurs (See Notes 3.11 and 14).

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 7 - Short-term bank deposits:

As of December 31, 2024 and 2023, this item was comprised as follows:

	December 31, 2024		December 31, 2023
Short-term bank deposits	Ps.	3,058,691	Ps.	—

On April 12, 2024, the Company opened a Certificate of Deposit Account for a total principal amount of Ps.1,311,456 (US$80 million), and on June 12, 2024 the Company opened Certificate of Deposit Accounts for a total principal amount of Ps.1,286,936 (US$70 million). The Company recognized accrued interest of Ps.79,183 in profit or loss (See Note 20).

Note 8 - Cash flows information:

a.
Transactions not requiring the use of cash flows:

		December 31, 2024		December 31, 2023		December 31, 2022
Investing activities
Right-of-use assets	Ps.	(2,303,932)	Ps.	(1,422,168)	Ps.	(2,133,410)
Property, furniture, equipment, leasehold improvements		(135,495)		(178,685)		(441,131)
Financing activities
Lease liabilities	Ps.	2,303,932	Ps.	1,422,168	Ps.	2,133,410
Long-term debt		135,495		178,685		441,131

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

b.
Reconciliation of financing items:

	Promissory Notes				Financing of transportation and store equipment and credit lines		Supplier finance arrangement
	Related parties		Third parties (debt)		Debt		Debt		Total
As of January 1, 2023	Ps.	4,276,058	Ps.	445,281	Ps.	248,353	Ps.	338,336	Ps.	5,308,028
Increase of new debt (non-cash transactions)		—		—		178,685		—		178,685
Loss related to modification and measurement of Promissory Notes		82,893		1,343		—		—		84,236
Interest payable on Promissory Notes		556,883		62,896		—		—		619,779
Payment of debt		—		—		(104,769)		—		(104,769)
Interest payment on debt		—		—		(25,224)		—		(25,224)
Accrued interest on debt		—		—		25,224		—		25,224
Proceeds from credit line		—		—		99,618		—		99,618
Finance obtained through supplier finance arrangements		—		—		—		2,195,833		2,195,833
Payments made on supplier finance arrangements		—		—		—		(2,084,319)		(2,084,319)
Exchange rate fluctuation		(575,382)		(59,804)		—		—		(635,186)
As of December 31, 2023	Ps.	4,340,452	Ps.	449,716	Ps.	421,887	Ps.	449,850	Ps.	5,661,905
Increase of new debt (non-cash transactions)		—		—		135,495		—		135,495
Interest payable on Promissory Notes (non cash)		76,168		6,420		—		—		82,588
Payment of Promissory Notes and Convertible Note		(1,687,810)		(286,977)		—		—		(1,974,787)
Payment of accrued interests of Promissory Notes		(2,774,333)		(181,162)		—		—		(2,955,495)
Amortization of issuance costs		—		5,967		—		—		5,967
Payment of debt		—		—		(208,679)		—		(208,679)
Interest payment on debt		—		—		(94,734)		—		(94,734)
Accrued interest on debt		—		—		94,734		—		94,734
Finance obtained through supplier finance arrangements		—		—		—		3,498,928		3,498,928
Payments made on supplier finance arrangements		—		—		—		(3,264,023)		(3,264,023)
Exchange rate fluctuation		45,523		6,036		—		—		51,559
As of December 31, 2024	Ps.	—		—	Ps.	348,703	Ps.	684,755	Ps.	1,033,458

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 9 - Inventories:

Inventories are analyzed below:

	December 31, 2024		December 31, 2023
Merchandise for sale	Ps.	3,038,373	Ps.	2,357,485

In 2023, the Company recognized a write-off of inventories amounting Ps. 30,409 due to Hurricane Otis. See Note 1.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 10 - Property, furniture, equipment and leasehold improvements - Net:

The breakdown of property, furniture, equipment and leasehold improvements is shown below:

	Buildings		Land		Transportation equipment cars		Transportation equipment trucks (1)		Furniture and equipment		Store equipment (1)		Store shelving equipment		Lease-hold improvements		Computer equipment		Storage equipment		Total
December 31, 2024
Initial balance	Ps.	185	Ps.	871	Ps.	15,143	Ps.	431,229	Ps.	57,131	Ps.	904,531	Ps.	572,331	Ps.	2,468,575	Ps.	120,666	Ps.	35,638	Ps.	4,606,300
Acquisitions		—		—		—		135,494		20,247		553,776		228,453		1,566,922		64,631		1,666		2,571,189
Disposals		—		—		(438)		(1,439)		—		—		—		—		—		—		1,877
Depreciation		(69)		—		(9,036)		(67,234)		(10,121)		(147,293)		(42,739)		(374,907)		(63,410)		(5,178)		(719,987)
Final balance	Ps.	116	Ps.	871	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625

December 31, 2024
Cost		1,481		871		84,377		732,028		120,743		1,785,750		935,348		4,705,936		411,839		57,192		8,835,565
Impairment		-		-		-		-		(8,735)		(4,574)		-		-		(3,045)		-		(16,354)
Accumulated depreciation		(1,365)		-		(78,708)		(233,978)		(44,751)		(470,162)		(177,303)		(1,045,346)		(286,907)		(25,066)		(2,363,586)
Final balance	Ps.	116	Ps.	871	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625

December 31, 2023
Initial balance	Ps.	259	Ps.	871	Ps.	20,442	Ps.	313,219	Ps.	44,235	Ps.	567,115	Ps.	453,608	Ps.	1,633,311	Ps.	97,123	Ps.	34,021	Ps.	3,164,204
Acquisitions		—		—		6,321		172,364		29,110		435,466		149,192		1,097,423		80,218		6,609		1,976,703
Disposals		—		—		(123)		(3,402)		—		(7)		(42)		—		—		(202)		(3,776)
Impairment		—		—		—		—		(8,734)		(4,574)		—		(26,069)		(3,045)		0		(42,422)
Depreciation		(74)		—		(11,497)		(50,952)		(7,480)		(93,469)		(30,427)		(236,090)		(53,630)		(4,790)		(488,409)
Final balance	Ps.	185	Ps.	871	Ps.	15,143	Ps.	431,229	Ps.	57,131	Ps.	904,531	Ps.	572,331	Ps.	2,468,575	Ps.	120,666	Ps.	35,638	Ps.	4,606,300

December 31, 2023
Cost	Ps.	1,481	Ps.	871	Ps.	98,761	Ps.	599,230	Ps.	103,320	Ps.	1,257,024	Ps.	706,895	Ps.	3,202,654	Ps.	350,920	Ps.	56,181	Ps.	6,377,337
Impairment		—		0		—		—		(8,734)		(4,574)		—		(26,069)		(3,045)		—		(42,422)
Accumulated depreciation		(1,296)		—		(83,618)		(168,001)		(37,455)		(347,919)		(134,564)		(708,010)		(227,209)		(20,543)		(1,728,615)
Final balance	Ps.	185	Ps.	871	Ps.	15,143	Ps.	431,229	Ps.	57,131	Ps.	904,531	Ps.	572,331	Ps.	2,468,575	Ps.	120,666	Ps.	35,638	Ps.	4,606,300

The depreciation of property, furniture, equipment and leasehold improvements amounted to Ps.719,987, Ps.488,409, and Ps.297,743 for the years ended December 31, 2024, 2023 and 2022, respectively, and Ps.124,490, Ps.94,121, and Ps.50,883 was recognized in cost of sales and Ps.562,244, Ps.394,288, and Ps.246,860 in sales expenses, respectively, for such years. In the year ended December 31, 2024, the Company wrote-off certain assets by Ps.33,253 that were recorded in other expenses. In December 2023, the Company impaired property damage due to the Hurricane Otis by Ps.42,422 (See Note 1), which was recognized as other expenses in the statement of profit or loss; however, during the year ended December 31, 2024, the amount was reversed by Ps.26,069.

(1) The transportation and store equipment are pledged as collateral.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 11 - Right-of-use assets – Net:

The Company has entered into several lease contracts of buildings, vehicles, other equipment and commercial premises. There are no future cash outflows derived from residual value guarantees, restrictions imposed by tenants or sale and leaseback transactions.

The average lease term is disclosed in Note 3.21. The Company applies the recognition exemptions with respect to “short-term leases” and “low-value asset leases”.

The right-of-use asset recognized in the consolidated statement of financial position as of December 31, 2024 and 2023, was as follows:

	Building		Transportation equipment		Store equipment		Total
As of January 1, 2023	Ps.	4,472,888	Ps.	55,999	Ps.	167,572	Ps.	4,696,459
Additions		1,282,448		63,778		75,942		1,422,168
Depreciation		(553,468)		(20,693)		(23,870)		(598,031)
As of December 31, 2023	Ps.	5,201,868	Ps.	99,084	Ps.	219,644	Ps.	5,520,596
Additions		2,194,687		93,833		30,415		2,318,935
Write-offs		(8,157)		(2,626)		(4,220)		(15,003)
Depreciation		(727,932)		(39,472)		(28,778)		(796,182)
As of December 31, 2024	Ps.	6,660,466	Ps.	150,819	Ps.	217,061	Ps.	7,028,346

In the years ended December 31, 2024, 2023 and 2022, the Company had expenses related to low-value leased assets and short-term leases included in sale and administrative expenses for an amount of Ps.16,469, Ps.18,370, and Ps.6,387, respectively. In the same years, the Company did not have variable lease payments.

The Company had total cash outflows for leases of Ps.1,457,011 in 2024, Ps.1,186,260 in 2023 and Ps.826,730 in 2022. For the years ended December 31, 2024, 2023 and 2022, the Company recognized Ps.123,160, Ps.89,931 and Ps.66,935 of depreciation of the right-of-use asset in the cost of sales, and Ps.673,022, Ps.508,100 and Ps.417,981 in sale expenses, respectively.

The Company has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group business needs. Management exercises significant judgment in determining whether these extension and termination options are reasonably certain to be exercised (See Note 4.1). As of December 31, 2024, 2023 and 2022 the Company considered all optional extensions that are enforceable in its lease contracts; therefore, there are no future cash outflows derived from extensions that are not planned to be exercised.

Note 12 - Financial instruments by category:

The Company classified their financial assets and liabilities as follows:

	December 31, 2024		December 31, 2023
Financial assets at amortized cost:
Cash and cash equivalents	Ps.	1,447,166	Ps.	1,220,471
Short term bank deposits (1)		3,058,691		—
Sundry debtors		95,058		11,020

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

	December 31, 2024		December 31, 2023
Financial liabilities at amortized cost:
Debt with related parties	Ps.	—	Ps.	4,340,452
Accounts payable and accrued expenses		341,828		322,959
Suppliers		8,835,875		7,126,089
Debt		1,033,458		1,321,455
Lease liabilities		8,165,490		6,244,222

(1)
As of December 31, 2024, the Company opened Certificate of Deposit Accounts for a total principal amount of Ps.2,621,393 (US$150,000,000). In addition, the Company recognized an accrued interest of Ps. 79,183 in profit or loss (See Note 19).

Fair value of financial assets and liabilities measured at amortized cost

As of December 31, 2024 and 2023, the amount of cash and cash equivalents, short term bank deposits, sundry debtors and suppliers, approximate their fair value due to their short-term maturity. The net carrying amount of these accounts represents the expected cash flows to be received.

In addition, the estimated carrying amount and fair value of the liabilities measured at amortized costs as of December 31, are as follows:

		December 31, 2024				December 31, 2023 (1)
	Carrying amount		Fair value		Carrying amount		Fair value
Debt to related parties and third parties (1)	Ps.	—	Ps.	—	Ps.	4,790,168	Ps.	4,798,894

(1)
The estimated fair value of debt to related parties and debt to third parties was estimated together since both reflect the outstanding amount of the Promissory Notes issued by the Company. As of December 31, 2023, the fair value was determined based on the discounted cash flows, using a US$ composite rate, plus the credit spread of the Company and the country risk indicator if it applies. The fair value measurement of debt is considered within the Level 2 of the fair value hierarchy.

Long-term fixed-rate and variable-rate interest-bearing loans and borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

As of December 31, 2024 and 2023, there were no transfers between the levels of the fair value hierarchy.

Fair value hierarchy

The following is an analysis of financial instruments measured in accordance with the fair value hierarchy. The 3 different levels used are presented below:

•
Level 1: Quoted prices for identical instruments in active markets.
•
Level 2: Other valuations including quoted prices for similar instruments in active markets, which are directly or indirectly observable.
•
Level 3: Valuations made through techniques where one or more of their significant data inputs are unobservable.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 13 - Debt with related parties:

13.1.
Transactions with related parties

	December 31, 2024		December 31, 2023		December 31, 2022
Interest expense on Promissory Notes payable to stockholders	Ps.	20,800	Ps.	152,063	Ps.	151,198
Interest expense on Promissory Notes payable to other related parties		53,189		389,021		386,966
Interest expense on Promissory Notes payable to key management personnel		1,979		14,349		14,162
Interest expense on Promissory Notes payable to close family member of key management		200		1,449		1,430
Costs of modification and remeasurement of Promissory Notes payable to shareholder		—		20,719		—
Costs of modification and remeasurement of Promissory Notes payable to other related parties		—		59,951		—
Costs of modification and remeasurement of Promissory Notes payable to key management personnel		—		2,019		—
Costs of modification and remeasurement of Promissory Notes payable to close family member of key management		—		204		—
Deferred bonus expense payable to key Management personnel		1,191		—		11,787
Interest accrued on bonus payable to key management personnel		—		4,523		3,460
Professional fees payable to other related parties (1)		—		1,868		2,048
Total	Ps.	77,359	Ps.	646,166	Ps.	571,051

(1)
Corresponds to the annual payment of professional services made to QS management Ltd. which is a related party of QS BBB.
13.2.
Balances with related parties
a.
Current liabilities

	December 31, 2024		December 31, 2023
Deferred bonus payable (1)	Ps.	—	Ps.	43,161
Other bonus payable		58,702		35,269
Total	Ps.	58,702	Ps.	78,430

b.
Non-current liabilities

	December 31, 2024		December 31, 2023
Promissory Notes (2)		—		4,340,452
Total	Ps.	—	Ps.	4,340,452

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

(1)
Part of this balance was deferred and accrued interest at a rate ranging from 10% to 15%. In March 2024, the Company repaid the outstanding amount of the deferred bonus payable.
(2)
In February 2024, the Company repaid the outstanding amount of the Senior Promissory Notes, the 2017 and 2020 Junior Promissory Notes, with the proceeds of the IPO (See Note 1).
13.3.
As of December 31, 2023, the Company’s debt related to the Promissory Notes was as follows:

	December 31, 2023
Promissory Notes	Amount of the Promissory Notes US$(1)	Currency	Principal Ps.(1)	Accrued Interest Payable Ps.(1)	Total Ps.(1)	Interest Rate	Maturity
Non-Current
Senior Promissory Notes (Note 14)	94,747,329	US$	1,592,780	2,565,678	4,158,458	14%	Dec 2026
2017 Junior Promissory Notes (Note 14)	5,000,000	US$	70,953	108,292	179,245	15%	Dec 2026
2020 Junior Promissory Notes (Note 14)	650,000	US$	1,689	1,060	2,749	14%	Dec 2026
Total	100,397,329		1,665,422	2,675,030	4,340,452

(1)
These amounts correspond only to the portion due to related parties; the remaining balance is disclosed as debt (See Note 14).

The Mexican Subsidiaries were guarantors of the Company’s obligations under the Promissory Notes.

Terms and conditions of the Promissory Notes

a.
On November 30, 2016, BBB Foods Inc. entered into a Senior Promissory Notes Agreement, pursuant to which the Company issued promissory notes (the “Promissory Notes”) in the aggregate amount of US$94,747,329, of which 99.5% was due to related parties and 0.5% to third parties. The total amount has been split to show the nature of the counterparty. On October 23, 2023, the Company signed an amendment to extend the maturity up to December 31, 2026, agreeing to pay to the holders an additional amount of US$4,100,000 at maturity, and an advisory fee of US$400,000 to QS management Ltd., which led to classify the transaction as a debt modification.
b.
Amounts outstanding under the Promissory Notes were as follows:

	December 31, 2024		December 31, 2023
Related parties	Ps.	—	Ps.	4,158,458
Third parties		—		20,454
Total	Ps.	—	Ps.	4,178,912

The balance due to related parties was as follows:

	December 31, 2024		December 31, 2023
BBB Foods Inc. stockholders	Ps.	—	Ps.	1,122,056
Investment fund related to QS BBB		—		3,035,234
Key management personnel		—		1,168
Total	Ps.	—	Ps.	4,158,458

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

c.
2017 Junior Promissory Notes:

On August 9, 2017, BBB Foods Inc. entered into a Junior Promissory Notes Agreement, pursuant to which the Company issued promissory notes (the “2017 Junior Notes") in the aggregate amount of US$5,000,000, of which 84% was due to related parties and 16% to third parties, with a term of 9 years. On October 23, 2023, the Company signed an amendment to extend the maturity up to December 31, 2026 agreeing to pay to the holders an additional amount of US$230,000, which led to classify the transaction as a debt modification. The 2017 Junior Notes were held by both related parties and third parties. The total amount has been split to show the nature of the counterparty.

Amounts outstanding under the 2017 Junior Notes were as follows:

	December 31, 2024		December 31, 2023
Related parties	Ps.	—	Ps.	179,245
Third parties		—		34,142
Total	Ps.	—	Ps.	213,387

The balance due to related parties was as follows:

	December 31, 2024		December 31, 2023
Key management personnel	Ps.	—	Ps.	104,559
BBB Foods Inc. stockholders		—		59,748
Close family member of key management		—		10,670
Other related parties		—		4,268
Total	Ps.	—	Ps.	179,245

d.
2020 Junior Promissory Notes:

On June 30, 2020, BBB Foods Inc. entered into a Junior Promissory Notes Agreement, whereby the Company issued promissory notes (the “2020 Junior Notes”), in the aggregate amount of US$650,000, out of which 15.4% corresponded to related parties and 84.6% to third parties, with 6 years-term. The 2020 Junior Notes were held by both related parties, and third parties, so the total amount has been split to show the nature of the counterparty.

Amounts outstanding under the 2020 Junior Notes were as follows:

	December 31, 2024		December 31, 2023
Related parties	Ps.	—	Ps.	2,749
Third parties		—		15,118
Total	Ps.	—	Ps.	17,867

The balance due to related parties was as follows:

	December 31, 2024		December 31, 2023
BBB Foods Inc. stockholders	Ps.	—	Ps.	2,749
Total	Ps.	—	Ps.	2,749

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

e.
Covenants

The Promissory Notes contained certain provisions that the Company complied as of December 31, 2023.

13.4.
Key management personnel compensation
a.
Compensation to key management personnel was Ps.748,907, Ps. 515,483 and Ps. 411,449, respectively, and was recognized as part of administrative expenses.

	December 31, 2024		December 31, 2023		December 31, 2022
Share-based payments (Note 22)	Ps.	418,943	Ps.	334,493	Ps.	250,375
Short-term employee benefits		77,575		122,370		98,137
Other bonuses (1)		148,189		58,620		51,150
Deferred bonus		—		—		11,787
	Ps.	644,707	Ps.	515,483	Ps.	411,449

(1)
The outstanding amount payable of these bonuses as of December 31, 2024 and 2023 is Ps.58,702 and Ps.35,269, respectively. (See Note 13).

b.
The CEO of Tiendas 3 B is shareholder of Bolton Partners LTD, an entity that has significant influence over BBB Foods Inc. (See Note 1).

Note 14 - Debt:

The Company’s debt is as follows:

	December 31, 2024		December 31, 2023
Short-term debt:
Financing of transportation and store equipment	Ps.	121,055	Ps.	112,142
Supplier finance arrangements		684,755		449,850
Credit Lines		120,955		182,145
Total short-term debt	Ps.	926,765	Ps.	744,137
Long-term debt:
Financing of transportation and store equipment	Ps.	106,693	Ps.	127,602
Promissory Notes		—		449,716
Total long-term debt	Ps.	106,693	Ps.	577,318
Total debt	Ps.	1,033,458	Ps.	1,321,455

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Financing of transportation and store equipment

Financial institution	Effective rate	Remaining contract period (1)	2024		2023
Daimler Chrysler Financial Services	From 12.30 to12.90	1 year	Ps.	120,539	Ps.	111,551
Daimler Chrysler Financial Services	From 12.30 to12.90	From 2 to 4 years		106,271		127,602
Banco Mercantil del Norte	From 2.08 to 14.99	1 year		—		149
NR Finance México, S. A. de C. V., SOFOM E.N.R.	9.43	1 year		—		13
Toyota Financial Services	13.99	1 year		—		70
Grupo Financiero Santander	12.99	1 year		—		123
Arrendadora Afirme	12.98	1 year		—		236
ALD Market Innovation	10.00	1 year		516		—
ALD Market Innovation	10.00	2 years		422		—
Total				227,748		239,744
Short-term				(121,055)		(112,142)
Long-term			Ps.	106,693	Ps.	127,602

This financing is denominated in Mexican pesos and accrues monthly interest. The transportation and store equipment are pledged as collateral.

Supplier finance arrangements (See Note 15)

	December 31, 2024		December 31, 2023
HSBC	Ps.	337,550	Ps.	233,930
Santander		347,205		215,920
Total	Ps.	684,755	Ps.	449,850

Santander

Tiendas Tres B has entered into a supplier finance arrangement with Santander pursuant to which a participating supplier receives the original invoice amount discounted at an agreed rate, and Tiendas Tres B pays Santander the original amount of the invoice within 60 days after the supplier collects the invoice from Santander. The aggregate limit of amounts invoiced under this arrangement is Ps.500,000. Pursuant to the terms of this arrangement, Tiendas Tres B has created a trust, which is meant to be an alternative source of payment in the case of a payment default. Cash flows coming from 419 stores are deposited in a bi-weekly minimum aggregate amount of Ps.300,000 in the trust account as a pass-through and released to Tiendas Tres B treasury on a daily basis, as long as no payment default occurs. This trust serves as well as an alternative source of payment for the Revolving Credit Line of Ps.300,000 the Company contracted with Santander. As of December 31, 2024 and 2023 Tiendas Tres B had Ps.152,795 and Ps.284,080, respectively, available under this Agreement. As of December 31, 2024, the Company complied with all the covenants stipulated in the Santander Agreement and there are no facts and circumstances that indicate possible difficulties in complying with the covenants for at least the next 12 months.

HSBC

On June 2, 2023, Tiendas Tres B and HSBC entered into a supplier finance arrangement (the “HSBC Supplier Finance Agreement”) and a credit facility (the “HSBC Credit Line,” and together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). The original aggregate principal amount financeable under the HSBC Agreement was Ps.450,000. This amount was increased to Ps.700,000 on June 20, 2024. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and Tiendas Tres B will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier elects which invoices are entered into the supplier finance. Once entered, such invoices are novated and the liability of the Company to cover such invoice is extinguished. Invoices that are not discounted with HSBC are payable to the supplier at the original maturity date. There are no commissions or interests payable to HSBC when invoices are discounted. Under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends, and has created a trust, which is meant to be an alternative source of payment in the case of a payment default, into which Ps.540,000 of cash flows have to be deposited (as a pass-through) on the trust each month. However, the deposits are released daily to Tiendas Tres B so long as no payment default occurs. As of December 31, 2024 and 2023, the Company complied with all the covenants stipulated in the HSBC Agreement and there are no facts and circumstances that indicate possible difficulties in complying with the covenants for at least the next 12 months.

As of December 31, 2023, the Company did not have an outstanding balance under the HSBC Credit Line; however, as of December 31, 2024 and 2023, the Company had an outstanding balance related to the supplier finance arrangement and, consequently, the Company had a total available amount of Ps.362,450 and Ps.216,070, respectively.

The carrying amounts of liabilities under the supplier finance arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

Santander credit line

	Effective Rate	Remaining Contract Period (1)	December 31, 2024		December 31, 2023
Santander credit line	TIIE + 2.00	1 Year	Ps.	120,955	Ps.	—
Santander credit line	TIIE + 3.15	1 Year	Ps.	—	Ps.	182,145
Total short term			Ps.	120,955	Ps.	182,145

As of December 31, 2024 and 2023, the Company had an available credit line amount pending to be withdrawn of Ps.179,045 and Ps.117,855, respectively.

On July 11, 2024, the Company renegotiated the interest rate of the Santander credit line from TIIE + 3.15 to the current rate of TIIE + 2.00.

In 2024, the Company withdrew Ps.10,395,837 of its revolving credit lines with Santander and HSBC, which were settled in the same year. In 2023 and 2022, the Company withdrew Ps.2,630,012 and Ps.229,162, and repaid Ps.2,530,395 and Ps.146,635, respectively.

Promissory Notes

As of December 31, 2023, the Company’s debt under the Promissory Notes was Ps. 449,716, which was repaid in February 2024 with the proceeds of the IPO.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

	December 31, 2023
Promissory Notes	Amount of the Promissory Notes US$ (1)	Currency	Principal Ps.(1)	Accrued Interest Payable Ps.(1)	Total Ps.(1)	Interest Rate	Maturity
Non-Current
Senior Promissory Notes (Note 13)	94,747,329	US$	7,834	12,620	20,454	14%	Dec 2026
2017 Junior Promissory Notes (Note 13)	5,000,000	US$	13,515	20,627	34,142	15%	Dec 2026
2020 Junior Promissory Notes (Note 13)	650,000	US$	9,291	5,827	15,118	14%	Dec 2026
Convertible Notes (Note 13)	15,000,000	US$	248,569	131,433	380,002	14%	Nov 2026
Total	115,397,329		279,209	170,507	449,716
(1)
These amounts are due to non-related parties, the remaining balance is disclosed as debt to related parties (See Note 13).

The Mexican Subsidiaries were guarantors under the Promissory Notes. (See Note 13).

BBB Foods Inc. issued a first junior convertible promissory note by US$7,500,000 and on February 3, 2021, issued a second junior convertible promissory note by US$7,500,000 (collectively referred as the Convertible Notes). The Convertible Notes were convertible into Company’s common shares, at the option of the holder, into the number of Class C Shares equal to the outstanding principal amount plus the amount of all accrued and unpaid interest at the time of the conversion and divided by the Conversion Price (US$86.25). The Company repaid the outstanding Convertible Notes totaling US$23,229,744 (Ps.396,485) with the proceeds of the IPO.

Note 15 - Supplier finance arrangements:

The carrying amount of liabilities under supplier finance arrangement at December 31, 2024 and 2023 are the following:

	December 31, 2024		December 31, 2023
Recognized in suppliers	Ps.	—	Ps.	23,100
Recognized in debt (See Note 14)		684,755		449,850
Total	Ps.	684,755	Ps.	472,950

Liabilities under supplier finance arrangements of which the supplier has received payment from the finance provider:

	December 31, 2024		December 31, 2023
Recognized in suppliers	Ps.	—	Ps.	23,100
Recognized in debt (See Note 14)	Ps.	684,755	Ps.	449,850

The ranges of payment due dates are:

	2024	2023
Liabilities under supplier finance arrangement	1 - 15	1 - 15
Comparable trade payables that are not part of the supplier finance arrangement	45 - 60	45 - 60

There were no business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period presented in the financial statements. There were non-cash transfers from suppliers to debt of Ps.3,498,928 and Ps.2,195,833 in 2024 and 2023, respectively.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

The carrying amounts of liabilities under the supplier finance arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

Note 16 - Lease liabilities:

The Company's lease liabilities are shown below:

	December 31, 2024		December 31, 2023
Lease liabilities:
Current	Ps.	750,127	Ps.	537,515
Non-current		7,415,363		5,706,707
	Ps.	8,165,490	Ps.	6,244,222

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	Building		Transportation equipment		Store equipment		Total
Lease liabilities as of January 1, 2023	Ps.	5,092,225	Ps.	47,234	Ps.	105,983	Ps.	5,245,442
New leases		1,282,448		63,778		75,942		1,422,168
Interest expense		728,878		9,689		24,305		762,872
Principal and interest payments		(1,071,930)		(31,242)		(83,088)		(1,186,260)
Lease liabilities as of December 31, 2023	Ps.	6,031,621	Ps.	89,459	Ps.	123,142	Ps.	6,244,222
	Building		Transportation equipment		Store equipment		Total
New leases		2,194,687		93,833		30,415		2,318,935
Interest expense		1,025,855		23,504		23,415		1,072,774
Reclassifications		87,466		—		—		87,466
Write-offs		(10,275)		(3,155)		—		(13,430)
Principal and interest payments		(1,389,412)		(60,152)		(94,913)		(1,544,477)
Lease liabilities as of December 31, 2024	Ps.	7,939,942	Ps.	143,489	Ps.	82,059	Ps.	8,165,490

The following amounts have been recognized in profit or loss:

	December 31, 2024		December 31, 2023		December 31, 2022
Depreciation expense of right-of-use assets	Ps.	796,182	Ps.	598,031	Ps.	484,916
Interest expense on lease liabilities		1,072,774		762,872		507,875
Expense relating to leases of low-value assets and short-term leases (included in administrative expenses)		16,469		18,370		6,387
Total	Ps.	1,885,425	Ps.	1,379,273	Ps.	999,178

The Company has no cash outflows to which is potentially exposed since in the measurement of the lease liabilities, the optional renewal is always included.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 17 - Stockholders’ equity:

As of December 31, 2023 and 2022 and until the conclusion of the IPO on February 8, 2024, the total number of common shares of the Company was 28,050,087 and the capital stock amounted Ps.471,282. During those periods the capital stock of the Company was integrated as follows:

Class A Shares

The Company had 4,000,000 issued Class A shares that were fully paid and outstanding. Each Class A share had full voting rights of one vote per share and were entitled to drag-along rights.

Class B Shares

The Company had 11,025,000 issued Class B shares that were fully paid and outstanding. Each Class B share had full voting rights of one vote per share and Class B Shares had voting rights, drag-along rights, and liquidation preference in case of bankruptcy.

Class C Shares

There were no Class C shares outstanding although as of December 31, 2023 and until the conclusion of the IPO there were 15,000,000 unissued reserved shares to cover possible options exercises under the 2004 Stock Option Plan.

Class D Shares

The Company had 8,571,428 issued Class B shares that were fully paid and outstanding. Each Class D share had full voting rights of one vote per share and Class D Shares had voting rights, drag-along rights, and liquidation preference in case of bankruptcy.

Class E Shares

The Company had 4,453,659 issued Class E shares that were fully paid and outstanding. Each Class E share had full voting rights of one vote per share and Class E Shares had voting rights, drag-along rights, and liquidation preference in case of bankruptcy.

Capital Reorganization

On January 29, 2024, the Board of Directors approved, subject to the completion of the IPO: 1) a new capital structure with new Class A, Class B and Class C common shares, 2) a reorganization of the existing shares resulting in a reclassification of the outstanding Class A, B, C, D and E common shares into the new Class B and new C Shares, and 2) a 3 for 1 share split of all of the Company’s common shares, increasing the aggregate number of shares from 28,050,087 to 84,150,261. On February 8, 2024, the Company completed an IPO by listing its Class A shares on the NYSE. On that date all of the outstanding common shares of the Company were subject to a 3 for 1 share split and the outstanding Class A, B, C, D and E common shares were reclassified into new Class B and new C shares.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

As a result of the IPO, the total value of the Class A shares was comprised as follows (See Note 24):

	Total Value
Value Class A Common Shares as of January 1, 2024	Ps.	—
Proceeds from the IPO		8,386,992
Underwriting fees and incremental and direct costs		(574,927)
Value Class A Shares as of December 31, 2024	Ps.	7,812,065

As a result of the above-mentioned events, as of December 31, 2024, the capital stock of the Company amounted Ps.8,283,347 comprised by 112,200,752 outstanding shares.

After February 8, 2024 and as of December 31, 2024 the capital stock of the Company had the following classes of shares:

Class A Shares

The 38,709,677 Class A shares are listed on the NYSE under the symbol “TBBB”. Each holder of Class A shares is entitled to one vote per share. The Class A shares vote together with holders of Class B and Class C shares. Class A shares are entitled to dividends and other distributions, pari passu with the Class B and Class C shares. Upon our liquidation, dissolution or winding up, the holders of Class A shares will be entitled to share ratably, pari passu with our Class B and Class C shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. The Class A shares have no preemptive rights to purchase additional Class A shares in connection with any offering of shares by the Company.

Class B Shares

The 5,200,000 Class B shares are all owned, directly or indirectly, by the principal shareholder of the Company. Each Class B share is entitled to 15 votes per share on all corporate matters. Class B shares vote together with holders of Class A and Class C shares as a single class, subject to certain exceptions. Class B shares may not be listed on any U.S. or foreign national or regional securities exchange or market. Class B shares are entitled to dividends and other distributions, pari passu with Class A and Class C shares. Upon liquidation, dissolution or winding up, the Class B shares will be entitled to share ratably, pari passu with our Class A and Class C shares in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. The holders of Class B shares have preemptive rights in connection with the issuance of any securities by the Company.

Each Class B share will convert automatically into one Class A share (i) upon sale into the public market; (ii) upon any transfer, subject to some exceptions; and (iii) at such time as the number of issued and outstanding Class B shares represents less than 1.0% of the aggregate number of the aggregate shares of the Company then outstanding. A Class B share will convert automatically into one Class C common share upon foreclosure or enforcement of any pledge over the Class B common shares.

Following the expiry of the Liquidity Lock-Up Period (on July 8, 2026), a holder of Class B common shares may also elect to convert a Class B common share into one Class A common share.

Class C Shares

The 68,291,075 Class C common shares are entitled to one vote per share on all corporate matters. Class C common shares vote together with Class A and Class B common shares as a single class, subject to certain exceptions. Class C common shares are entitled to dividends and other distributions, pari passu with the Class A and Class B common shares. Upon our liquidation, dissolution or winding up, Class C common shares will be entitled to share ratably,

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 pari passu with the Class A common shares and Class B common shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. Each Class C share will convert automatically into one Class A share upon (i) sale into the public market; (ii) certain transfers permitted during the Liquidity Lock-Up Period; and (iii) upon expiry of the Liquidity Lock-Up Period.

Until the end of the Liquidity Lock-Up Period (on July 8, 2026), all of the options granted by the Company can be exercised only to acquire Class C common shares of the Company. Starting on February 8, 2024 and as of December 31, 2024, the Company had 45,000,000 Class C shares in reserve to cover exercises of the Common and Exit options, as well as 8,400,000 to cover exercises of the 2024 Equity Incentive Plan.

On February 5, 2025, BBB Foods Inc. announced the offering of 21,000,000 Class A common shares by certain selling stockholders at a public offering price of $28.25 per Class A common share (See Note 24).

Taxation on dividends

Dividends declared by Tiendas 3 B will be free of income tax if they come from Net Tax Profit Account (“CUFIN”, by its Spanish acronym). Any dividends paid in excess of CUFIN and reinvested CUFIN (“CUFINRE” by its Spanish acronym) will cause a tax equivalent to 42.86%. The current tax is payable by each of the Mexican Subsidiaries and may be credited against its current income tax of the year on which it is paid. The remaining amount may be credited in the following two fiscal years against the tax of the year or against the provisional payments. Dividends paid coming from profit previously taxed by income tax will not be subject to tax withholding or additional tax payment. For that purpose, income tax law sets the obligation of keeping CUFIN with profits generated up to December 31, 2013, starting another CUFIN with profit generated from January 1, 2014. As of December 31, 2024 and 2023, the sum of both CUFIN of the Mexican Subsidiaries amounted to approximately Ps.1,592,401 and Ps.709,314, respectively.

Note 18 - Income tax:

BBB Foods Inc., as an entity incorporated and existing under the laws of the British Virgin Islands (“BVI”), is not subject to any form of taxation and therefore there is no tax rate to be applied, and this will continue to be in the foreseeable future. The BVI laws specifically provide that a BVI business entity such as BBB Foods Inc. is exempt from any income, capital gains, estate or other tax in the British Virgin Islands.

The statutory rate of income tax in Mexico applicable to the Company’s Mexican Subsidiaries is 30%. The tax result differs from the accounting result mainly, for those items that are accumulated and deducted differently for accounting and tax purposes, for the recognition of the effects of inflation for tax purposes, as well as for those items that only affect the accounting or tax result.

The Pillar Two rules issued have not been enacted in the British Virgin Islands, which is where the Company is incorporated, nor Mexico, which is where the Company has most of its operations; however, Pillar Two legislation was enacted in the United Kingdom, the jurisdiction in which the Scottish entities are organized, and came into effect starting January 1, 2024. Aside from the potential disclosures or informative returns that may be required by each jurisdiction, considering Tiendas Tres B, S.A. de C.V., has an effective tax rate that exceeds 15%, no additional corporate tax was recognized in the years presented in the financial statements in connection with the Mexican source of revenue. Even if Pillar Two legislation, or similar legislation is passed by either the British Virgin Islands or Mexico, no additional tax is expected to be recognized.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

18.1.
The income tax expense is shown below:

	December 31, 2024		December 31, 2023		December 31, 2022
Current income tax	Ps.	(463,648)	Ps.	(309,989)	Ps.	(287,309)
Deferred income tax	Ps.	80,524	Ps.	104,741	Ps.	85,946
Total	Ps.	(383,124)	Ps.	(205,248)	Ps.	(201,363)

18.2.
The main temporary differences on which the deferred income tax was recognized are shown below:

	December 31, 2024		December 31, 2023		December 31, 2022
Advanced payments	Ps.	(86,528)	Ps.	(56,059)	Ps.	(47,638)
Property, furniture, equipment, and leasehold improvements		(95,785)		(23,667)		(43,510)
Lease liabilities		8,177,202		6,255,817		5,253,632
Right-of-use assets		(7,028,346)		(5,520,596)		(4,696,459)
Provisions and accrued expenses		770,420		754,026		598,685
Inventories		(122,547)		(63,517)		(67,842)
	Ps.	1,614,416	Ps.	1,346,004	Ps.	996,868
Applicable income tax rate		30%		30%		30%
Deferred income tax asset	Ps.	484,325	Ps.	403,801	Ps.	299,060

18.3.
The movement in deferred income tax assets and liabilities during the year, without taking into account the compensation of balances under the same tax jurisdiction, is shown below:

	January 1, 2022		Effects in the results of the year		December 31, 2022		Effects in the results of the year		December 31, 2023		Effects in the results of the year		December 31, 2024
Assets for deferred taxes
Lease liabilities	Ps.	1,030,629	Ps.	545,460	Ps.	1,576,089	Ps.	300,655	Ps.	1,876,744	Ps.	576,416	Ps.	2,453,160
Provisions and accrued expenses		131,237		48,368		179,605		46,603		226,208		4,918		231,126
Total assets for deferred tax	Ps.	1,161,866	Ps.	593,828	Ps.	1,755,694	Ps.	347,258	Ps.	2,102,952	Ps.	581,334	Ps.	2,684,286
Liabilities for deferred taxes
Inventories		11,613		8,741		20,354		(1,298)		19,056		17,708		36,764
Advanced payments		7,684		6,607		14,291		2,526		16,817		9,141		25,958
Property, furniture, equipment, and leasehold improvements		15,066		(2,014)		13,052		(5,952)		7,100		21,635		28,735
Right-of-use assets		914,389		494,548		1,408,937		247,241		1,656,178		452,326		2,108,504
Total liabilities for deferred tax	Ps.	948,752	Ps.	507,882	Ps.	1,456,634	Ps.	242,517	Ps.	1,699,151	Ps.	500,810	Ps.	2,199,961
Total asset – Net	Ps.	213,114	Ps.	85,946	Ps.	299,060	Ps.	104,741	Ps.	403,801	Ps.	80,524	Ps.	484,325

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

18.4.
The reconciliation between the current and effective income tax rates is shown below:

	December 31, 2024		December 31, 2023		December 31, 2022
Profit (loss) before income tax	Ps.	717,546	Ps.	(100,905)	Ps.	(363,747)
Current income tax rate		30%		30%		30%
Income tax at statutory rate	Ps.	(215,264)	Ps.	30,272	Ps.	109,124
Plus (less) effects of income tax on the following items:
Share-based payments		(156,943)		(115,370)		(91,137)
Annual adjustment for inflation		(104,890)		(90,219)		(105,615)
Unrecognized tax earnings (losses) in no taxable entities		104,735		(20,955)		(106,071)
Non-deductible expenses		(110,469)		(83,703)		(64,766)
Effect of inflation on property, furniture, equipment, and leasehold improvements		61,602		48,049		46,219
Restatement of tax losses		(6)		(92)		(40)
Non-cumulative income		40,790		21,253		6,655
Others		(2,679)		5,517		4,268
Income tax expense	Ps.	(383,124)	Ps.	(205,248)	Ps.	(201,363)
Effective income tax rate		53.4%		(203.4)%		(55.4)%

Deferred income tax assets are recognized for tax loss carryforwards to the extent that the receipt of a tax benefit through future taxable income is probable. The Company did not recognize tax losses for an amount of Ps.1,871, Ps.1,961 and Ps.1,568 as of December 31, 2024, 2023 and 2022, since the recovery of such amounts was uncertain.

The temporary differences associated with investments in the Group subsidiaries generate a zero deferred tax, since BBB Foods Inc. is not a taxable entity as described above. The Company determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

Note 19 - Cost and expenses by nature:

The cost of sales is comprised as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Cost of merchandise and logistic costs	Ps.	47,815,263	Ps.	36,854,490	Ps.	27,537,825
Depreciation of properties, furniture, equipment, and leasehold improvements		124,490		94,121		50,883
Depreciation of right-of-use asset		123,160		89,931		66,935
Cost of sales	Ps.	48,062,913	Ps.	37,038,542	Ps.	27,655,643

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

The sales and administrative expenses are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Personnel expenses		3,870,087		3,082,527		2,085,846
Depreciation and amortization		1,237,696		905,043		667,236
Cash-in-transit services, surveillance and maintenance		716,261		571,631		446,146
Energy, fuel, and lubricants		549,301		421,231		336,842
Shared-based payments (1)		523,143		384,566		303,789
Other		503,066		414,060		267,835
Advertising		160,919		160,497		132,342
Other taxes and rights		241,116		163,303		100,993
Professional services (2)		307,052		106,983		71,901
Total sales and administrative expenses	Ps.	8,108,641	Ps.	6,209,841	Ps.	4,412,930

(1)
The share-based payments in 2024, 2023 and 2022 were comprised of Ps.502,369, Ps.244,352 and Ps.152,113, respectively, in respect of options granted under the 2004 Option Plan and the Equity Incentive Plan.
(2)
For the year ended December 31, 2023 an amount of Ps.37,910 in IPO related services was incurred, out of which Ps.28,432 was recognized as an expense and Ps.9,477 was capitalized as part of the net proceeds of the new shares issued as part of the IPO. An amount of Ps.93,075 in IPO services was incurred in the year ended December 31, 2024, out of which Ps.69,806 was recognized as an expense and Ps.23,269 was capitalized as part of the net proceeds of the new shares.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 20 - Financial (costs) income - Net:

The financial (costs) income is as follow:

	December 31, 2024		December 31, 2023		December 31, 2022
Financial income:
Interest income	Ps.	55,888	Ps.	16,640	Ps.	11,686
Interest generated by short-term bank deposits		79,183		—		—
Gain on derivative financial Instruments		7,980		—		—
Other commissions		12,812		9,429		8,154
Financial income	Ps.	155,863	Ps.	26,069	Ps.	19,840
Financial costs:
Interest cost on lease liabilities	Ps.	(1,072,774)		(762,872)		(507,875)
Interest cost on Promissory Notes		(82,588)		(619,779)		(615,592)
Loss related to modification of Promissory Notes		—		(55,527)		—
Loss related to remeasurement of Promissory Notes		—		(28,709)		—
Amortization of issuance of debt costs		(5,967)		—		—
Interest on bonus payable to related parties		(1,191)		(4,523)		(3,460)
Interest cost on credit lines		(43,773)		(16,729)		—
Interest on supplier finance arrangements and other commissions		(21,729)		(13,744)		—
Interest cost on financing of transportation and store equipment		(29,232)		(25,224)		(41,859)
Financial costs	Ps.	(1,257,254)	Ps.	(1,527,107)	Ps.	(1,168,786)
Exchange rate fluctuation:
Gain for exchange rate fluctuation		542,222		667,118		285,990
Loss for exchange rate fluctuation		(51,794)		(60,848)		(21,060)
Exchange rate fluctuation	Ps.	490,428	Ps.	606,270	Ps.	264,930
Financial costs - Net	Ps.	(610,963)	Ps.	(894,768)	Ps.	(884,016)

Note 21 - Earnings (loss) per share:

For the years ended December 31, 2023 and 2022, the Company did not present diluted earnings per share as it generated net losses for such periods, which would result in an antidilutive effect. For the year ended December 31, 2024, the Company analyzed whether there were dilutive effects from potential ordinary shares arising from share-based payments and Convertible Note, as the Company recognized profit in such period. The Company determined that all of the 14,145,408 options (each of which grants each holder the right to receive three Class C common shares, derived from the 3-for-1 share split effected in connection with the IPO) granted to eligible employees, as noted in Note 17, have a dilutive effect. Additionally, in the estimation of the diluted earnings per share, the potential dilution of the Convertible Note was estimated until February 14, 2024, date on which it was settled.

The information on earnings (loss) per share is shown below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

	December 31, 2024		December 31, 2023		December 31, 2022
Net loss available to Class A shares	Ps.	—	Ps.	(306,153)	Ps.	(565,110)
Weighted average Class A shares (1)		—		12,000,000		12,000,000
Basic and diluted loss per Class A share	Ps.	—	Ps.	(25.51)	Ps.	(47.09)

Net income available to common stockholders (basic)	Ps.	334,422
Weighted average common shares (2)		109,203,573
Basic earnings per common share	Ps.	3.06
Net income available to common stockholders (diluted)	Ps.	334,830
Diluted weighted average common shares (2)		139,606,695
Diluted earnings per common share	Ps.	2.40

(1) For the years ended on December 31, 2023 and 2022, the loss per share was estimated with the weighted average number of Class A shares, which totaled 4,000,000 shares. This estimation was based on the liquidity preference, as there is no contractual obligation for Class B, C, D, and E shares to absorb losses due to their differing liquidation rights. Furthermore, in January 2024, the Company enacted a 3-for-1 split of its common shares, resulting in a retrospective adjustment to the Class A common shares, increasing their number of shares to 12,000,000.

(2) For the year ended December 31, 2024, the weighted average common shares was no longer based on liquidity preference since it no longer exist by a redesignation of the existing shares into Class A, B and C shares; thus, the weighted average common shares includes Class A, B and C shares considering the 3- for-1 split of common shares occurred in January 2024.

Note 22 - Share-based payments:

As mentioned in Note 3.23, the Company has the following stock option plans:

2004 Option Plan

The maximum number of Class C common shares that may be issued under the 2004 Option Plan was 45,000,000 Class C common shares, subject to adjustment in accordance with the terms of the 2004 Option Plan. As of December 31, 2024, a total of 40,943,724 Class C common shares were issuable upon the exercise of Stock Options granted under the 2004 Option Plan, of which 27,513,099 Class C common shares correspond to Stock Options that are fully vested. Of the 40,943,724 Class C common shares issuable upon the exercise of Stock Options, 33,498,750 Class C common shares correspond to Common Options and 7,444,974 correspond to Exit Options, as described below.

The tables below set forth the number of Class C common shares issuable upon the exercise of Common Options and Exit Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022 shares subject to Common Options and Exit Options (considering the 3-for-1 share split effected in connection with the IPO).

		Number of Common Options
		2024	2023		2022
Outstanding as of January 1st		34,991,250		29,366,250		22,031,250
Granted during the year		—		6,270,000		7,335,000
Forfeited during the year		(1,492,500)		(645,000)		—
Outstanding as of December 31st		33,498,750		34,991,250		29,366,250
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	5.98	US$	6.02	US$	4.69

The weighted average remaining contractual life of options outstanding as of December 31, 2024, 2023, and 2022 were 24 years, 25 years, and 22 years, respectively.

		Number of Exit Options
	2024		2023		2022
Outstanding as of January 1st		7,444,974		7,064,982		7,064,982
Granted during the year		—		379,992		—
Forfeited during the year		—		—		—
Outstanding as of December 31st		7,444,974		7,444,974		7,064,982
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	3.43	US$	3.43	US$	3.45

The weighted average remaining contractual life of Exit Options outstanding as of December 31, 2024, 2023 and 2022 was 26, 27 and 29 years, respectively.

As part of the secondary offering mentioned in Note 24, an aggregate amount of 2,710,912 options were exercised and cancelled.

To determine the fair value of share-based payments related to the 2004 Option plan, management used the following valuation models and main assumptions:

	December 31, 2023	December 31, 2022
Discounted cash flow - DCF: (3)
Discount rate(2)	12.50%	15.30%
Expected perpetuity growth	3.72%	3.98%
Option pricing model – OPM:
Discount rate(2)	3.00%	7.00%
Volatility mainly(1)	30.52%	38.05%
Binomial tree:
Discount rate(2)	3.00%	7.00%
Volatility mainly(1)	36.1%	39.97%

(1)
The expected volatility is based on the historic volatility of comparable entities within the industry, with a period of time equivalent to the estimated contractual life of the share options granted by the Company.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

(2)
The risk-free interest rates that were considered within the discount rates for the years 2023 and 2022 were 3.96% and 3.45%, respectively, which corresponded to the interpolated U.S. Constant Maturity Treasury yield as of the valuation date.
(3)
Given the Company has now an observable market price for its share price, the discounted cash flow model was no longer required.

Prior to the IPO, the fair value of the share options vested was determined using an option pricing model and a binomial tree valuation model, which considered the Company’s share price based on future discounted cash flows. Further to the IPO, given the Company has now an observable market price for its share price, the discounted cash flow model is no longer required. As of the date of valuation of each common option, the expected dividend yield was 0%.

The following table illustrates the outstanding share options under the 2004 Option plan and the corresponding strike prices (considering the 3-for-1 share split effected in connection with the IPO) and the expiry dates:

Grant Date December of	Number of outstanding options granted – December 31			Strike Price US Dollars	Average option fair value at grant date (1)	Average fair value of share at grant date	Expiry Date, December of
	2024	2023	2022
2006	600,000	600,000	600,000	$0.50	N/A	N/A	2036
2006	472,500	472,500	472,500	$0.33	N/A	N/A	2036
2007	465,000	465,000	465,000	$0.58	N/A	N/A	2037
2008	810,000	810,000	810,000	$0.83	N/A	N/A	2038
2009	900,000	900,000	900,000	$1.08	N/A	N/A	2039
2010	1,020,000	1,080,000	1,080,000	$1.08	N/A	N/A	2040
2011	1,252,500	1,312,500	1,312,500	$1.33	N/A	N/A	2041
2012	1,252,500	1,312,500	1,312,500	$1.67	N/A	N/A	2042
2013	1,323,750	1,402,500	1,402,500	$2.00	N/A	N/A	2043
2014	1,406,250	1,481,250	1,481,250	$2.17	$0.01	$0.03	2044
2015	1,458,000	1,548,000	1,548,000	$2.17	$0.02	$0.04	2045
2016	1,733,250	1,823,250	1,823,250	$1.90	$0.000030	$0.000030	2046
2017	720,000	821,250	851,250	$2.72	$0.0002	$0.0010	2047
2018	813,750	907,500	945,000	$3.10	$0.13	$0.36	2048
2019	780,000	847,500	892,500	$4.33	$0.41	$1.01	2049
2020	963,750	1,042,500	1,095,000	$5.00	$2.50	$4.48	2050
2021	4,830,000	4,935,000	5,040,000	$6.33	$3.75	$6.54	2051
2022	6,727,500	6,960,000	7,335,000	$9.67	$2.08	$4.18	2052
2023	5,970,000	6,270,000	—	$12.17	$9.37	$15.40	2053
	33,498,750	34,991,250	29,366,250

(1) The Company applied the exemption permitted by IFRS 1, First-time Adoption of IFRS, for share-based payments that were vested before the transition date and only applied IFRS 2 for the options granted in 2014 onwards. Therefore, the fair value of options granted from 2006 to 2013 has not been calculated nor recognized.

The following table illustrates the outstanding Exit options under the 2004 Option plan and the corresponding strike prices (considering the 3-for-1 share split effected in connection with the IPO) and the expiry dates:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Grant Date December of	Number of outstanding options granted – December 31			Strike Price US Dollars	Fair value at grant date (1)	Expiry Date, December of
	2024	2023	2022
2020	3,034,992	3,034,992	3,034,992	$2.37	$3.04	2050
2020	3,129,990	3,129,990	3,129,990	$3.67	$2.77	2050
2021	900,000	900,000	900,000	$6.33	$3.84	2051
2023	189,996	189,996	—	$2.37	$2.68	2051
2023	189,996	189,996	—	$3.67	$2.53	2051
	7,444,974	7,444,974	7,064,982

(1) Due to the change in the estimated date of the IPO, the fair value of the options was recalculated. Previously, the fair values of the options were US$3.02 (strike price US$2.37) and US$2.76 (strike price US$3.67) for the 2020 grant, and US$3.82 (strike price US$6.33) for the 2021 grant.

The expense related to share-based payments for both the Common options and Exit options, amounted to Ps.495,972, Ps.384,566 and Ps.303,789, respectively, in the years ended December 31, 2024, 2023 and 2022, and was recognized in administrative expenses.

Equity Incentive Plan

On December 10, 2024, the Company’s Board of directors approved the following awards under the new Equity Incentive Plan:

	Number of stock options (1)
Outstanding as of January 1, 2024		1,310,000
Granted during the year		—
Forfeited during the year		—
Outstanding as of December 31, 2024		1,310,000
Exercisable as of December 31, 2024		—
Weighted average strike price	US$	29.09
(1)
A pool of 1,320,000 stock options, each exercisable for one Class A common share, to the Company’s Senior Leadership, of which 1,310,000 have been granted. These stock options vest over four years, with 25.0% vesting at the end of each of the first, second, third and fourth anniversary of December 10, 2024 (the “Grant Date”). The exercise price was US$29.09 per share, the closing price of the Class A common share on the Grant Date.

Number of restricted stock units (2)
Outstanding as of January 1, 2024	—
Granted during the year	585,000
Forfeited during the year	—
Outstanding as of December 31, 2024	585,000
Exercisable as of December 31, 2024	—
(2)
Each Restricted Stock Unit (RSUs) is equal to one Class A common share. 305,000 RSUs were granted to senior management and certain Board members as a compensation bonus, 280,000 were granted to senior management as long-term incentives, and 20,000 RSUs were approved to compensate certain senior advisors, but they are not yet granted. The 305,000 RSUs are subject to a cliff-vesting over a one-year period, with

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

100% of the total RSUs vesting in a single installment on January 1, 2026. The 280,000 RSUs vest over three years, with 33.33% of the RSUs vesting at the end of the first, second and third anniversary of the Grant Date. The 20,000 RSUs will be subject to a cliff-vesting over a one-year period, with 100% of the RSUs vesting in a single installment on the first anniversary of the respective grant date.

The expense related to share-based payments for the equity incentive plan amounted to Ps.27,171, in the year ended December 31, 2024, and was recognized in administrative expenses.

To determine the fair value of share-based payments related to the Equity Incentive Plan, management used the Binomial tree valuation model and the following assumptions:

For the year ended
December 31, 2024
Expected life of the share option or appreciation right	10- years (*)
Volatility of the stock price of comparable companies	37.21% (*)

*Same base as explained above to determine the fair value of the 2004 Option plan

The following table illustrates the outstanding equity incentive options under the 2024 Equity Incentive Plan and the corresponding strike price and expiry date:

Grant date December of	Number of outstanding Options granted – December 31 2024	Strike price US Dollars	Fair value at grant date	Expiry date, December of
2024	1,310,000	$29.09	$13.92	2034
	1,310,000

Note 23 - Segment information:

As mentioned in Note 3.20, segment information is presented in a manner consistent with the internal reporting provided to the CEO, who is the Chief Operating Decision Maker (CODM). The CODM is responsible for strategic and operating decision-making, allocating resources and assessing the performance of the Company. The CODM supervises the Company’s performance as a single business unit and makes strategic decisions as a whole over the operations of the Group as the Group operates in a single industry in Mexico. The CODM does not review assets at a different level or category than those disclosed in the consolidated statement of financial position. Based on those reasons, there is a single reportable segment in accordance with IFRS 8.

As the single reportable segment is the Group in its entirety and the accounting policies for this segment are the same as the Company’s accounting policies described in Note 3 - Summary of material accounting policies, there are no differences between the measurements of the Company’s single operating segment and the consolidated financial statements. Therefore, information about the profit or loss, assets, investments, expenditures and all other significant items of the Company’s single reportable segment can be found on the Company’s consolidated financial statements.

The information of revenues by products and services is shown below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

		Year ended December 31,
Products		2024	2023			2022
Branded	Ps.	23,264,743	Ps.	20,900,242	Ps.	16,817,176
Private label		30,737,804		20,466,545		13,859,748
Spot		3,255,961		2,557,310		1,739,956
Other		74,819		63,706		55,697
Total	Ps.	57,333,327	Ps.	43,987,803	Ps.	32,472,577

Branded products are well known national and international brand label goods that the Company offers at the lowest sustainable price in the market to attract customers and drive traffic. Private label products are products that the Company has developed and which the Company believes are of comparable or better quality than the equivalent branded alternative offered at the Company’s stores. Spot products are quality food and non-food products that the Company offers in addition to its regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average.

Note 24 - Subsequent events:

Secondary offering

On February 5, 2025, BBB Foods Inc. announced the offering of 21,000,000 Class A common shares by certain selling stockholders at a public offering price of $28.25 per Class A common share. In connection with the offering, the selling stockholders granted the underwriters the option to purchase up to 3,150,000 additional Class A common shares. On February 21, 2025, the underwriters exercised their option and purchased an additional 2,338,431 Class A common shares. Including the additional Class A common shares, a total of 23,338,431 Class A common shares were sold in the offering. The majority of the transaction involved shares owned by the company's original stockholders, and the Company did not receive any proceeds from the sale of such shares.

The selling stockholders also included holders of stock options that decided to sell a portion of their shares that were exercisable at the date of the secondary offering, under the terms of the stock option plan. In these exercises, each participating option holder tendered to the Company for cancellation a certain number of options with the aggregate value of the strike price owed by such option holder. All of the shares received by the options holders were sold in the offering. The above resulted in an increase to the Company's capital stock by Ps.11,248,071 in respect of the issuance of 2,222,705 new Class A shares.

On January 29, 2025 some former directors of Company's Board exercised options, which resulted in an increase to Company's capital stock by Ps.18,432,760 in respect of the issuance of 343,348 new Class C shares.

Following the secondary offering, the Company’s capital stock and series of shares are as shown below:

Description	Number of shares	Total value
Class A	62,048,108	Ps.	7,962,984
Class B	5,200,000		19,569
Class C	47,518,697		330,475
Total	114,766,805	Ps.	8,313,028

Recoverable amount from the insurer related to the Hurricane Otis

As mentioned in Note 1, in April 2025, the insurer agreed to settle Tiendas 3 B an amount of Ps.40 million in connection with damages caused by Hurricane Otis in 2023.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2024 and 2023, and for the years ended December 31, 2024, 2023 and 2022

Note 25 - Contingencies:

The Company is involved in several lawsuits and claims derived from the ordinary course of business. It is expected that the outcome of these matters will not have significant adverse effects on the Company's financial position or future consolidated results of operations.