Form 20-F
period 2025-12-31
BBB FOODS INC
filed 2026-04-02
CIK 1978954

As filed with the U.S. Securities and Exchange Commission on April 2, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Class A Common Shares	62,141,441
Class B Common Shares	5,200,000
Class C Common Shares	49,393,697

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

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

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated as of the dates mentioned herein or at any other rate. Unless otherwise indicated, we have translated Mexican peso amounts into U.S. dollars at the rate of Ps.17.9667 per US$1.00, the exchange rate to pay foreign currency denominated obligations due on December 31, 2025 published by the Mexican Central Bank in the Mexican Federal Official Gazette (Diario Oficial de la Federación, or the “Official Gazette”). In addition, we have translated the U.S. dollar amounts outstanding on the Promissory Notes and the Convertible Notes (described under Item 5B - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Promissory Notes and Convertible Notes) as of December 31, 2024 into Mexican pesos at the rate of Ps.20.2683 per US$1.00 (the exchange rate to pay foreign currency denominated obligations due on December 31, 2024, published by the Mexican Central Bank in the Official Gazette) and as of December 31, 2023 at the rate of Ps.16.89 per US$1.00 (the exchange rate to pay foreign currency denominated obligations due on December 31, 2023 published by the Mexican Central Bank in the Official Gazette).

Financial Statement Presentation

The Company was incorporated on July 9, 2004 in the British Virgin Islands with company number 605635.

The financial information presented herein has been derived from our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and included elsewhere in this annual report.

Rounding Adjustments

We have made rounding adjustments to certain numbers presented in this annual report. As a result, numerical figures presented as totals may not always be the exact arithmetic results of their components. Percentage figures included in this annual report have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, included elsewhere in this annual report.

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

We measure Same Store Sales growth by comparing the Same Store Sales of stores that were open during the measurement period. For example, if a store began operations on September 1, 2025, it would not be included in Same Store Sales growth for the years ending December 31, 2025 or 2026. However, such store would be included in Same Store Sales growth for the year ending December 31, 2027. Our calculation of Same Store Sales may differ from Same Store Sales or similar metrics reported by other retailers.

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

Many of the economic factors listed above, as well as commodity rates; transportation; energy costs, including as a result of global armed conflicts; lease and insurance costs; wage rates; foreign exchange rate fluctuations; measures that create barriers to or increase the costs of international trade (including increased import duties or tariffs); changes in applicable laws and regulations; reduction in the level of remittances and other economic factors, also could impair our ability to successfully execute our strategies and initiatives, as well as increase our cost of goods sold and selling, general and administrative expenses (including real estate costs), and may have other adverse consequences that we are unable to fully anticipate or control, all of which may materially decrease our sales or profitability.

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

The success of our merchandising initiatives depends in part on our ability to predict the products that our customers will demand and to identify and timely respond to evolving trends in consumer preferences and demographic shifts in our markets. If we are unable to select and timely purchase or develop products that are attractive to customers and at costs that allow us to sell them at an acceptable profit, or to effectively market such products, it could result in materially decreased sales and profitability.

We have experienced rapid growth in the past and there can be no assurance that the growth rate of our business will continue at such levels in the future.

We have experienced rapid growth as a business since our inception in 2005. Our growth has been largely focused in 17 states across the center of Mexico which are generally more densely populated and developed than other regions in Mexico. Expansion into new regions involves risks and uncertainties related to our ability to replicate our business model, efficiently expand our logistics capabilities and achieve profitability. Although we expect to continue to grow our store network, including by expanding into new regions, we cannot assure that we will be able to achieve a similar growth rate in store openings, that stores in untested regions will be equally profitable or that we will be able to replicate our distribution network model in new regions.

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

We lease substantially all the retail locations for our retail stores which are generally subject to periodic rent review, lease expiry and renegotiation. As a result, we are susceptible to changes in the property rental market, such as increases in market rents. Our stores are also subject to various local laws and regulatory requirements.

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

Our future growth and performance, positive customer experience and legal and regulatory compliance depends on our ability to attract, develop, retain and motivate qualified employees while operating in an industry challenged by historically high rates of employee turnover. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel, unemployment levels, wage rates (including recent and expected future increases in federal, state and/or local minimum wage rates), health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs or the labor law reform in Mexico aimed at gradually reducing the maximum working hours per week by 2030), employee activism, and our reputation and relevance within the labor market. If we are unable to attract, develop and retain adequate numbers of qualified employees, our operations, customer service levels, legal and regulatory compliance, and support functions could suffer. In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor and other related costs could increase. Our ability to pass along labor and other related costs to our customers is constrained by our everyday low-price model, and we may not be able to offset such increased costs elsewhere in our business.

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

Our business has expanded its own range of private label items, which included 113 different private label brands and over 525 stock keeping units (“SKUs”) as of December 31, 2025, representing 58.2% of our sales for 2025. These private labels are important for future growth prospects as private label items offer an important source of differentiation against our competitors and also generally offer more attractive margins. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product liability claims and product recalls; disruptions in raw material and finished product supply and distribution chains; inability to successfully protect our proprietary rights; claims related to trademarks and proprietary rights of third parties; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Further, most of our private label items are manufactured in Mexico, and while our policies set out standards for ethical business practices, it does not control these manufacturers or their labor or other business practices. Maintaining broad market acceptance of our private label items depends on many factors, including pricing, costs, quality and customer perception, and we may not achieve or maintain expected sales for our private label items.

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

In the year ended December 31, 2025, we purchased products from 327 suppliers, with our largest supplier accounting for 3.6% of our total purchases, and the five largest suppliers accounting for 16.5% of our total purchases. Although we have developed a broad network of suppliers, some of our top selling products are only supplied by a single supplier or manufacturer. If any such single supply source becomes unavailable for any reason, replacing such supplier may be costly and adversely affect our ability to sell a given product until an adequate replacement is found. This risk is especially pronounced for our private label products where a supplier’s failure could adversely affect the availability of a specific product across our entire store network. While we generally believe substitute suppliers are available, until such a replacement is found and such supplier passes our quality control assessments, we could face a temporary reduction in store inventory levels and/or a reduction in the quality of our merchandise. These factors could materially decrease our sales, reduce our margins and adversely affect our results of operations.

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

Our inventory balance represented 13.8% and 13.3% of our total assets as of December 31, 2025 and 2024, respectively. Efficient inventory management is a key component of our business success and profitability. We must maintain sufficient inventory levels and an appropriate product mix to meet our customers’ demands without allowing those levels to increase such that the costs to store and hold the goods unduly impacts our financial results or increases the risk of inventory shrinkage. If we do not accurately predict customer trends, spending levels, or price sensitivity, we may have to take unanticipated markdowns to dispose of the excess inventory, which also can adversely affect our financial results. We continue to focus on ways to reduce these risks, but we cannot make assurances that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations and financial condition may be negatively affected.

A significant disruption to our distribution network, the capacity of our distribution centers or the timely receipt of inventory could adversely affect sales or increase our transportation costs, which would decrease our profitability.

We rely on our distribution and transportation network to provide goods to our stores timely and cost-effectively. We and our vendors primarily rely on trucks to move goods from vendor locations to our distribution centers and our stores. Any disruption, unanticipated or unusual expense or operational failure related to this process (e.g., delivery delays, including due to supply chain disruptions or increases in transportation costs (such as those we have experienced in the past and may continue to experience), including increased fuel costs, import freight costs, a decrease in transportation capacity; or labor shortages) could negatively impact sales and profits. Labor shortages or work stoppages in the transportation industry or disruptions to the national and international transportation infrastructure, including as a result of war, geopolitical conflicts, trade restrictions, severe weather events, natural disasters or other macroeconomic conditions, could also increase our costs or otherwise negatively affect our business.

As of December 31, 2025, all of our 20 distribution centers were leased by us, and we are analyzing the expansion of our distribution capabilities in line with our store openings. Delays in opening new facilities as they become necessary, termination of the leases of our distribution centers, renewing leases on less advantageous terms for existing facilities, or our failure to integrate new facilities, could adversely affect our financial performance by slowing store growth or by increasing transportation and product costs. In addition, distribution-related construction or expansion projects entail risks that could cause delays and cost overruns, such as: shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. For these reasons, the completion date and ultimate cost of these projects could differ significantly from initial expectations, and we cannot guarantee that any project will be completed on time or within established budgets.

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

The occurrence of one or more natural disasters, such as hurricanes, fires, floods, tornadoes, earthquakes, unusual weather conditions, pandemic outbreaks or other health crises, political or civil unrest, acts of violence or terrorism, looting (including within our stores, distribution centers or other Company property), or disruptive global political events or similar disruptions could adversely affect our reputation, business and financial performance. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or data center or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries, process payroll or provide other support functions to our stores and through lost sales. In the past, hurricanes impacting the coast of the state of Guerrero caused extensive damage and temporary store closures and a reassessment of our growth plan in that region.

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

The rules issued by the OECD have not been enacted in the British Virgin Islands, which is where the Company is incorporated, nor Mexico, which is where the Company has most of its operations; however, Pillar Two legislation was enacted in the United Kingdom, the jurisdiction in which BBB Foods Limited Partnership and Lothian Shelf Limited are incorporated, and came into effect starting January 1, 2024. Considering Tiendas Tres B, S.A. de C.V. has an effective tax rate that exceeds 15%, no additional current tax exposure is expected to be recognized in connection with the Mexican source of revenue, even if Pillar Two legislation or similar legislation is adopted by either the British Virgin Islands or Mexico. However, additional informational returns or disclosures may be required in certain jurisdictions.

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

The continuing increase in consumer expenditures has been the subject of considerable government attention almost everywhere we conduct business. We cannot assure you that local, regional or federal government in the regions in which we operate will not enact laws or regulations designed to protect customer or reduce costs for consumers, including by imposing price caps on basic staples such as those primarily sold at our stores. Any such laws or regulations, changes thereto, or the enforcement thereof, could adversely affect our pricing and profitability. Moreover, local governments may delay or restrict permits for new store locations in an effort to protect smaller local businesses or municipal markets, which could affect our ability to continue expanding.

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

In June 2025, an agency of the U.S. government designated certain Mexican banks as institutions of primary money laundering concern in connection with illicit opioid trafficking. These orders prohibit U.S. “covered financial institutions” from transmitting funds to any of the named banks, which conducted a large volume of foreign currency operations in the Mexican market or provided trustee services used for a wide array of purposes, and were common counterparties across the financial system. These sanctions, or similar future measures, may indirectly impact the broader Mexican financial sector, including payments, the economy more broadly and, by extension, our operations, including if we make payment to a supplier or vendor that uses any such institution or we are users of any such institution. They may also negatively impact investor confidence, constrain financing options for Mexican companies and heighten compliance and due diligence requirements in transactions involving U.S. or international counterparties.

Although we did not have operations with the sanctioned banks, we have implemented compliance processes and internal control systems designed to prevent and detect inappropriate practices, fraud or violation of law. However, our existing compliance processes and internal control systems may not be sufficient to prevent or detect all inappropriate practices, fraud or violations of law by our employees, contractors, agents, officers or any other persons who conduct business with or on behalf of us. Further, the promulgation of new laws, rules, and regulations, or the new interpretation of existing laws, rules, and regulations, in each case that restrict or otherwise unfavorably impact the ability or manner in which we or our retailers and brands conduct business could require us to change certain aspects of our business, operations, and commercial relationships to ensure compliance, which could decrease demand for products or services, reduce net revenue, increase costs, or subject us to additional liabilities. We may in the future discover instances in which we have failed to comply with applicable laws and regulations or internal controls. If any of our employees, contractors, agents, officers or other persons with whom we conduct business engages in fraudulent, corrupt, or other improper or unethical business practices, has or is deemed to have a nexus to an FTO, or otherwise violates applicable laws, regulations, or our own internal compliance systems, we could become subject to one or more enforcement actions by Mexican or foreign authorities (including the U.S. Department of Justice) or otherwise be found to be in violation of such laws. This may result in penalties, fines, or sanctions and in turn adversely affect our reputation, business, financial condition and results of operations.

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

On March 6, 2024, the U.S. Securities and Exchange Commission adopted a new rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors, which was voluntarily stayed by the SEC on April 4, 2024, pending resolution of multiple challenges to be heard by the United States Court of Appeals for the Eighth Circuit, until the SEC voted to end its defense of the rules in March 2025. Absent these developments, the rules would have been phased in starting in 2027. Management is continuing to monitor the developments pertaining to the rules and any resulting potential impacts on the our financial statements.

Meeting stakeholder expectations and regulatory requirements could require additional resources and compliance costs. In addition, negative consumer perceptions regarding the sourcing of the products we sell and the sufficiency and transparency of our reporting on ESG matters, where applicable or as required from time to time by regulations, and events that give rise to actual, potential, or perceived compliance and social responsibility concerns could damage our reputation, result in lost sales, cause our clients to seek alternative sources for their products and make it difficult and costly for us to regain our client’s confidence.

We are subject to risks due to breaches of the Federal Law on Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares).

We are subject to compliance with the Federal Law on Protection of Personal Data Held by Private Parties (Ley Federal de Protección de Datos Personales en Posesión de los Particulares). While we have procedures in place to comply at all times with such law, we are susceptible to breaches, due to our highly diversified operation as well as complexity over digital protections, and its interactions across multiple systems including hardware, software, networks, applications, services or any other information technology that allow the exchange or computerized processing or digitized data. We will be susceptible to any violation that interrupts the protection of customer information, administrative security measures, physical security, unauthorized access by third parties, protection of mobile equipment, maintenance of data warehouses, technical security measures, electronic support, and physical support, among others. Since some of the information we receive is considered as sensitive in terms of the Mexican Federal Law on Personal Data Protection (Ley Federal de Protección de Datos Personales en Posesión de los Particulares), any breaches or perceived breaches of data privacy may lead to a wide range of sanctions from regulators as well as reduced confidence from clients and affect our reputation, which may have a substantial effect on our results.

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

Likewise, any action taken by the current U.S. or Mexico administrations, including changes to or dispute resolution proceedings under the USMCA, trade law enforcement actions under local law, tariffs and/or other U.S. government policies or executive orders that may be adopted or issued by the U.S. administration, could have a negative impact on the Mexican economy, such as reductions in the levels of remittances, changes to the U.S. dollar-Mexican peso exchange rate and cost of capital, reduced commercial activity or bilateral trade or declining foreign direct investment in Mexico. In particular, for the stated purpose of addressing illegal immigration and drug smuggling across the U.S.-Mexico border, the new U.S. administration has imposed tariffs on Mexican products, which have been subject to pauses and renegotiations, including exemptions for USMCA-compliant products. Any suspension may be modified, extended or cancelled at any time. The full extent and timing of the actions that the U.S. federal administration may implement with regards to international trade, geopolitical relations or economic policies is unclear as of the date of this annual report, and if implemented, how these actions may impact the hard discount grocery retail market in Mexico. Any actions taken by the new U.S. administration may cast uncertainty on global financial and economic markets, have a negative impact on the U.S. economy, or indirectly on the Mexican economy, and, in turn, on our business, financial condition, and results of operations.

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

In Mexico, political instability has been a determining factor in business investment and economic conditions. Significant changes in laws, public policies and/or regulations or the use of public referendums (consultas populares) could affect Mexico’s political and economic situation, which could, in turn, adversely affect our business. Any change to current consumer protection or regulatory policies could have a significant effect on Mexican consumer service providers, including us, variations in interest rates, demand for our products and services, market conditions, and the prices of and returns on Mexican securities.

Political events in Mexico may significantly affect our business operations. Since the 2024 presidential, federal and local elections, the current administration and its political party, Movimiento Regeneración Nacional (National Regeneration Movement, or “MORENA”), has held a qualified majority in both the Senate and the Chamber of Deputies, as well as significant influence at the local level. This majority has allowed MORENA to make changes in laws, policies and regulations, including by constitutional amendment, and may enable them to continue to make such changes. Pursuant to on such legal change, Mexican presidents are now subject to a public vote of no confidence (revocación de mandato) in the third year of their term, which could lead to their removal. Any revocation of a president’s mandate and subsequent elections could create political instability which may have a significant adverse effect on investor confidence in Mexico, the Mexican economy, exchange rates and trade, which could, in turn, adversely impact our business.

Mexican President Claudia Sheinbaum has generally continued her predecessor’s political and economic agenda with significant changes to policies, laws and regulations, including amendments to the Mexican Constitution. Among these amendments is a judicial reform that requires all judges, including Supreme Court Justices, to be elected by popular vote. Additionally, changes were made to prevent any challenges to constitutional amendments, effectively granting these reforms immunity from judicial review. Furthermore, these constitutional amendments included the dissolution of certain independent regulatory bodies in Mexico, consolidating their functions under federal government agencies. These changes provide the supervising agencies with enhanced discretion and may, as such, affect the consistency of enforcement actions. Taken together, these developments may diminish legal certainty, the enforceability of contractual rights, dispute resolution and investment conditions in Mexico, including in the retail sector.

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

The Mexican government has and is increasingly seeking to exert additional influence over the Mexican economy. Policies implemented by the Mexican government, changes in law and structural reforms may have a significant effect on Mexican private business, assets and securities. In the past, no party had a majority in Mexico’s congress, and congressional opposition hampered the passage of laws and reforms. As of December 31, 2025, the president’s political party and its allies held a qualified majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. The increased influence of the executive branch increases the risk of unexpected changes in law and policy.

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

High crime rates throughout Mexico could negatively affect our sales and operations. We and our personnel are exposed to safety threats such as theft, assault or destruction of property. Additionally, our fleet and the merchandise it transports is subject to an increased risk of theft, particularly on Mexican highways. Although we have established measures to mitigate these risks and recover stolen goods, criminal events, could negatively influence business by reducing the flow of customers to our stores if the area is deemed or perceived to be unsafe and may disrupt our supply chain and increase our operating, logistics and safety costs.

Changes in global trade policy could adversely affect our business.

Political leaders in the United States and in other countries have been elected on protectionist platforms, fueling doubts about the future of global free trade. The U.S. government has altered its approach to international trade policy, including by attempting generally to increase the tariff rate at which goods enter the US, and has in some cases sought to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. While the U.S. government has targeted many Mexican goods for higher tariffs, it has also made limited exceptions for USMCA compliant products. The U.S. government has indicated a willingness to impose additional tariffs on other additional imports. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Other countries have threatened retaliatory tariffs on certain U.S. products or, like Mexico, have sought to negotiate with the U.S. administration. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our financial performance.

In addition, the United States has formally initiated the mandatory 2026 joint review of the USMCA, introducing uncertainty regarding the extent to which the treaty will be revised, renegotiated or reviewed, and how any such changes would affect the Mexican economy. There can be no assurance that the USMCA will not be renegotiated or that it will continue to drive growth in Mexico. Similarly, we cannot assure you that U.S. and Mexico trade relations will not deteriorate, leading to further imposition of trade barriers. Any trade dispute between the United States and Mexico may have negative effects on the Mexican economy, the exchange rate, inflation and economic prospects, which will in turn negatively affect our business and results of operations.

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

Furthermore, geopolitical developments, such as the Russia-Ukraine conflict and ongoing conflicts in the Middle East (including with Iran) and global supply chain disruptions, continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, particularly fuel, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, along with geopolitical developments and global supply chain disruptions, have caused, and may in the future cause, global economic uncertainty and uncertainty about the interest rate environment, which may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Risks Relating to Our Class A Common Shares

Our principal shareholder, Bolton Partners Ltd., owns all of our Class B common shares and a portion of our Class C common shares, which in the aggregate represent approximately 45.2% of the voting power of our common shares and therefore exercises significant influence over all matters requiring shareholder approval, which limits or precludes your ability to influence corporate matters.

Each Class A common share entitles its holder to one vote per share, each Class C common share entitles its holder to one vote per share and each Class B common share entitles its holder to 15 votes per share, so long as the total number of the issued and outstanding Class B common shares represents at least 1.0% of the aggregate number of the aggregate common shares of the Company then outstanding.

Our principal shareholder owns all of our Class B common shares and a portion of our Class C common shares, representing approximately 45.2% of the voting power and 11.3% of the total number of our outstanding common shares, and will therefore have significant influence over matters requiring shareholder approval. However, the foregoing does not include (i) Class C common shares that are held by our principal shareholder and our directors and officers in respect of both unvested and vested (but currently unexercisable) stock options, (ii) Class A common shares in respect of both unvested and vested (but in either case unexercised) stock options and unvested RSUs granted under our Post-IPO Equity Incentive Plan or (iii) unvested delayed-delivery awards or allocations under the Liquidity Event Share Plan and Bolton Share Allocation, as applicable. See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

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

As a foreign private issuer, we are subject to different disclosure and other requirements than domestic U.S. registrants. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we rely on exemptions from certain U.S. rules which permit us to follow British Virgin Islands legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

Prior to our IPO, we were a private company and had limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. As a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). We are still in the process of implementing Internal Control-Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). In connection with the audit of our financial statements as of December 31, 2025 and 2024 and for the years then ended, we identified certain material weaknesses in our internal control over financial reporting as described in “Item 15. Controls and Procedures–B. Management’s Annual Report on Internal Control over Financial Reporting.”

Following the identification of these material weaknesses, we have taken measures, and plan to continue to take additional measures, to remediate these issues. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting that we have identified, and we cannot, as of the date of this annual report, conclude that they have been fully remediated. Unless these material weaknesses are timely remediated, there is a risk that our internal control processes may not detect, or detect on a timely basis, misstatements in our financial statements or other financial reporting. As of the date of this annual report, we have upgraded and automated certain key accounting procedures, improved the accuracy of financial reporting and strengthened segregation of duties. We have also enhanced our record-keeping for key financial reporting processes to include detailed flowcharts and control narratives. In addition, we improved supporting documentation standards and training programs related to IFRS, SEC regulations, the Sarbanes-Oxley Act and the Internal Control-Integrated Framework (2013 Framework) issued by COSO. Furthermore, we have significantly reduced and, where appropriate, eliminated our reliance on external advisors for the preparation of our financial statements, thereby reinforcing internal ownership and accountability. We continue to work to remediate as quickly as possible the aforemetnioned material weaknesses by implementing compensating and mitigating controls in our internal control program.

We are subject to the reporting requirements under the Exchange Act and the Sarbanes-Oxley Act, as well as the rules and regulations of the SEC. As a result, we have implemented the Internal Control-Integrated Framework (2013 Framework) issued by COSO and performed an evaluation of internal controls over financial reporting, pursuant to which we identified certain material weaknesses. If we fail to maintain the adequacy of our internal control over financial reporting, as these rules and regulations are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may disagree with our assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Any final and conclusive monetary judgment obtained against us in U.S. courts, for a definite sum, may be treated by the courts of the British Virgin Islands as a cause of action in itself so that no retrial of the issues would be necessary, provided that in respect of the U.S. judgment:

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

At present, the activities which are conducted by us would constitute holding business. As of the date of this annual report, we expect that the ESA will have little material impact on us or our operations; however, because the legislation is new and remains subject to further clarification and interpretation, it may not be possible to ascertain the precise impact of any legislative changes or changes in official guidance on us. We are required to make an annual filing with the British Virgin Islands International Tax Authority confirming if we carried out any “relevant activities” during the preceding financial period and, if so, providing certain prescribed information.

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

The development of private label products, core to offering high value to our customers, has been part of our business strategy since our founding. We launched our first private label, “LactiBu,” a modified liquid milk formula, in May 2005. As of December 31, 2025, we had developed over 113 different private label brands, representing over 525 SKUs. Our value offer to our customers improves continuously as we introduce new private labels and continue to improve existing ones.

As of December 31, 2025, we had grown to become the leading hard discount retailer in Mexico with 3,346 stores, 20 distribution centers, and 29,202 employees. The charts below highlight our growth trajectory from 2020 to 2025.

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

Our founder-led management team continues to run the business and has successfully transitioned the company from a startup to Mexico’s 96th most important company according to Expansión magazine’s ranking of the 500 most important companies in Mexico for 2025. The Company was recognized by the Financial Times in 2025 as one of the fastest growing companies in the Americas.

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

In February 2024, we became a publicly traded company on the New York Stock Exchange (“NYSE”). Our reports filed with or furnished to the SEC are available, free of charge, on our investor relations website at https://www.investorstiendas3b.com/ as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports and other information regarding us and other companies that file materials with the SEC electronically. Following our IPO, we use our investor relations website as a means of disclosing material information. Accordingly, investors should monitor our investor relations website, in addition to following our press releases, SEC filings and public conference calls and webcasts. However, the information appearing on and available through our website does not constitute part of this annual report, and is not incorporated by reference herein, unless expressly stated to be so incorporated.

B.
BUSINESS OVERVIEW

Overview

We are pioneers and leaders of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by our sales and store growth rates. The 3B name, which references “Bueno, Bonito y Barato” – a Mexican saying which translates to “Good, Nice and Affordable”– summarizes our mission of offering irresistible value to budget savvy consumers through great quality products at bargain prices. From 2022 to 2025, our total revenue grew at a compounded annual growth rate (“CAGR”) of 35.6%, reaching Ps.78.2 billion (US$4.4 billion) for 2025, and our number of stores increased from 1,500 as of December 31, 2021 to 3,346 as of December 31, 2025, which represents a CAGR of 22.2%.

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

The Tiendas 3B product range consists of approximately 850 to 900 SKUs of branded, private label and spot products.

Branded products are well known national and international brand label goods that we offer at the lowest sustainable price in the market to attract customers and drive traffic. For 2024 and 2025, branded products represented 40.6% and 35.9% of our sales, respectively.

Private label products are products that we have developed ourselves and which we believe are of comparable or better quality than the equivalent branded alternative offered at our stores. For 2024 and 2025, private label products represented 53.6% and 58.2% of our sales, respectively.

Spot products are quality food and non-food products that we offer in addition to our regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average. For both 2024 and 2025, our spot products represented 5.7% of our sales.

Our stores serve low-to-middle income households. We believe that our business model, which focuses on both value and convenience, allows us to serve our target market better than incumbent competitors and maintain real and sustainable competitive advantages.

Due to our low number of SKUs and focus on serving daily grocery needs, we have been able to achieve a high ratio of sales per SKU and a ratio of 2.9 Payable Days to Inventory Days during 2025. We are also able to benefit from a virtuous cycle, where the ever-increasing scale of our purchases per SKU allows us to negotiate increasingly lower prices with our suppliers and, in turn, we are able to transfer those savings to our customers, therefore increasing customer loyalty and our sales.

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

Our management is decentralized and organized into regions, each run by a regional director, and built around a distribution center that serves up to 200 stores. Each region has sufficient functional resources to operate autonomously and efficiently. This structure, supported by nimble central headquarters, has enabled us to scale efficiently by allowing us to dynamically select new store locations in a constant pursuit of scale and expansion, while achieving positive gross and operating profit. Additionally, it enables suppliers to reach our decision makers quickly, fostering collaboration and accelerating the development of private label products.

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
•
Strong private label offering: We own 113 different private label brands representing over 525 SKUs, that cover an array of food and non-food products. We outsource the manufacturing of these products to over 179 carefully selected manufacturers with tested supply reliability and quality controls. We are generally able to offer our private label products at a lower cost than that of the branded products they compete with. Further, our customer satisfaction studies and product analysis indicate that the quality of our private label products is comparable, if not better, than the competing branded products. Our enduring and long-term relationships with our suppliers have created a robust supplier ecosystem that underpins the strength of our private label product offering.
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
•
Rapid expansion: In 2025, we averaged a new store opening every 15.3 hours, which is faster than any other grocery retailer in Mexico. Our operations actively involve our regional personnel in the store opening process, with the goal of locating and securing the most attractive locations for new stores. Further, our low capital expenditure needed per new store which, combined with the attractive cash flow generation capacity of our stores, allows us to achieve attractive store payback periods on average (for these purposes, a payback period is, on a vintage basis, the average number of months it takes an operating store to recover the average investment per store, excluding stores that were permanently or temporarily closed). In addition, our negative working capital dynamics allow us to self-fund these investments. We are systematic in our approach to opening stores, and our recent vintages are showing a faster sales ramp-up and higher profitability vis-à-vis our older vintages for the same comparable period. With an estimated white space for at least 11,000 additional Tiendas 3B stores in Mexico, we are constantly looking to increase our number of stores and expand into new regions.

Our Stores

Our stores have been thoughtfully designed to improve our customer’s experience and achieve operational efficiencies.

Standardized Stores that are Efficient and Economical to Operate

Our stores follow a standardized format in terms of layout, size, assortment, and personnel. This facilitates operational efficiency and scalable growth. As of December 31, 2025, the size of our stores ranged from smaller than 300 square meters to larger than 450 square meters, with approximately 55.70% between 300 square meters and 450 square meters. The uniformity of our stores enables us to streamline inventory management and optimize staffing and operational processes. Each store’s exterior façade is painted in our corporate colors (red and green) that contrast with the typical street colors for better visibility and promote our brand. The interior of our stores is well lit, with wide and convenient aisles and reduced shelving height that allows store employees to see the full store, which in turn helps control shrinkage and makes restocking quicker and easier.

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

Geographical Presence

We opened our first store in Mexico City and have since expanded primarily in the central region of Mexico. As of December 31, 2025, we were present in Mexico City, State of Mexico, Hidalgo, Puebla, Tlaxcala, Morelos, Querétaro, Guanajuato, Michoacán, Guerrero, Veracruz, Aguascalientes, Nayarit, Jalisco, Zacatecas, San Luis Potosí and Oaxaca. We believe the concentrated density of our geographic footprint illustrates our operational discipline.

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

Our geographical presence is shown below:

Our Footprint

Presence in 17 states across Mexico

Standard Store Operations

Our stores are open from 7:00 a.m. to 10:00 p.m., seven days a week, all year round. A typical store is operated by a store manager, two assistant managers, and a team of four sales associates on average. The store manager is responsible for managing and developing their team, ordering, restocking, serving and selling to customers, maintaining operating standards, and executing any in-store communication/marketing campaigns. A District Manager manages between five and eight stores and, in turn, reports to a Zone Manager who oversees 40 to 80 stores. The Zone Manager reports to the Regional Director who manages all aspects of his/her region.

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

Sourcing of Our Portfolio of Products

Each Tiendas 3B store carries approximately 850 to 900 SKUs, as compared to 3,000 SKUs for a convenience store and approximately 10,000 or more SKUs for a conventional supermarket based on analysis of publicly available information. Our high purchasing power develops strong supplier relationships which in turn translates to better payment terms and lower purchasing costs that allow us to maintain our low prices, which in turn boosts sales. Our non-private label products are sourced directly form leading consumer good suppliers in Mexico.

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

In the year ended December 31, 2025, we purchased products from 327 suppliers, with our largest supplier accounting for 3.6% of our total purchases, and the five largest suppliers accounting for 16.5% of our total purchases.

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

Approximately 90.6% of our customers are women, primarily between the ages of 30 and 60. Most are homemakers (47.7%), followed by employed individuals (26.5%) and small merchants or shopkeepers (11.6%). New customers initially buy in our stores because of the competitive pricing of our branded and spot products. Over time, however, as they become more familiar with our offering, customers begin to try our private label products, which eventually become their preferred choice for their mix of value and quality.

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

Operations and Decision-Making

We have a decentralized and lean organizational structure built around autonomous regions, each led by a Regional Director. Each region consists of up to 200 stores and a distribution center. A region has all the functional areas it needs to operate autonomously. These include human resources, real estate, logistics, IT and regional purchasing and accounting. All regions are similarly sized, organized and operated.

Sales and Operations

Each region typically has three Zone Managers, each of whom is responsible for 40 to 80 stores. The Zone Manager reports directly to the Regional Director on all matters related to store operations and sales. A Zone Manager is responsible for ensuring the efficient operations of stores and for their maintenance and must visit each of their stores at least once every two months. Each Zone Manager oversees six to 10 District Managers. A District Manager ensures that the stores’ operations are conducted in compliance with our procedures and rules. They are responsible for visiting each store at least twice a week and monitoring competition and general market conditions, controlling inventories and ordering procedures, and recruiting new store employees.

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

Our Headquarters

Our central office (headquarters) is located in Mexico City and is home to our Chief Executive Officer, Chief Financial Officer, Director of Sales and Operations, Directors of Purchasing, Director of Human Resources, Director of Information Technology, Director of Real Estate and General Counsel.

Our headquarters is also home to our Product and Pricing Committee, our Operation Committee, our Central Purchasing Department, our Finance and Administration Department, our Central Human Resources Department, our Information Technology Department and our Legal Department.

Our Central Purchasing Department is responsible for all decisions relating to our suppliers and purchasing prices. Our finance and administration department is responsible for financial reporting, treasury, taxes and budgeting. Our Information Technology department is responsible for ensuring the smooth and uninterrupted operations of all our systems as well as the development of all our future technology-driven capabilities. Our Human Resources department coordinates recruitment for our headquarters and managers and above levels in regions; they also shape culture and training efforts across the organization. Our real estate department oversees openings and negotiation of stores across the region, defines annual goals for new locations, and identifies and negotiates locations for distribution centers. Our Legal Department has business-wide responsibility for legal, regulatory, compliance, corporate governance and institutional relationship matters.

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

Our Operation Committee is responsible for overseeing our operations, as well as general company strategy. It is chaired by our Chief Executive Officer and includes our Chief Financial Officer, our Director of Sales and Operations and our Director of Human Resources.

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

More specifically, we and the various properties we lease and which are used as stores or warehouses are primarily subject to, among other federal, state and municipal statutes, the following Mexican laws and regulations:

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
General Waters Law;
•
General Law on Circular Economy;
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

Environmental Regulations

As of this date, we do not have environmental certifications of any kind. The construction and operation of our stores and distribution centers may be subject to the Mexican General Law on Ecological Balance and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente, or the “Mexican General Environmental Law”) and the related implementing regulations, the General Law for the Prevention and Comprehensive Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) and the related implementing regulations, the General Waters Law (Ley General de Aguas) and the related implementing regulations, the General Law on Circular Economy (Ley General de Economía Circular) and the related implementing regulations, the Regulations for Environmental Protection Against Noise Pollution (Reglamento para la Protección del Ambiente contra la Contaminación Originada por la Emisión de Ruido), the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable), the General Law on Wildlife (Ley General de Vida Silvestre), the General Law on Climate Change (Ley General de Cambio Climático), numerous Mexican Official Standards (Normas Oficiales Mexicanas), and other federal, state and municipal environmental laws and regulations and agency agreements where our stores and/or facilities are located or could be developed (collectively, “Environmental Laws”).

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

Compliance and Controls

We are fully committed to maintaining strong compliance and controls for financial reporting, as evidenced by the measures currently being implemented. The Company recognizes the significance of accurate and reliable financial information in building investor trust. To establish a robust internal control framework, the Company has conducted a comprehensive assessment of potential risks and documented them meticulously. While we have concluded that our internal control over financial reporting is not currently effective due to certain material weaknesses, key control activities are being designed and implemented to mitigate these risks and ensure the completeness and accuracy of financial reporting. In addition, information and communication channels are being strengthened to promote timely and accurate reporting. The Company’s proactive approach to compliance and controls underscores its commitment to upholding high standards of transparency and adherence to relevant laws and regulatory requirements. For more information about our compliance program and control procedures, see "Item 15. Controls and Procedures."

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

As of December 31, 2025, we had not recorded any provisions in connection with legal proceedings based on probable loss. However, legal proceedings are inherently unpredictable and subject to significant uncertainties. If one or more cases result in a judgment against us in any reporting period for amounts that exceed our management’s expectations, the impact on our operating results or financial condition for that reporting period could be material. See “Item 3. Key Information–D. Risk Factors—Risks Relating to Our Business and Industry—Our operations are subject to the general risks of litigation.”

On February 1, 2023, the Mexican tax authority (Servicio de Administración Tributaria, or the “SAT”) commenced an audit of our tax return for the fiscal year ended 2018. In the process of that audit the SAT questioned certain deductions and requested additional information relating thereto. The Company has now satisfied all of the SAT’s information requests in connection with the audit, and on August 12, 2025 the SAT issued a Final Audit Report documenting its findings. The SAT’s report confirmed the validity of the Company's tax deductions, subject only to minor qualifications. As of the date of this annual report, the audit is resolved, with no material outstanding liabilities or pending litigation.

Intellectual Property

Our most important brands, slogans and logos are protected by trademarks in Mexico through registration with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Protection of a trademark in Mexico continues for as long as the brand is registered and used. As of December 31, 2025, we had approximately 1,780 owned brand files and registries in Mexico. In addition, within Mexico our licensors register their own brands granting us the right to use them within the territory.

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

The following chart and the information set forth in the following paragraph presents the key elements of our corporate structure, including our principal shareholder and principal subsidiaries.

Bolton Partners Ltd., our principal shareholder, owns approximately 45.2% of the combined voting power of our outstanding common shares, and therefore has significant influence over matters requiring shareholder approval. However, the foregoing does not include (i) Class C common shares that are held by our principal shareholder and our directors and officers in respect of both unvested and vested (but currently unexercisable) stock options, (ii) Class A common shares in respect of both unvested and vested (but in either case unexercised) stock options and unvested RSUs granted under our Post-IPO Equity Incentive Plan or (iii) unvested delayed-delivery awards or allocations under the Liquidity Event Share Plan and Bolton Share Allocation, as applicable. See “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

BBB Foods Inc.
BVI
Lothian Shelf Limited
Scotland
BBB Foods Limited Partnership
Scotland
Tiendas Tres B, S.A de C.V.
Mexico

D.
PROPERTY, PLANTS AND EQUIPMENT

Properties

As of December 31, 2025, we owned two properties, currently used or expected to be used in our operations. Our remaining 3,345 stores, office space and distribution centers are leased from a wide array of landlords. No landlord represents more than 4.8% of our lease expense. We believe that having a diffuse landlord base allows us to achieve better commercial lease terms. Each of our leases follows a standard form governed by Mexican law and typically provides for an initial 10-year term. Subject to applicable local law, renewals are typically negotiated for an additional 10-year period. In addition, each lease contains exit provisions that grant us the right to terminate the relevant lease at our discretion. To minimize our initial store expenditures, we typically only advance two months of rent and give one month of rent as a security deposit. In some jurisdictions, the local civil code additionally requires that the landlord grant us a right of first refusal in the event they decide to sell the relevant property to a third party.

Distribution Centers

We believe we are highly efficient with our logistics and distributions infrastructure without sacrificing service and speed. As of December 31, 2025, we operated 20 distribution centers. Each can serve up to 200 stores typically within a 150-kilometer radius, with a capacity to stretch up to a 200-kilometer radius. When the number of total stores served by any given distribution center approaches the 150-store mark, we proceed to open a new distribution center nearby and redistribute the stores to optimize distances and routing.

Our distribution centers are on average 13,050 square meters, with additional space for a maneuvering yard. Each distribution center carries the vast majority of the SKUs we sell, including refrigerated items. Frozen items, a relatively new category, are being rolled out to all our stores gradually as we build frozen refrigeration in our distribution centers.

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

As of December 31, 2025, we operated a fleet of 450 same-model trucks and 1,303 utility vehicles for our District Managers, Zone Managers and other personnel. Standardization simplifies truck management and operations thus reducing costs. For security and for key performance indicator management, we monitor our fleet through real-time geographic positioning, live video, and dual-way audio.

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

The following analysis and discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, in each case included elsewhere in this annual report, as well as the information set forth under “Presentation of Financial and Other Information.” Our consolidated financial statements are presented in thousands of Mexican pesos, except as otherwise specified.

A.
OPERATING RESULTS

Overview

We are pioneers and leaders of the grocery hard discount model in Mexico and one of the fastest growing retailers in the country as measured by our sales and store growth rates. From 2022 to 2025, our total revenue grew at a CAGR of 35.6%, reaching Ps.78.2 billion (US$4.4 billion) for 2025, and our number of stores increased from 1,500 as of December 31, 2021 to 3,346 as of year-end 2025, which represents a CAGR of 22.2%.

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

The Tiendas 3B product range consists of approximately 850 to 900 SKUs of branded, private label and spot products.

•
Branded products are well known national and international brand label goods that we offer at the lowest sustainable price in the market to attract customers and drive traffic. For 2024 and 2025, branded products represented 40.6% and 35.9% of our sales, respectively.
•
Private label products are products that we have developed ourselves and which we believe are of comparable or better quality than the equivalent branded alternative offered at our stores. For 2024 and 2025, private label products represented 53.6% and 58.2% of our sales, respectively.
•
Spot products are quality food and non-food products that we offer in addition to our regularly stocked products. These are offered in limited amounts and offer exceptional value. The selection changes every two weeks on average. For 2024 and 2025, our spot products represented 5.7% and 5.7% of our sales, respectively.

This discussion, which presents our results for the years ended December 31, 2025 and 2024 should be read in conjunction with our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, together with the notes thereto, in each case included elsewhere in this annual report. We intend for this discussion to provide the reader with information that will assist in understanding our financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. We also discuss certain performance metrics that management uses to assess our performance.

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

Financial Costs

Financial costs are comprised principally of interest on lease liabilities, promissory notes, convertible notes and the financing of transportation and store equipment, including through reverse factoring arrangements we have entered into with Santander and HSBC.

Exchange Rate Fluctuation

Foreign currency transactions are translated to the functional currency using the exchange rates in effect on the transactions dates. Gains and losses on exchange fluctuations resulting from such transactions and for conversion at the exchange rates at the end of the year of monetary assets and liabilities denominated in foreign currency are recognized as exchange rate fluctuation gain or loss. After our IPO, we keep U.S. dollars deriving from the IPO proceeds on our balance sheet, which contributes to our exposure to exchange rate fluctuations.

Historical Results of Operations

For the Year Ended December 31, 2025 compared to the Year Ended December 31, 2024

	For the year ended December 31,
	2025		2024		Variation (%)
	(thousands of Ps.)
Sales of merchandise	Ps.	78,044,107	Ps.	57,333,327	36.1%
Sales of recyclables		108,836		105,692	3.0%
Total revenue		78,152,943		57,439,019	36.1%
Cost of sales		(65,509,469)		(48,062,913)	36.3%
Gross profit		12,643,474		9,376,106	34.8%
Sales expenses		(8,122,907)		(6,121,566)	32.7%
Administrative expenses		(5,094,478)		(1,987,075)	156.4%
Other (expense) income – net		(101,319)		61,044	(266.0)%
Operating (loss) profit		(675,230)		1,328,509	(150.8)%
Financial income		172,674		155,863	10.8%
Financial costs		(1,508,313)		(1,257,254)	20.0%
Exchange rate fluctuation		(384,951)		490,428	(178.5)%
Financial costs – net		(1,720,590)		(610,963)	181.6%
(Loss) profit before income tax		(2,395,820)		717,546	(433.9)%
Income tax expense		(443,751)		(383,124)	15.8%
Consolidated net (loss) profit for the year	Ps.	(2,839,571)	Ps.	334,422	(949.1)%

Revenue from Sales of Merchandise

Revenue from sales of merchandise increased 36.1% to Ps.78,044,107 thousand for the year ended December 31, 2025 from Ps.57,333,327 thousand for the year ended December 31, 2024. Most of our growth was driven by sales from stores that have been operating for more than one year, and, to a lesser extent, the incremental sales from 574 net new stores opened in 2025. During 2025 we experienced a 23.0% increase in the number of transactions, which increased to 825 million from 671 million in 2024 and also an increase in average ticket, from Ps.85.4 to Ps.94.9, a gain of 11.0%, mostly driven by an increase in items per ticket. Same Store Sales for the year ended December 31, 2025 increased 18.3%.

Sales of Recyclables

Sales of recyclables increased 3.0% to Ps.108,836 thousand for the year ended December 31, 2025 from Ps.105,692 thousand for the year ended December 31, 2024. The increase was mainly driven by an increase in sales, offset by a decrease in the cardboard price per ton.

Cost of Sales

Cost of sales increased 36.3% to Ps.65,509,469 thousand for the year ended December 31, 2025 from Ps.48,062,913 thousand for the year ended December 31, 2024. The increase was attributable mainly to an increase in sales in existing stores and new stores and was proportional to the increase in revenue from sales of merchandise. Our cost of sales as a percentage of total revenue was 83.8% and 83.7% for the years ended December 31, 2025 and 2024, respectively.

Gross Profit

Gross profit increased 34.8% to Ps.12,643,474 thousand for the year ended December 31, 2025 from Ps.9,376,106 thousand for the year ended December 31, 2024, and our gross profit margin, calculated as gross profit as a percentage of total revenue, was 16.2% and 16.3% for the years ended December 31, 2025 and 2024, respectively.

Sales Expenses

Sales expenses increased 32.7% to Ps.8,122,907 thousand for the year ended December 31, 2025 from Ps.6,121,566 thousand for the year ended December 31, 2024. Our sales expenses as a percentage of total revenue decreased to 10.4% from 10.7% for the years ended December 31, 2025 and 2024, respectively. The increase in sales expenses was less pronounced than the increase in revenue from sales of merchandise and largely derived from the opening of new stores, an increase in headcount required to operate new stores, and to the effects of wage inflation.

Administrative Expenses

Administrative expenses increased 156.4% to Ps.5,094,478 thousand for the year ended December 31, 2025 from Ps.1,987,075 thousand for the year ended December 31, 2024. Our administrative expenses, as a percentage of total revenue, were 6.5% and 3.5% for the years ended December 31, 2025 and 2024, respectively. The increase in administrative expenses was principally due to (i) the hiring of additional headquarters personnel to support growth, and (ii) expansion of regional operations as we opened new regions. In addition, on June 24, 2025 our board of directors formally granted the 7,500,000 Restricted Stock Units ("RSUs") each equal to one Class C common share under our Liquidity Event Share Plan to the plan participants, which we recognize as an expense on a reverse gradient basis over the 12-quarter vesting period. Expenses recognized in respect of grants under our share-based compensation plan during the years ended December 31, 2025 and 2024 were Ps.2,930,222 thousand and Ps.523,143 thousand, respectively.

Other (Expense) Income-Net

Other expense–net for the year ended December 31, 2025 was Ps.101,319 thousand, as compared to other income-net of Ps.61,044 thousand for the year ended December 31, 2024. The year-over-year change primarily reflects the impact of a one-time write-off of an account receivable booked in the final three months of 2025. As a percentage of total revenue, other income (expense)–net remained flat at 0.1% in 2025 compared to 2024.

Operating (Loss) Profit

Operating profit decreased 150.8% resulting in an operating loss of Ps.675,230 thousand for the year ended December 31, 2025 from an operating profit Ps.1,328,509 thousand for the year ended December 31, 2024, representing (0.9)% and 2.3% of total revenue for each year. The operating loss in 2025 was primarily driven by increased share-based payment expense recognition compared to 2024. In addition, operating results were impacted by strategic investments in new regions and initiatives aimed at strengthening the Company’s talent pool.

Financial Income

Financial income increased 10.8% to Ps.172,674 thousand for the year ended December 31, 2025 from Ps.155,863 thousand for the year ended December 31, 2024. The increase was primarily due to interest income earned from investing the net proceeds received from our IPO.

Financial Costs

Financial costs increased 20.0% to Ps.1,508,313 thousand for the year ended December 31, 2025 from Ps.1,257,254 thousand for the year ended December 31, 2024. This increase was primarily driven by an increase in the lease payments in connection with incremental lease agreements for our expanding store base of Ps.1,420,187 thousand and Ps.1,072,774 thousand, during the years ended December 31, 2025 and December 31, 2024, respectively.

Exchange Rate Fluctuation

Exchange rate fluctuation was a loss of Ps.384,951 thousand for the year ended December 31, 2025, as compared to a gain of Ps.490,428 thousand for the year ended December 31, 2024. The loss was driven by the appreciation of the Mexican peso against the U.S. dollar during the year ended December 31, 2025. Given our net exposure to U.S.-dollar-denominated financial assets, primarily short-term bank deposits of our IPO proceeds, we recognize a loss upon translating the dollar value of those assets into Mexican pesos. See Notes 13 and 14 to our financial statements as of December 31, 2025 for further information.

Financial Costs-Net

For the reasons described above, financial costs – net increased 181.6% to Ps.1,720,590 thousand for the year ended December 31, 2025 from Ps.894,768 thousand for the year ended December 31, 2024.

(Loss) Profit Before Income Tax

For the reasons described above, loss before income tax was Ps. 2,395,820 thousand for the year ended December 31, 2025 as compared to a profit before income tax of Ps.717,546 thousand for the year ended December 31, 2024.

Income Tax Expense

Income tax expense increased 15.8% to Ps.443,751 thousand for the year ended December 31, 2025 from Ps.383,124 thousand for the year ended December 31, 2024. This change was due to an increase in taxable profits in our subsidiaries, which led to a higher annual effective tax rate that was partially offset by increased expenditures and tax benefits.

Net (Loss) Profit for the Period

For the reasons described above, net loss was Ps.2,839,571 thousand for the year ended December 31, 2025 as compared to a net profit of Ps.334,422 thousand for the year ended December 31, 2024.

For the Year Ended December 31, 2024 compared to the Year Ended December 31, 2023

For a discussion related to our financial condition, changes in financial condition, and the results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023, refer to "Item 5. Operating and Financial Review and Prospects–A. Operating Results" in our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

B.
LIQUIDITY AND CAPITAL RESOURCES

The following discussion of our liquidity and capital resources is based on the financial information derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, included elsewhere in this annual report.

Overview

Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing.

As a result of our inventory and account payables management strategy, we generally rely on our positive cash flow dynamics as a source of financing for our operations and expansion. We have historically benefited from our working capital dynamic driven from our favorable payable terms relative to the high rotation of our inventory and minimal receivable balances, as most of our sales from merchandise are received in cash at the time of sale. As a result, we can generate a significant amount of negative working capital from such timing differences. Our negative working capital for 2025 and 2024 was Ps.5,876,142 thousand and Ps.2,633,277 thousand, respectively. As of December 31, 2025 and 2024, our total current assets amounted to Ps.9,726,148 thousand and Ps.8,554,139 thousand, respectively.

We have also used certain amounts of short-term and long-term debt with third parties to supplement our cash flows. As of December 31, 2025 and 2024, our long-term debt with third parties consisted of Ps.141,907 thousand and Ps.106,693 thousand, respectively. In addition, prior to our IPO, our indebtedness for borrowed money included promissory notes (the "Promissory Notes") and convertible notes (the "Convertible Notes") which we incurred to finance our expansion. Most of the Promissory Notes and Convertible Notes were held by related parties, including some of our shareholders. The aggregate amount outstanding under our Promissory Notes and Convertible Notes was repaid in full in 2024 with the proceeds of our IPO.

We have entered into a reverse factoring arrangement with Banco Santander Mexico, S.A. (“Santander”) pursuant to which a participating supplier receives the original invoice amount discounted at an agreed rate, and we pay Santander the original amount of the invoice within 60 days after the supplier collects the invoice from Santander. The aggregate limit of amounts invoiced under this arrangement is Ps.800,000. Pursuant to the terms of this arrangement, we have created a trust that is meant to be an alternative source of payment in the case of a payment default. Cash flows from 419 stores are deposited in a bi-weekly minimum aggregate amount of Ps.300,000 thousand in the trust account as a pass-through and released to our treasury on a daily basis, as long as no payment default occurs. This trust also serves as an alternative source of payment for a revolving credit facility line we entered into with Santander for an aggregate principal amount of Ps.300,000 thousand. See Note 14 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere in this annual report, for more information about this arrangement.

Similary, on June 2, 2023, we and HSBC Mexico, S.A. (“HSBC”) entered into a reverse factoring transaction (the “HSBC Supplier Finance Agreement”) and a credit facility (the “HSBC Credit Line” and, together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). The original aggregate principal amount financeable under the HSBC Agreement was Ps.450,000 thousand. This amount was increased to Ps.700,000 thousand on June 20, 2024. Effective September 17, 2025, the aggregate principal amount financeable under the

HSBC Agreement is Ps.1,100,000. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and we will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier elects which invoices are entered into the factoring transaction. Once entered, such invoices are novated and the liability of the Company to cover such invoice is extinguished. Invoices that are not discounted with HSBC are payable to the supplier at the original maturity date. There are no commissions or interests payable to HSBC when invoices are discounted, and only an opening commission of Ps.2,250 thousand was paid for entering into the original agreement. In addition, under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends. Additionally, pursuant to the terms of the HSBC Agreement, we have created a trust that is meant to be an alternative source of payment in the case of a payment default, and into which Ps.880,000 thousand of cash flows have to be deposited (as a pass-through) on the trust each month. However, the deposits are released daily to Tiendas 3B so long as no payment default occurs.

We also maintain a syndicated loan facility, into which we entered on September 10, 2025, with an aggregate principal amount of Ps.1,065,000 thousand, for potential long-term financing needs, with no amounts drawn as of the date of this annual report.

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

Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Years Ended December 31,
	2025		2024		2023
	(thousands of Ps.)
Net cash flows provided by operating activities	Ps.	4,681,613	Ps.	3,748,537	Ps.	3,140,349
Net cash flows used in investing activities		(3,408,882)		(4,907,296)		(1,778,789)
Net cash flows (used in) obtained from financing activities		(1,254,475)		1,288,113		(1,095,692)
Increase in cash and cash equivalents		18,256		129,354		265,868
Net foreign exchange difference		(38,174)		97,341		(30,373)
Net increase (decrease) in cash and cash equivalents	Ps.	(19,918)	Ps.	226,695	Ps.	235,495

Net Cash Provided by Operating Activities

Net cash provided by operating activities was Ps.4,681,613 thousand, Ps.3,748,537 thousand and Ps.3,140,349 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Net cash from operating activities for the year ended December 31, 2025, increased by Ps.933,076 thousand compared to the year ended December 31, 2024. This increase was primarily driven by improved pre-tax profitability and higher non-cash adjustment items resulting from store expansion.

For information regarding the cash flows provided by operating activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

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

Net cash used in investing activities was Ps.3,408,882 thousand, Ps.4,907,296 thousand and Ps.1,778,789 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Net cash used in investing activities increased by Ps.1,498,414 thousand for the year ended December 31, 2025 as compared to the year ended December 31, 2024, mainly as we increased our store count by 574 net new stores between January 1, 2025 and December 31, 2025 and added four new distribution centers, leading to increased purchases of property and equipment and of cold rooms.

For information regarding the cash flows used in investing activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

Net Cash (Used in) Obtained from Financing Activities

Net cash used in financing activities generally consists of transactions related to our short-term and long-term debt and financing obligations. Transactions with non-controlling interest shareholders are also classified as cash flows from financing activities.

Net cash used in financing activities was Ps.1,254,475 thousand for the year ended December 31, 2025, compared to net cash obtained from financing activities of Ps.1,288,113 thousand and used in financing activities of Ps.1,095,692 thousand for the years ended December 31, 2024 and 2023, respectively.

Net cash used in financing activities varied negatively by Ps.2,542,588 thousand for the year ended December 31, 2025 as compared to net cash obtained from financing activities for the year ended December 31, 2024, mainly driven by non-recurring items associated with the 2024 IPO—including the payment of principal and accrued interest on promissory notes and capitalized IPO costs—which did not recur in the current year, and partially offset by higher lease payments resulting from our 574 net new store openings between January 1, 2025 and December 31, 2025 and the opening of four distribution centers.

For information regarding the cash flows obtained from financing activities for the year ended December 31, 2024 compared to the year ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” in our annual report on Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

Capital Expenditures

We make, and expect to continue to make, capital expenditures for store openings, renovation of existing stores and distribution centers, acquisitions of store equipment and transportation equipment, and investments in software.

For the year ending December 31, 2026, we have budgeted capital expenditures of approximately Ps.5,250,000 thousand, including approximately Ps.3,555,000 thousand for opening new stores and approximately Ps.490,000 thousand for opening four new distribution centers, which will be funded through our operating activities.

Our capital expenditures represented 4.5%%, 4.2% and 4.1% of our total revenue in 2025, 2024 and 2023, respectively. Capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to Ps.3,548,943 thousand, Ps.2,435,695 thousand and Ps.1,798,019 thousand, respectively.

We expect to fund our capital expenditures program with a combination of cash flows from operations and additional financing. We cannot assure you that we will generate sufficient cash flow from operations, or that we will have access to external financing sources, to adequately fund such or any future capital expenditures.

Indebtedness

Our indebtedness for borrowed money has in the past consisted of the Promissory Notes and Convertible Notes, which were repaid in full in February 2024 with the proceeds of our IPO. Additionally, we have historically incurred limited amounts of third-party financing for our operations, including supplier financing lines, financial leases of transportation, certain store equipment and a credit facility, which has not been drawn down as of the date hereof.

The table below sets forth selected information regarding our indebtedness corresponding to the Promissory Notes and the Convertible Notes (which were repaid in full in February 2024 with the proceeds of our IPO) as of December 31, 2025, 2024 and 2023.

	As of December 31,
	2025		2024		2023
	(thousands of Ps.)
Senior Promissory Notes
Debt – Related parties	Ps.	—	Ps.	—	Ps.	4,158,458
Debt – Third parties		—		—		20,454
Total	Ps.	—	Ps.	—	Ps.	4,178,912

2017 Junior Promissory Notes
Debt – Related parties	Ps.	—	Ps.	—	Ps.	179,245
Debt – Third parties		—		—		34,142
Total	Ps.	—	Ps.	—	Ps.	213,387

2020 Junior Promissory Notes
Debt – Related parties	Ps.	—	Ps.	—	Ps.	2,749
Debt – Third parties		—		—		15,118
Total	Ps.	—	Ps.	—	Ps.	17,867

Convertible Notes
Debt – Third parties	Ps.	—	Ps.	—	Ps.	380,002
Total	Ps.	—	Ps.	—	Ps.	380,002

C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Given the nature of the business, the Company’s research and development expenses are not meaningful.

Our most important brands, slogans and logos are protected by trademarks in Mexico through registration with the Mexican Industrial Property Institute (Instituto Mexicano de la Propiedad Industrial). Protection of a trademark in Mexico continues for as long as the brand is registered and used. As of December 31, 2025, we had approximately 1,780 owned brand files and registries in Mexico. In addition, within Mexico our licensors register their own brands granting us the right to use them within the territory.

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

Natural disasters and unusual weather conditions (whether or not caused by climate change). The occurrence of one or more natural disasters, such as hurricanes, fires, floods, tornadoes, earthquakes, unusual weather conditions. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries or provide other support functions to our stores and through lost sales. These events also could affect consumer shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, new store or distribution center opening delays, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business and disruption of our utility services or information systems. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage by us or in the market more generally. In the past, hurricanes impacting the coast of the state of Guerrero caused extensive damage and temporary store closures and a reassessment of our growth plan in that region.

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

Information on the judgments made in applying accounting policies that have significant effect on the amounts recognized in our consolidated financial statements are included in Note 4 to our audited consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023.

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

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for further information.

The following table sets forth the current members of our board of directors and their ages as of December 31, 2025.

Name	Age	Position
K. Anthony Hatoum	62	Chairman
Nicole Reich	60	Independent Director
Dennis Stevens	58	Independent Director
Angela Bakker Lee	55	Independent Director
Alexander Fuster	60	Independent Director
Juan Pablo Cappello	58	Independent Director
Sami Khouri	74	Independent Director
Alexis Meffre	50	Director
Stephanie Martinez	49	Independent Director

The business address of our directors is Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560. The following sets forth biographical information for each of the members of our board of directors:

K. Anthony Hatoum. K. Anthony Hatoum is the founder, Chairman of the board of directors and Chief Executive Officer of the Company. Mr. Hatoum began his professional career in J.P. Morgan’s investment banking division in New York and later as a Senior Engagement Manager at McKinsey & Co. in New York. He later joined Merrill Lynch’s global private equity group as a Managing Director where he covered BIM, the Turkish hard-discount food retailer. Mr. Hatoum began his first of a series of entrepreneurial ventures in 1998, and he also co-founded Advantage Card, a leading credit card, consumer finance and loyalty program in Turkey and then went on to co-found E-bebek, a leading retailer of baby products in Turkey and among the first online retailers in Turkey. Mr. Hatoum holds a Bachelor’s Degree in Civil Engineering from Columbia University, a Master’s Degree in Civil Engineering from the Massachusetts Institute of Technology and an MBA from Stanford Graduate School of Business.

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

Executive Officers

Our officers are appointed by the board of directors. The following table sets forth our current executive officers, their titles, their ages and the years with our company as of December 31, 2025.

Officer	Position	Age	Years with our company
K. Anthony Hatoum	Chief Executive Officer	62	21
Eduardo Pizzuto	Chief Financial Officer	55	18
Diego Apalategui	Director of Sales and Operations	49	21
Amparo Martínez	General Counsel	47	<1
Javier Suárez	Director of Human Resources	49	21
Pablo Grattarola	Director of Information Technology	53	2
Alejandro Dávila	Director of Real Estate	48	3
Luis Bermúdez	Director of Purchasing	55	7
David Domene	Director of Purchasing	46	1
José Miguel Fernández	Director of Purchasing	45	<1

The business address of our key executives is Av. Presidente Masaryk 8, Polanco V Sección, Miguel Hidalgo, Mexico City, Mexico 11560. The following sets forth biographical information for each of our key executives:

K. Anthony Hatoum. See “—Board of Directors.”

Eduardo Pizzuto. Eduardo Pizzuto is the Chief Financial Officer of the Company. Mr. Pizzuto has been with the Company since 2007, actively involved in various capacities which include expansion, procurement and operational aspects, while overseeing financial aspects of the business. Before joining the Company, he was chief executive officer at a valve manufacturing company. Mr. Pizzuto has also worked for Nestlé Purina, managing its Wal-Mart Sam’s account in Bentonville, Arkansas, and later serving as the National Sales Manager of Nestlé Purina in Mexico. Mr. Pizzuto holds a Bachelor’s Degree in Industrial Engineering from Universidad Iberoamericana in Mexico and an MBA from Cox School of Business at Southern Methodist University.

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

Amparo Martínez Ruiz. Amparo Martínez is the General Counsel of the Company. Prior to joining the Company in 2025, she served as General Counsel at Grupo Jumex, where she had enterprise-wide responsibility for legal, regulatory, compliance, corporate governance and institutional relations matters. She also served as Corporate Counsel Director for Kellogg Company Mexico. In addition, Ms. Martínez Ruiz spent 21 years in private practice at international and domestic Tier 1 law firms in Mexico, including as Partner and Head of the Competition and Antitrust practice, advising on M&A transactions and complex regulatory matters. Ms. Martínez Ruiz has extensive experience advising Fortune 500 companies and leading industry participants, with a focus on consumer-driven industries. Ms. Martínez Ruiz holds a law degree from Escuela Libre de Derecho, a Master’s in International Legal Practice from IEB/ISDE, and has completed postgraduate studies in negotiation, M&A and financial analysis at Stanford University and Harvard Business School.

Luis Bermúdez. Luis Bermúdez serves as one of the Company's three Directors of Purchasing. Mr. Bermúdez has more than 20 years of international experience in category management and strategic purchasing with a focus on private label assortment building and discount retailing concepts. He began his career at Lidl Discount Spain as a Category Manager and then transitioned to Aldi Discount Spain, where he managed a broad portfolio of providers. Before joining Tiendas 3B in 2018, Mr. Bermúdez served as Import Categories Purchasing Manager for the Saudi Market at Dukan Retailing Discount Company While there, he was involved in the company’s purchasing strategy. Mr. Bermúdez holds a Bachelor’s Degree in Business Administration, with a specialization in Market Research, from the Escuela Superior de Negocios y Marketing in Zaragoza, Spain. He also holds an MBA from ESIC Business & Marketing School in Barcelona, Spain.

David Domene. David Domene joined the Company in 2024 and currently serves as one of the Company's three Directors of Purchasing, a role he assumed in 2025. In this capacity, he leads the company’s procurement strategy, supplier management and commercial execution. Mr. Domene brings extensive international experience in discount retail and strategic sourcing. Before joining Tiendas 3B, he held senior purchasing roles at LIDL, including Purchasing Director for both Lidl Spain and Lidl US, overseeing key categories and supplier partnerships across markets. Earlier in his career he worked as Purchasing Manager at ALDI Spain. Mr. Domene holds a Bachelor's Degree in Business Administration from the Universidad de Valencia (Spain) and the Hochschule Bremen (Germany) with a specialization in International Management.

José Miguel Fernández. José Miguel Fernández joined the Company in 2025 and currently serves as one of the Company's three Directors of Purchasing. In this role, he leads the company’s commercial strategy, procurement, supplier negotiations and category management across its store network. Mr. Fernandez brings extensive senior-level experience in retail and fast-moving consumer goods, with a career spanning more than 16 years at Mercadona — Spain’s leading grocery retailer — where he held multiple executive roles, including Director of Purchasing and member of the Executive Committee for more than 6 years. Mr. Fernandez has also served as Senior Advisor at EY-Parthenon. He holds a B.S. in Technical Engineering from the Universidad de La Rioja, which he completed with a final project at the Université du Québec (Canada), and a B.S. in Engineering from the Universitat Politècnica de València, which he completed with a final project at Sheffield Hallam University (United Kingdom). He also holds an MBA from EDEM Escuela de Empresarios (Valencia).

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

The variable component consists of cash bonuses and awards of options to purchase shares. Cash bonuses are paid to executive officers and members of our management based on previously agreed targets for the business and have been approved by the board of directors each year. Options have been awarded under our Legacy Plan and Post-IPO Equity Incentive Plan, as discussed below.

For the year ended December 31, 2025, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was Ps.2,929,645 thousand, which includes both share-based payments and cash compensation. For information on shares and outstanding options beneficially owned by our directors, including as part of compensation, see “Item 7. Major Shareholders and Related Party Transactions–A. Major Shareholders.”

Legacy Plan

We have a Non-Qualified Stock Option Plan, dated as of July 15, 2004 (as amended) (the “Legacy Plan” or the "2004 Option Plan") pursuant to which we have granted options to purchase Class C common shares of the Company to certain employees, directors and other service providers of the Company and its subsidiaries. The share options are generally subject to time-based vesting requirements and generally vest over a five-year period, with 25% of the share options vesting at the end of each of the second, third, fourth and fifth calendar year following the calendar year in which they were granted (subject to continued employment and service requirements) (the “Common Options”). In connection with our IPO, our board of directors agreed to accelerate the vesting of all Common Options that were issued during or prior to December 2020 to the extent that such Common Options were outstanding and unvested as of immediately prior to the closing of our IPO.

We have also issued certain exit options under the Legacy Plan to senior management and to current and former members of the board of directors. They are identical in terms to the Common Options granted under the Legacy Plan, except that they vest immediately upon the occurrence of a liquidity event, such as an initial public offering by the Company (the “Exit Options” and, together with the Common Options, the “Stock Options”). Accordingly, all of the Exit Options vested upon our IPO. Share numbers presented in this section were calculated after giving effect to a 3-for-1 share split carried out in connection with our IPO.

The maximum number of Class C common shares that were issuable under the Legacy Plan was 45,000,000 Class C common shares, subject to adjustment in accordance with the terms of the Legacy Plan.

As of December 31, 2025, a total of 37,745,312 Class C common shares are issuable upon the exercise of Stock Options granted under our Legacy Plan, of which 30,824,335 Class C common shares correspond to Common Options and 6,920,977 correspond to Exit Options. Of the 30,824,335 Class C common shares corresponding to Common Options, 22,065,176 correspond to Stock Options that are fully vested (including the Common Options for which vesting was accelerated). All of our Exit Options are vested as of the date hereof.

The table below sets forth the number of Class C common shares issuable upon the exercise of Common Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common shares subject to Common Options (considering the 3-for-1 share split effected in connection with our IPO).

	Number of Class C common shares subject to Common Options
		2025		2024		2023
Outstanding as of January 1st		33,498,750		34,991,250		29,366,250
Granted during the year		—		—		6,270,000
Exercised during the year		(2,093,449)		—		—
Cancelled during the year		(93,466)		—		—
Forfeited during the year		(487,500)		(1,492,500)		(645,000)
Outstanding as of December 31st		30,824,335		33,498,750		34,991,250
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	6.25	US$	5.98	US$	6.02

During 2025 and until December 31, 2025, a total of 2,093,449 Class C common shares subject to Common Options were exercised (considering the 3-for-1 share split effected in connection with our IPO), and 93,466 were cancelled due to a net settlement of the exercised options. Thus, the Class C common shares issuable upon the exercise of Common Options as of the date of this annual report are 30,824,335.

The table below sets forth the number of Class C common shares issuable upon the exercise of Exit Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common shares subject to Exit Options (considering the 3-for-1 share split effected in connection with our IPO).

	Number of Class C common shares subject to Exit Options
		2025		2024		2023
Outstanding as of January 1st		7,444,974		7,444,974		7,064,982
Granted during the year		—		—		379,992
Exercised during the year		(472,604)		—		—
Cancelled during the year		(51,393)		—		—
Outstanding as of December 31st		6,920,977		7,444,974		7,444,974
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	3.47	US$	3.43	US$	3.43

During 2025 and until December 31, 2025, a total of 472,604 Class C common shares subject to Exit Options were exercised (considering the 3-for-1 share split effected in connection with our IPO), and 51,393 were cancelled due to a net settlement of the exercised options. Thus, the Class C common shares issuable upon the exercise of Exit Options granted as of such date were 6,920,977.

The Stock Options issued under the Legacy Plan are governed by the terms of the Legacy Plan, and the Common Options (to the extent unvested) will continue to vest on the same terms and conditions that originally applied to such Common Options. No additional Stock Options have been or will be granted under the Legacy Plan after our IPO. Since the Class C common shares were subject to restrictions on sale for a period of 180 days after the date of the prospectus relating to our IPO, and are subject to additional restrictions for a further 24 months following such 180-day period, our board determined that any vested Stock Options issued under the Legacy Plan cannot be exercised until the earliest to occur of (1) the conversion of Class C common shares pursuant to the initial exercise of registration rights under our memorandum and articles of association, (2) July 8, 2026, (3) upon and in connection with any business combination or offer to acquire the Company that would represent a change in control of the Company, which will result in the automatic acceleration of all vested options, and (4) the conversion of Class C common shares into Class A common shares upon the affirmative vote of holders representing at least 75% of the votes of the Class B common shares and Class C common shares voting as a single class (provided that such conversion does not take place within 18 months of the date of the prospectus relating to our IPO).

Liquidity Event Shares

Our board of directors adopted a plan in 2023 pursuant to which certain members of senior management and Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, would become eligible to receive incremental equity compensation upon consummation of our IPO, subject to certain targets of enterprise valuation being met (the “Liquidity Event Share Plan”). The board of directors approved 7,500,000 RSUs each equal to one Class C common share to be allocated by the Company’s CEO among Bolton Partners Ltd. and his direct reports. On June 24, 2025, our board formally granted the 7,500,000 RSUs to the plan’s participants and our board of directors also determined it was in the best interest of the Company primarily in relation to talent retention to subject the award to 12 quarterly vestings over a three-year period. As of December 31, 2025, 1,875,000 Class C common shares are fully vested.

Bolton Share Allocation

Pursuant to the terms of the 2004 shareholders’ agreement as in effect prior to our IPO, Bolton Partners Ltd., a vehicle affiliated with Mr. Hatoum, was entitled to receive Class C common shares of the Company following the consummation of our IPO (the “Bolton Partners Share Allocation”). 4,224,960 Class C shares were allocated to Bolton Partners and are subject to delayed delivery.

2024 Post-IPO Equity Incentive Plan

Our board of directors has adopted, and our shareholders have approved, an equity incentive plan (the “Post-IPO Equity Incentive Plan”) prior to the completion of our IPO, in order to provide a means through which to attract, retain and motivate key personnel. Awards under the Post-IPO Equity Incentive Plan may be granted to any (i) individual employed by the Company or its subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement); (ii) director of the Company or its subsidiaries; or (iii) consultant or advisor to the Company or its subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The Post-IPO Equity Incentive Plan will be administered by the Compensation Committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors.

Under the Post-IPO Equity Incentive Plan, 8,400,000 Class A common shares were initially reserved for issuance. Each award granted under the Post-IPO Equity Incentive Plan will reduce the plan share reserve by the number of common shares underlying the award. Notwithstanding the foregoing, the plan share reserve shall be automatically increased on the first day of each fiscal year following the fiscal year ended December 31, 2024 by a number of common shares equal to the lesser of (i) 2.0% of all outstanding common shares on the last day of the immediately preceding fiscal year, and (ii) the number of common shares as may be determined by our board of directors. However, in the third quarter of 2025, our board of directors resolved that the number of Class A common shares to be added to the share plan reserve would be zero for the fiscal year starting January 1, 2026, such that the plan share reserve will not increase on such date from the plan share reserve available on December 31, 2025.

All awards granted under the Post-IPO Equity Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the Compensation Committee. Awards available for grant under the Post-IPO Equity Incentive Plan include non-qualified stock options and incentive stock options, restricted common shares, restricted stock units, other equity-based awards tied to the value of our Class A common shares, and cash-based awards.

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

Our board of directors of directors may amend, alter, suspend, discontinue, or terminate the Post-IPO Equity Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance or termination may be made without shareholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the Post-IPO Equity Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the Post-IPO Equity Incentive Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

All awards granted under the Post-IPO Equity Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law.

As of December 31, 2025, a total of 4,090,000 Class A common shares are issuable upon the exercise of stock options granted under our Post-IPO Equity Incentive Plan, of which 347,500 Class A common shares correspond to Stock Options that are fully vested. These stock options vest over four years, with 25.0% vesting at the end of each of the first, second, third and fourth anniversary of the grant date. The exercise price will be the closing price of our Class A common shares on the grant date. The table below sets forth the number of Class A common shares issuable upon the exercise of stock options granted per year and the weighted average strike price.

		2025		2024
Outstanding as of January 1st		1,310,000		—
Granted during the year		2,860,000		1,310,000
Forfeited during the year		(80,000)		—
Outstanding as of December 31st		4,090,000		1,310,000
Exercisable as of December 31st		—		—
Weighted average strike price	US$	32.90	US$	29.09

Our board of directors also approved the award of RSUs under the Post-IPO Equity Incentive Plan each equal to one Class A common share, all of which have been granted to senior management and certain members of the Board as a compensation bonus. As of December 31, 2025, out of the 1,126,000 RSUs granted, 93,333 RSUs had vested, 846,000 RSUs are subject to cliff-vesting over a one-year period and the remaining 280,000 RSUs vest over the following three years. The table below set forth the number of RSUs granted per year.

	2025	2024
Outstanding as of January 1st	585,000	—
Granted during the year	541,000	585,000
Forfeited during the year	—	—
Vested RSUs during the year	(93,333)	—
Outstanding as of December 31st	1,032,667	585,000

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
•
reviewing, in conjunction with the Chief Executive Officer and Chief Financial Officer of the Company, the Company’s disclosure controls and procedures and internal control over financial reporting;
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

Compensation Committee

The Compensation Committee is comprised Ms. Reich, Mr. Khouri and Mr. Fuster. The Compensation Committee is responsible for assessing and providing recommendations to the board of directors in relation to salaries and compensation packages of executive officers of the Company, and for administering the Legacy Plan and Post-IPO Equity Incentive Plan. Our Compensation Committee charter is available on our investor relations website at https://www.investorstiendas3b.com/.

ESG Committee

Until the date of the Company's first annual general meeting on April 29, 2025, the ESG Committee had been comprised of former directors of the Company, who decided not to seek re-election as Class I directors of the Company, it is intended that the ESG Committee be reconstituted in the near future. The ESG Committee will be responsible for reviewing the development of the Company’s sustainability strategy, as well as monitoring its implementation and progress.

Code of Ethics

On January 28, 2024 we adopted a revised Code of Business Conducts and Ethics, which applies to all of our directors, officers and employees and is publicly available on our website. We intend to disclose future amendments to, or waivers of, our code of ethics on the same page of our investor relations website.

Service Contracts

None of the members of our Board of Directors have entered into service contracts with us or any of our subsidiaries providing for benefits upon termination of employment.

D.
EMPLOYEES

Human Capital and Our Culture

At the heart of our corporate culture are our core values: trustworthiness, honesty, and modesty. We view these values as central to our past success and future aspirations. We strive to instill these values in all our employees and suppliers to improve the communities where we operate. As of December 31, 2025, of our 29,202 employees, 5,638 were employed in our warehouses and distribution centers, 23,062 were employed at our stores and 502 were employed in our corporate offices. We endeavor to provide competitive compensation and benefits that attract and retain top-tier talent and are committed to promoting diversity among our teams through an inclusive culture that seeks to integrate people from different parts of the world that enrich and support efforts to meet business objectives.

We prioritize continuous learning and development for our employees. In 2018, we introduced “University 3B” ("U3B" or “Universidad 3B”), which supports onboarding, role-based certifications and training programs. Through U3B, employees are automatically enrolled in mandatory training aligned to their job title, ensuring consistency, compliance and rapid integration of new personnel into our operating model. Universidad 3B offers over 100 learning modules, from theoretical insights to practical applications, covering key areas such as our business model, process protocols, safety guidelines, exclusive brand knowledge and role-specific certifications. This platform enables scalable, standardized learning while reinforcing our culture of operational excellence.

In order to cultivate leadership, we have developed a specialized program to accelerate the growth of key-talent within our organization. During this 78-hour program, we focus on key leadership and managerial capabilities, including team supervision, management decision-making, information management and analytical skills. This initiative has led to the promotion of at least 81 employees to managerial positions in the two years prior to December 31, 2025.

We champion career growth with a hands-on evaluation program, designed to propel employees’ career trajectories within the company. A key initiative of our training and employee development is our performance review process. Our digitalized process allows us to measure key employee metrics and competencies based on each employee’s position.

Employee growth and retention are at the forefront of our strategies. We diligently track metrics like applications, staffing, turnover, and internal promotions. Our comprehensive career plans coupled with a meritocratic advancement model, offer multidisciplinary career growth opportunities. During 2025, we promoted 5,631 of our employees, reflecting our commitment to career development and growth within our organization.

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

E.
SHARE OWNERSHIP

The shares and any outstanding options beneficially owned by our directors and officers and/or entities affiliated with these individuals are disclosed in “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

F.
DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.
MAJOR SHAREHOLDERS

The table below contains information regarding the beneficial ownership of our equity securities as of March 31, 2026.

The percentages of beneficial ownership in the table below are calculated on the basis of the following numbers of shares outstanding as of March 31, 2026: 62,638,441 Class A common shares, 5,200,000 Class B common shares and 50,018,697 Class C common shares outstanding.

Common shares subject to options, warrants or rights that were exercisable at March 31, 2026 or that will be exercisable within 60 days of the date of this report, are considered to be outstanding and beneficially owned by the person who holds such options, warrants or rights for purposes of computing that person’s common share ownership, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. As a result, the table below does not reflect: 37,745,312 Class C common shares issuable upon the exercise of options granted under our Legacy Plan; 3,742,500 stock options each exercisable for one Class A common share under the Post-IPO Equity Incentive Plan; 535,667 RSUs under the Post-IPO Equity Incentive Plan that remain unvested; 5,000,000 RSUs each equal to one Class C common share under the Liquidity Event Share Plan that remain unvested; and 4,224,960 Class C common shares under the Bolton Share Allocation subject to delayed delivery. See “Item 6. Directors, Senior Management and Employees—B. Compensation” for further information regarding our equity incentive plans and awards.

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

		Common Shares Beneficially Owned(1)						Total Voting Power(2)
		Class A		Class B		Class C
		Shares	%	Shares	%	Shares	%	%
Directors and Executive Officers	(3)
K. Anthony Hatoum	(4)	*	*	5,200,000	100%	7,862,287	15.7%	45.2%
Nicole Reich de Polignac		—	—	—	—	—	—	—
Dennis Stevens		*	*	—	—	—	—	*
Angela Bakker Lee		*	*	—	—	—	—	*
Alexander Fuster		*	*	—	—	—	—	*
Juan Pablo Cappello		*	*	—	—	—	—	*
Sami Khouri	(5)	*	*	—	—	3,719,648	7.4%	2.0%
Alexis Meffre	(6)	—	—	—	—	—	—	—
Stephanie Martinez		—	—	—	—	—	—	—
Eduardo Pizzuto		*	*	—	—	*	*	*
Diego Apalategui		*	*	—	—	*	*	*
Luis Bermúdez		—	—	—	—	—	—	—
Javier Suárez		*	*	—	—	—	—	*
Pablo Grattarola		*	*	—	—	—	—	—
Alejandro Dávila		*	*	—	—	—	—	*
David Domene		*	*	—	—	—	—	*
Amparo Martínez		—	—	—	—	—	—	—
José Miguel Fernández		—	—	—	—	—	—	—
All directors and executive officers as a group (18 persons)		643,111	1.0%	5,200,000	100%	12,059,315	24.1%	47.6%

5% Shareholders(14)
Quilvest Capital Partners SA	(7)	—	—	—	—	11,497,910	23.0%	6.0%
Capital International Investors	(8)	5,384,001	8.6%	—	—	—	—	2.8%
Capital Research Global Investors	(9)	5,357,086	8.6%	—	—	—	—	2.8%
GIC Private Ltd.	(10)	5,807,487	9.3%	—	—	—	—	3.0%
Wasatch Avisors LP	(11)	3,409,281	5.4%	—	—	—	—	1.8%
Orbis Investment Management Ltd	(12)	3,288,723	5.3%	—	—	—	—	1.7%
FMR LLC	(13)	3,494,773	5.6%	—	—	—	—	1.8%

* Indicates beneficial ownership of less than 1% of the class of common shares.

(1)
The column “Common Shares Beneficially Owned” reflects securities beneficially owned as of March 31, 2026.
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
(4)
Bolton Partners Ltd., an investment vehicle of which Mr. Hatoum and his immediate family members (directly or through irrevocable trusts for the benefit of family members) hold all of the beneficial ownership interests, owns 5,200,000 Class B common shares and 7,862,287 Class C common shares, in respect of which Mr. Hatoum may be deemed to have voting and dispositive power.

However, the table above and the foregoing ownership information do not include the following shares that are or will be held by directly or indirectly by Mr. Hatoum through Bolton Partners Ltd: (i) 8,550,000 Class C common shares issuable upon exercise of Stock Options granted under our 2004 Option Plan (including unvested and vested but currently unexercisable Stock Options); (ii) 4,066,667 Class C common shares under the Liquidity Event Share Plan that remain unvested as of March 31, 2026; (iii) 4,224,960 Class C common shares under the Bolton Partners Share Allocation but subject to delayed delivery, and (iv) 356,666 Class A common shares issuable upon exercise of stock options or RSUs granted under our Post-IPO Equity Incentive Plan (all of which are unvested). See “Item 6. Directors, Senior Management and Employees–B. Compensation—2004 Option Plan,” “Item 6.

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
(6)
Mr. Alexis Meffre is a Partner at Quilvest Capital Partners.
(7)
The business address for Quilvest Capital Partners SA is 9 allee Scheffer, L-2520 Luxembourg Citizenship: Luxembourg. Quilvest Capital Partners and its affiliates beneficially own shares through a series of investment vehicles including QS 3B Aggregator Inc. Mr. Meffre is a Partner at Quilvest Capital Partners and disclaims beneficial ownership of Class A common shares and Class C common shares held by vehicles managed by Quilvest Capital Partners.
(8)
Based solely on a Schedule 13G filed by Capital International Investors on February 12, 2026. Capital International Investors (“CII”) is a division of Capital Research and Management Company (“CRMC”), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”). CII’s divisions of each of the investment management entities collectively provide investment management services under the name “Capital International Investors.” The business address for Capital International Investors is 333 South Hope Street, 55th Floor, Los Angeles, California, United States 90071.
(9)
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
(10)
Based solely on a Schedule 13G filed by GIC Private Ltd. on July 31, 2025. The business address for GIC Private Ltd. is 168 Robinson Road #37-01 Capital Tower Singapore 068912.
(11)
Based solely on a Schedule 13G filed by Wasatch Advisors LP on February 11, 2026. The business address for Wasatch Advisors LP is 505 Wakara Way, 3rd Floor, Salt Lake City, 84108, United States.
(12)
Based solely on a Schedule 13G filed jointly by Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd on February 17, 2026. Notwithstanding that the Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd filed jointly, neither one represents that it is a member of a group for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Each of Orbis Investment Management Ltd and Allan Gray Australia Pty Ltd disclaims beneficial ownership of any of the shares owned by the entity with which it files jointly. The business address for Orbis Investment Management Ltd is Orbis House, 25 Front Street, Hamilton, Bermuda HM11. The business address for Allan Gray Australia Pty Ltd is Level 2, Challis House, 4 Martin Place, Sydney NSW2000, Australia.
(13)
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
(14)
Based solely on a review of filings made pursuant to Section 13(d) and Section 13(g) of the Exchange Act and other publicly available information, Gilder Gagnon Howe & Co LLC and Morgan Stanley are no longer believed to beneficially own more than 5% of the Company’s Class A shares and therefore are not included in this table.
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

Promissory Notes and Convertible Notes. As part of our financing strategy prior to our IPO, we incurred indebtedness pursuant to the Promissory Notes and Convertible Notes. The Promissory Notes were held mostly by related parties, including certain of our shareholders and certain of our executive officers. Proceeds from our IPO were used to pay the Promissory Notes in full. The table below sets forth the amounts that were owed to related parties under the Promissory Notes (including principal and accrued interest) as of just before our IPO. See “Item 5. Operating and Financial Review and Prospects–B. Liquidity and Capital Resources” for additional information about the terms of the Promissory Notes.

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

Amounts Outstanding As of December 31, 2023
(thousands of Ps.)
Senior Promissory Notes
Quilvest Capital Partners(1)	1,162,319
BBB Investment Group	136,508
Sami Khouri(2)	101,602
Other shareholders*	191,573
Executive officers**	448
2017 Junior Promissory Notes
Mexico Offshore, S.A.L.	10,134
Other shareholders*	13,512
Executive officers and close family members	45,603
Other related party	1,689
2020 Junior Promissory Notes
Other Shareholders*	1,689
Total	1,665,077

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

Agreements with our Directors and Executive Directors

Certain of our executive officers have entered into employment agreements with us. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Agreements with our Executive Officers.” As part of our retention strategy, certain of our executive officers agreed to defer the payment of certain accrued bonuses. For the year ended December 31, 2025, deferred bonus payable to our executive officers was zero. None of our directors have entered into service agreements with us.

Registration Rights

Holders of our Class B common shares and Class C common shares are entitled to certain registration rights. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for more information.

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

As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of their respective jurisdictions of incorporation (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our subsidiaries. See “Item 3. Key Information–D. Risk Factors—Risks Related to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.” In 2024 and in 2025, we did not declare or pay any dividends.

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
•
in addition to restrictions on sales and dispositions in our memorandum and articles of association, the holders of the Class B common shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class B common shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto), for a period that commenced on the date of expiry of the 180-day initial lock-up period following our IPO and will end 24 months after such date (the “Liquidity Lock-Up Period”), except for certain permitted transfers described in our memorandum and articles of association, including:
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

Lock-up Provisions of Our Memorandum and Articles of Association

In addition to restrictions on sales and dispositions relating to our IPO described in our memorandum and articles of association, the Liquidity Lock-Up Period is in force for a period commenced on the date of expiry of the 180-day initial lock-up period and ending 24 months after such date, during which the holders of Class B common shares and Class C common shares may not directly or indirectly offer, sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any Class B common shares or Class C common shares (or grant or enter into any option, warrant, convertible security, hedging arrangement or other transaction relating thereto), except for certain permitted transfers described in our memorandum and articles of association.

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
•
only the board of directors may convene an annual meeting. The first annual meeting following our IPO took place on April 29, 2025; an annual meeting shall be held in each future calendar year. All annual meetings shall be held at such date, time and place, either within or outside the British Virgin Islands, and may be held virtually, as shall be determined from time to time by the board of directors. The business of an annual meeting shall be the election and re-election of directors for those board seats whose terms expire at such meeting and any other items of business proposed by the board of directors and/or otherwise duly proposed by eligible shareholders in accordance with our memorandum and articles of association;
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

Our next annual meeting is expected to take place on or about April 29, 2026.

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

Directors. The directors are divided into three classes designated Class I, Class II and Class III. Each director shall serve for a term ending on the date of the third annual general meeting of the shareholders following the annual general meeting of the shareholders at which such director was elected and subject to the provisions of our memorandum and articles of association, and being understood that for the first designation, directors designated as Class I directors are serving for a term ending on the date of the fourth general meeting of shareholders following our IPO, directors initially designated as Class II directors are serving for a term ending on the second annual general meeting of shareholders following our IPO, and directors initially designated as Class III directors are serving for a term ending on the date of the third annual general meeting of the shareholders following our IPO. There is nothing under the laws of the British Virgin Islands which specifically prohibits or restricts the creation of cumulative voting rights for the election of our directors. However, our memorandum and articles of association do not provide for cumulative voting for such elections.

Our memorandum and articles of association provide that, subject to any rights of holders of preferred shares to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. Our memorandum and articles of association also provide that, subject to the rights granted to one or more series of preferred shares then outstanding, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum.

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

Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. For these purposes, a foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our Class A common shares, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our Class A common shares to non-corporate U.S. Holders will be potentially eligible for these reduced tax rates. However, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a PFIC (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Distributions of Class A common shares or rights to subscribe for Class A common shares that are received as part of a pro rata distribution to all of our shareholders (and for which the shareholders do not have a right to receive cash or other property instead) generally will not be subject to U.S. federal income tax.

Taxation of Sales or Exchanges

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of Class A common shares in an amount equal to the difference between the amount realized for the Class A common shares and your tax basis in the Class A common shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the Class A common shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of our Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 on the last day of the taxable year or US$75,000 at any time during the taxable year (or in some circumstances, a higher threshold) may be required to report information relating to such assets with their tax returns. “Specified foreign financial assets” generally include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Significant penalties may apply for failing to satisfy this filing requirement. You are urged to consult your own tax advisors regarding information reporting requirements relating to your ownership of the Class A common shares.

F.
DIVIDENDS AND PAYING AGENTS

Not applicable.

G.
STATEMENT BY EXPERTS

Not applicable.

H.
DOCUMENTS ON DISPLAY

We are required to file or furnish reports and other information with the SEC under the Exchange Act and regulations under that act. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the form and content of proxy statements.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk and credit risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. See Note 5 to our consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 included elsewhere herein, for further discussion of our exposure to these risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.
DEBT SECURITIES

Not applicable.

B.
WARRANTS AND RIGHTS

Not applicable.

C.
OTHER SECURITIES

Not applicable.

D.
AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

In connection with the preparation of our IFRS financial statements, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer, have concluded that, as a result of the material weaknesses, as described under “Item 15. Controls and Procedures–B. Management's Annual Report on Internal Control over Financial Reporting,” our disclosure controls and procedures were not effective as of December 31, 2025.

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

As of December 31, 2025, our management assessed the effectiveness of our internal control over financial reporting based on the criteria of Internal Control - Integrated Framework, issued by COSO in 2013. Based upon its review and evaluation, we concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was not effective because we did not design and maintain (i) an effective risk assessment process to identify and analyze the risk of material misstatements in its financial statements, including fraud risks, and (ii) effective monitoring activities to provide sufficient management oversight over the internal control evaluation process to support the company’s internal control objectives by (a) undertaking ongoing evaluations conducted by either company personnel or outside advisors, and (b) assessing and communicating the severity of deficiencies in a timely manner to those parties responsible for taking corrective action. These material weaknesses contributed to additional material weaknesses, as we did not design and maintain effective controls over (a) program change management controls to ensure that information technology program and data changes affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately, and (b) general user access controls over information systems relevant to the preparation of the consolidated financial statements to determine that user and privileged access to financial applications, programs, and data are adequately restricted to appropriate company personnel.

C.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers, S.C., an independent registered public accounting firm, as stated in their report, which appears herein. See page F-3 of our audited consolidated financial statements.

D.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than as disclosed below, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially effect, our internal control over financial reporting.

Remediation activities and plans

During 2025, we made significant progress in our efforts to remediate the deficiencies in internal control over financial reporting identified in 2024. The Company devoted substantial time and resources to strengthening its control environment and enhancing the overall effectiveness and sustainability of its financial reporting processes.

Remediation actions undertaken during 2025 included:

(i)
the implementation of a new, upgraded and more reliable accounting system designed to enhance automation, improve the accuracy of financial reporting, and strengthen segregation of duties controls;
(ii)
Enhancing our completion of the formal documentation of key financial reporting processes, including detailed flowcharts and control narratives. In addition, management improved supporting documentation standards, and strengthening training programs related to IFRS, SEC regulations, the Sarbanes-Oxley Act, and the COSO Internal Control – Integrated Framework.
(iii)
significantly reducing, and where appropriate eliminating, the Company’s reliance on external advisors for the preparation of its financial statements, thereby reinforcing internal ownership and accountability.

As a result of these efforts, we believe that the Company’s internal control environment has been substantially strengthened and that meaningful improvements have been achieved in the design and execution of key controls. Nevertheless, we have determined that the material weaknesses first identified on December 31, 2024 were still in the process of being remediated.

We have developed and initiated the execution of a comprehensive remediation plan designed to address the root causes of most of the control deficiencies and strengthen the control environment. This plan was formally submitted for approval at our most recent audit committee, and progress of the remediation plan will be periodically monitored by Management and reported to the Audit Committee on a quarterly basis. We believe that the timely and effective execution of this plan will allow us to remediate the identified control deficiencies and strengthen the ICFR framework, reducing the risk of material misstatements in future periods.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the kinds of fees paid to our external auditors:

	For the year ended December 31,
	2025	2024
	(thousands of Ps.)
Audit fees (1)	29,724	23,480
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees (4)	—	—
Total	29,724	23,480

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE COMPANY AND AFFILIATED PURCHASERS

During the fiscal year ended December 31, 2025, no purchases of our equity securities were made on behalf of the Company or any affiliated purchaser.

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

		BVI law does not require a company to have an audit committee.	Our board of directors has established an audit committee that complies with SEC Rule 10A-3 independence requirements, but members may not meet other general NYSE independence standards.

Requirement	NYSE Requirement for US Listed Companies	BVI Law	Our Practice
Internal Audit Function	Company must have an internal audit function. This function may be performed by a third party.	BVI law does not require a company to have an internal audit function.	We do not have an internal audit function.

Compensation of Executive Officers	Company must have a compensation committee consisting solely of independent directors. Must satisfy the additional independence requirements specific to compensation committee membership.	BVI law does not require a company to have an independent compensation committee.	The board of directors has established a compensation committee, but members may not meet NYSE independence standards.

Nomination of Directors	Company must have a nominating committee consisting solely of independent directors.	BVI law does not require a company to have an independent nominating committee.	We do not have a nominating committee.

Corporate Governance Guidelines	Company must adopt and disclose corporate governance guidelines	BVI law does not require a company to adopt and disclose corporate governance guidelines.	We do not have corporate governance guidelines.

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

Our Committee on Information Security and Technological Risk (COSIRT) monitors our cybersecurity and manages any potential issues. Members of the COSIRT include our CISO, our sub-director of IT development, our infrastructure manager, our helpdesk manager, and our sub-director of IT products and projects. The COSIRT meets weekly to review, analyze, and follow up on the execution of our strategy. Monthly meetings include our Director of Information Technology. Relevant information from the COSIRT meetings is brought up by our Director of Information Technology to our CEO. Board level cybersecurity matters are brought up by the CEO to the Board in our regular Board meetings. If any material issue related to cybersecurity occurs, it triggers a special Board meeting.

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
1.1

Amended and restated Bylaws of the registrant dated as of February 8, 2024 (incorporated by reference to Exhibit 1.1 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))

2.1

Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.1 to BBB Foods Inc.’s annual report on Form 20-F filed on April 30, 2024 (File No. 001-41954))

4.1

BBB Foods Inc. Post-IPO Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the registrant's registration statement on Form S-8 (File No. 333-277388) filed with the SEC on February 27, 2024)

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

BBB Foods Inc.
(Registrant)

/s/ K. Anthony Hatoum
(Signature)

/s/ Eduardo Pizzuto Espinosa
(Signature)

Date: April 2, 2026

BBB Foods Inc. and subsidiaries

Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

BBB Foods Inc. and subsidiaries

Index

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
BBB Foods Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of BBB Foods Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of profit or loss, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because material weaknesses in internal control over financial reporting existed as of that date related to (i) an ineffective risk assessment process to identify and analyze the risk of material misstatements in its financial statements, including fraud risks, (ii) ineffective monitoring activities to provide sufficient management oversight over the internal control evaluation process to support the company’s internal control objectives, (iii) ineffective controls over program change management controls to determine that information technology program and data changes are identified, tested, authorized and implemented appropriately, and (iv) ineffective controls over general user access controls over information systems relevant to the preparation of the consolidated financial statements to determine that user and privileged access are adequately restricted to appropriate company personnel.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses referred to above are described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered these material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Accounting for Share-based Payments

As described in Notes 3.23, 4.4 and 22 to the consolidated financial statements, on April 29, and December 9, 2025, the Company’s Board of directors approved granting an aggregate amount of 2,860,000 stock options, under the Company’s Equity Incentive Plan. These stock options vest over four years, with 25% vesting at the end of each of the first, second, third and fourth anniversaries of the grant date. The exercise price is US$26.74 and US$34.79 per share (the closing price of the Company’s Class A shares on the grant dates). For the measurement of the fair value of share-based payment transactions, management used a binomial tree valuation model, which depends on certain inputs, including the grant date, the vesting period, the expected life of the share option or appreciation right, and volatility, and making assumptions about the latter two.

The principal considerations for our determination that performing procedures relating to accounting for share-based payments is a critical audit matter are (i) the significant judgment applied by management when developing the fair value estimate of the share-based payments; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions described in the preceding paragraph; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the accounting of share-based payments. These procedures also included, among others the involvement of professionals with specialized skill and knowledge to assist in (a) evaluating the appropriateness of using the binomial tree valuation model; and (b) developing an independent estimate of the fair value of share-based payments by considering (i) the grant date, vesting period, multiples, and number of options granted in the Equity Incentive Plan, (ii) the volatility of the stock price of comparable companies, (iii) the expected life of the share option or appreciation right, and (iv) utilizing public information related to the market price of the Company’s Class A shares and the risk-free rate, and (c) comparing the independent estimate to management’s estimate to evaluate its reasonableness.

/s/PricewaterhouseCoopers, S. C.

/s/José Luis Guzmán Ortiz
Mexico City, Mexico

April 2, 2026

We have served as the Company's auditor since 2005.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

Thousands of Mexican Pesos (Ps.)

	As of December 31,
	2025		2024
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 6)	Ps.	1,427,248	Ps.	1,447,166
Short-term bank deposits (Note 7)		2,711,422		3,058,691
Sundry debtors - Net (Note 19)		125,033		95,058
VAT and other taxes receivable		1,172,101		843,926
Advanced payments		72,927		70,925
Inventories (Note 9)		4,217,417		3,038,373
Total current assets	Ps.	9,726,148	Ps.	8,554,139
NON-CURRENT ASSETS:
Guarantee deposits		109,096		72,652
VAT receivable		333,607		174,936
Property, furniture, equipment, and lease-hold improvements – Net (Note 10)		9,348,874		6,455,625
Right-of-use assets – Net (Note 11)		10,305,131		7,028,346
Intangible assets – Net		27,819		6,790
Deferred income tax (Note 18)		675,504		484,325
Total non-current assets	Ps.	20,800,031	Ps.	14,222,674
Total assets	Ps.	30,526,179	Ps.	22,776,813

Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Suppliers		11,428,037		8,835,875
Accounts payable and accrued expenses		536,792		341,828
Income tax payable		41,624		74,642
Bonus payable to related parties (Note 13)		102,988		58,702
Short-term debt (Note 14)		2,107,044		926,765
Lease liabilities (Note 16)		1,118,382		750,127
Employees’ statutory profit sharing payable		267,423		199,477
Total current liabilities	Ps.	15,602,290	Ps.	11,187,416
NON-CURRENT LIABILITIES:
Long-term debt (Note 14)		141,907		106,693
Lease liabilities (Note 16)		10,612,062		7,415,363
Employee benefits		44,487		32,559
Total non-current liabilities	Ps.	10,798,456	Ps.	7,554,615
Total liabilities	Ps.	26,400,746	Ps.	18,742,031
STOCKHOLDERS' EQUITY:
Capital stock (Note 17)		9,325,356		8,283,347
Reserve for share-based payments (Note 22)		3,263,057		1,374,844
Cumulative losses		(8,462,980)		(5,623,409)
Total stockholders’ equity	Ps.	4,125,433	Ps.	4,034,782
Total liabilities and stockholders’ equity	Ps.	30,526,179	Ps.	22,776,813

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Profit or Loss

For the years ended December 31, 2025, 2024 and 2023

Thousands of Mexican Pesos (Ps.), except for number of shares and earnings (loss) per share

	For the year ended December 31,
	2025		2024		2023
Sales of merchandise (Note 23)	Ps.	78,044,107	Ps.	57,333,327	Ps.	43,987,803
Sales of recyclables		108,836		105,692		90,656
Total revenue		78,152,943		57,439,019		44,078,459
Cost of sales (Note 19)		(65,509,469)		(48,062,913)		(37,038,542)
Gross profit		12,643,474		9,376,106		7,039,917

Sales expenses (Note 19)		(8,122,907)		(6,121,566)		(4,822,912)
Administrative expenses (Note 19)		(5,094,478)		(1,987,075)		(1,386,929)
Other (expense) income - Net		(101,319)		61,044		(36,213)
Operating (loss) profit		(675,230)		1,328,509		793,863

Financial income (Note 20)		172,674		155,863		26,069
Financial costs (Note 20)		(1,508,313)		(1,257,254)		(1,527,107)
Exchange rate fluctuation (loss) gain - Net (Note 20)		(384,951)		490,428		606,270
Financial costs – Net		(1,720,590)		(610,963)		(894,768)
(Loss) profit before income tax		(2,395,820)		717,546		(100,905)
Income tax expense (Note 18)		(443,751)		(383,124)		(205,248)
Consolidated net profit (loss) for the year	Ps.	(2,839,571)	Ps.	334,422	Ps.	(306,153)

Consolidated net loss available to Class A shares		—		—	Ps.	(306,153)
Weighted average Class A shares		—		—		12,000,000
Basic and diluted loss per Class A share (Note 21)	Ps.	—	Ps.	—	Ps.	(25.51)
Consolidated net income available to common stockholders (basic)	Ps.	(2,839,571)	Ps.	334,422	Ps.	—
Weighted average common shares		115,022,874		109,203,573		—
Basic (losses) earnings per common share (Note 21)	Ps.	(24.69)	Ps.	3.06	Ps.	—
Consolidated net income available to common stockholders (diluted)	Ps.	(2,839,571)	Ps.	334,830	Ps.
Diluted weighted average common shares		115,022,874		139,606,695		—
Diluted (losses) earnings per common share (Note 21)	Ps.	(24.69)	Ps.	2.40	Ps.	—

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

For the years ended December 31, 2025, 2024 and 2023

Thousands of Mexican Pesos (Ps.)

	Capital Stock		Cumulative Losses		Reserve for share - based payments		Total stockholders’ equity
Balances as of January 1, 2023	Ps.	471,282	Ps.	(5,651,678)	Ps.	467,135	Ps.	(4,713,261)
Consolidated net loss for the year		—		(306,153)		—		(306,153)
Share - based payments (Note 22)		—		—		384,566		384,566
Balances as of December 31, 2023	Ps.	471,282	Ps.	(5,957,831)	Ps.	851,701	Ps.	(4,634,848)
Consolidated net income for the year		—		334,422		—		334,422
Share - based payments (Note 22)		—		—		523,143		523,143
Initial public offering, net of underwriting discount and incremental and direct costs (Notes 1 and 17)		7,812,065		—		—		7,812,065
Balances as of December 31, 2024	Ps.	8,283,347	Ps.	(5,623,409)	Ps.	1,374,844	Ps.	4,034,782
Consolidated net loss for the year		—		(2,839,571)		—		(2,839,571)
Exercised options and vested RSUs (Note 17)		1,042,009		—		(1,042,009)		—
Share - based payments (Note 22)		—		—		2,930,222		2,930,222
Balances as of December 31, 2025	Ps.	9,325,356	Ps.	(8,462,980)	Ps.	3,263,057	Ps.	4,125,433

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2025, 2024 and 2023

Thousands of Mexican Pesos (Ps.)

	For the year ended December 31,
	2025		2024		2023
Operating activities
(Loss) profit before income tax	Ps.	(2,395,820)	Ps.	717,546	Ps.	(100,905)
Adjustments for:
Depreciation of property, furniture, equipment and leasehold improvements (Note 10)		868,830		719,987		488,409
Depreciation of right-of-use assets (Note 11)		1,026,971		796,182		598,031
Amortization of intangible assets		3,343		2,430		2,655
Impairment of property and equipment (Note 10)		—		—		42,422
Expected credit losses on sundry debtors		230,151		—		—
Employee benefits		11,930		10,327		3,873
Interest payable on Promissory Notes and Convertible Notes (Notes 8 and 20)		—		82,588		619,779
Interest expense on lease liabilities (Note 16)		1,420,187		1,072,774		762,872
Interest on debt and bonus payable, and amortization of issuance costs		37,042		36,390		29,747
Loss related to modification and remeasurement of Promissory Notes (Note 20)		—		—		84,236
Financial income		(172,674)		(155,863)		(26,069)
Loss on disposal of property, furniture, equipment, leasehold improvements		18,937		—		—
Interests and commissions from credit lines		51,084		65,503		—
Loss on termination of lease agreements		—		1,573		—
Exchange rate fluctuation		384,951		(490,428)		(610,703)
Share-based payments expense (Note 22)		2,930,222		523,143		384,566
		4,415,154		3,382,152		2,278,913

Increase in inventories		(1,179,045)		(680,887)		(425,880)
Increase in other current assets and guarantee deposits		(785,418)		(418,646)		(138,013)
Increase in suppliers (including supplier finance arrangements)		2,592,163		1,709,786		1,735,897
Increase in other current liabilities		262,422		165,090		78,963
Increase (decrease) in bonus payable to related parties		44,286		(20,648)		(8,564)
Income taxes paid		(667,949)		(388,310)		(380,967)
Net cash flows provided by operating activities		4,681,613		3,748,537		3,140,349

Investing activities
Purchase of property, furniture, equipment and leasehold improvements (Notes 8 and 10)		(3,548,943)		(2,435,695)		(1,798,019)
Sale of property and equipment (Notes 8 and 10)		1,392		1,877		3,776
Additions to intangible assets		(24,373)		(2,449)		(1,185)
Short-term bank deposits (Note 7)		—		(2,614,080)		—
Interest received from settlement of derivative financial instruments		—		7,980		—
Interest earned on short-term investments and bank deposits (Notes 7 and 20)		163,042		135,071		16,639
Net cash flows used in investing activities		(3,408,882)		(4,907,296)		(1,778,789)

Financing activities
Payments made on supplier finance arrangements - Net of commissions received		(5,831,149)		(3,251,211)		(2,074,890)
Finance obtained through supplier finance arrangements		6,276,203		3,498,928		2,195,833
Proceeds from Santander and HSBC credit lines - net (Notes 13 and 14)		723,836		—		99,618
Payment of principal of Promissory Notes (Notes 13 and 14)		—		(1,974,787)		—
Payment of accrued interests of Promissory Notes (Notes 13 and 14)		—		(2,955,495)		—
Payment of debt (Note 14)		(176,250)		(208,679)		(104,769)
Interest payment on debt (Note 14)		(88,126)		(94,734)		(25,224)
Proceeds from initial public offering, net of underwriting fees (Note 1)		—		7,841,837		—
Initial public offering capitalized costs		—		(23,269)		—
Principal payments on lease liabilities (Note 16)		(738,802)		(471,703)		(423,388)
Interest payments on leases (Note 16)		(1,420,187)		(1,072,774)		(762,872)
Net cash flows (used in) obtained from financing activities		(1,254,475)		1,288,113		(1,095,692)

Increase in cash and cash equivalents		18,256		129,354		265,868
Effect of foreign exchange movements on cash balances		(38,174)		97,341		(30,373)
Cash and cash equivalents at beginning of year		1,447,166		1,220,471		984,976
Cash and cash equivalents at end of year	Ps.	1,427,248	Ps.	1,447,166	Ps.	1,220,471

The accompanying notes are an integral part of these consolidated financial statements.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Amounts in thousands of Mexican Pesos (Ps.),

except for number of shares and earnings (loss) per share

Note 1 - History and activity of the Company:

BBB Foods Inc. was incorporated in the British Virgin Islands on July 9, 2004 with company number 605635, and its registered office is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands. As an entity incorporated under the laws of the British Virgin Islands, BBB Foods is not subject to any form of taxation. BBB Foods, Inc. has two wholly owned subsidiaries domiciled in the UK: BBB Foods Limited Partnership and Lothian Shelf Limited, (collectively hereinafter referred as the Scottish entities). Up to December 31, 2024, the Scottish entities had three wholly owned subsidiaries (the Mexican Subsidiaries), however, in connection with a simplification of the Company's operations, Tiendas BBB, S. A. de C. V. and Desarrolladora Tres B, S. A. de C. V. merged with and into Tiendas Tres B, S. A. de C. V., as the surviving company. This transaction did not have any effect on the Company's financial position or results of operations.

The main activity of the Mexican Subsidiaries is described below:

Tiendas Tres B, S. A. de C. V. (Tiendas Tres B), operates in the hard discount grocery retail industry through a chain of 3,346 stores at December 31, 2025, where it offers high-quality branded and private label products.

Tiendas BBB, S. A. de C. V. (Tiendas BBB), granted Tiendas Tres B the right to use the "BBB" brand and received royalty revenues that were eliminated in consolidation. On December 31, 2024, this entity merged with and into Tiendas Tres B.

Desarrolladora Tres B, S. A. de C. V., was a semi-dormant company that owned a small piece of land. On December 31, 2024, this entity merged with and into Tiendas Tres B.

The following are the main subsidiaries of BBB Foods Inc. as of December 31, 2025 and 2024 over which control is exercised, directly and indirectly:

	% of ownership
Company	December 31, 2025	December 31, 2024	Country	Main activity
BBB Foods Limited Partnership	100%	100%	Scotland	Intermediate parent
Lothian Shelf Limited	100%	100%	Scotland	Holding company
Tiendas Tres B, S. A. de C. V.	100%	100%	Mexico	Operating company

BBB Foods Inc., collectively with its direct and indirect subsidiaries, are hereinafter referred to as the “Company”, “BBB Foods” or the “Group”.

Company listing and secondary offering

On February 13, 2024, in connection with its Initial Public Offering (“IPO”), BBB Foods listed its Class A shares on the New York Stock Exchange (NYSE) and on February 15, 2024, some of the Company’s stockholders sold 5,610,098 and 5,049,088 Class A shares, pursuant to the exercise of the underwriters’ over-allotment option. The Company used the proceeds of the IPO to repay in full the Promissory Notes and Convertible Notes described in Note 13.

On February 5, 2025, BBB Foods Inc. completed a secondary offering of 21,115,725 Class A common shares by certain selling stockholders. On February 21, 2025, the underwriters exercised their option and purchased 2,222,705 additional Class A common shares, resulting in an aggregate number of 23,338,431 Class A common shares. Also,

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 on January 29, 2025, some former directors of the Company's Board exercised their options, and 343,348 new Class C shares were issued. See Note17.

Up to January 2024, BBB Foods Inc. was jointly controlled by several vehicles collectively referred to as “QS BBB”, and Bolton Partners Ltd. Following the IPO, the sale of shares mentioned in the preceding paragraph, and the termination of the shareholders’ agreement, QS BBB ceased to exercise joint control. As of December 31, 2025, share ownership is divided among different shareholders, however, Bolton Partners Ltd. is the main shareholder, owning 10.8% of the shares and 45.0% of the voting rights over all matters requiring shareholder approval. The Chairman of the Board of BBB Foods and CEO of Tiendas Tres B is the shareholder of Bolton Partners Ltd.

Hurricane Otis

On October 25, 2023, Hurricane Otis struck the city of Acapulco, Mexico and the Company temporarily closed 51 out of the 54 stores it operated as of such date. For the year ended December 31, 2023, the Company recognized impairments of Ps.42,422, Ps.7,598 and Ps.30,409 due to damages to properties, furniture, equipment, and lease-hold improvements; and cash losses due to theft, debris removal and equipment repairs; and inventory write down. The above-mentioned impairments were recorded as other expenses, sales expenses and cost of sales, respectively. In April 2025, the insurer agreed to settle Tiendas Tres B an amount of Ps.40 million in connection with damage caused by Hurricane Otis. This amount was recorded as other income in the consolidated statement of profit or loss for the year ended December 31, 2025.

Note 2 -
Basis of preparation:
2.1.
Basis of preparation

The Company’s consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). IFRS Accounting Standards comprise the following authoritative literature:

•
IFRS Accounting Standards;
•
IAS Standards;
•
Interpretations developed by the IFRS Interpretations Committee (IFRIC Interpretations) or its predecessor body, the Standing Interpretations Committee (SIC Interpretations).
2.2.
Basis of measurement and going concern

The consolidated financial statements have been prepared on a historical cost basis. The consolidated financial statements have been prepared on a going concern basis. Management has prepared these consolidated financial statements as of December 31, 2025 and 2024, assuming that it will continue to operate as a going concern. The Company’s financial structure has allowed it to operate with liquidity, including significant investments in furniture, equipment, store equipment and leasehold improvements related to the opening of new stores and the improvement and expansion of sales areas in existing stores.

2.3.
Financial statements authorization

These consolidated financial statements and their accompanying notes were authorized for issuance on April 2, 2026, by Kamal Anthony Hatoum (Chief Executive Officer) and Eduardo Pizzuto (Chief Financial Officer).

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

2.4.
Reclassifications

Certain amounts in the prior year’s financial statements have been reclassified to conform to the current year presentation.

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

3.2.
Foreign currency transactions

i. Functional and reporting currency

The figures included in the consolidated financial statements are measured and presented using the Mexican peso (functional currency), as all material operations of Tiendas Tres B are conducted in Mexico using a functional peso currency. As of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, the currency in which the consolidated financial statements of the Company are presented is the Mexican peso.

ii. Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates in effect on the transactions dates. Gain and losses in exchange fluctuations resulting from such transactions and for conversion at the exchange rates at the end of the year of monetary assets and liabilities denominated in foreign currency, are recognized as exchange profit or loss within the financing income/cost in the statement of profit or loss.

3.3.
Cash and cash equivalents

Cash and cash equivalents include cash balances, bank deposits and short-term highly liquid investments with an original maturity of three months or less, that are readily convertible to a known amount of cash and subject to insignificant risk of changes in value. All credit cards, debit cards, and electronic transfer transactions processed in less than 72 hours are classified as cash and cash equivalents.

3.4.
Short-term bank deposits

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Short-term bank deposits are used for investment purposes and not to settle existing or potential cash commitments in the near term. Short-term bank deposits are not available on demand and are subject to a penalty for withdrawing principal prior to the maturity date.

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

Interest revenue from short-term bank deposits is calculated using the effective interest method. This method involves applying the effective interest rate to the gross carrying amount of financial assets.

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

3.6.
Value Added Tax (VAT) receivable

VAT receivable originates from purchases and expenses in excess of VAT on sales, so the excess is a tax that the Company can offset against VAT on sales or request its refund from the tax authorities. In 2025 and 2024, the Company received VAT refunds from the tax authorities of Ps.148,262 and Ps.80,359, respectively. When the Company expects to recover VAT within 12 months after the reporting period, those amounts are presented as current assets; otherwise, they are presented as non-current assets.

3.7.
Inventories

Inventories are recorded at the lower of cost or net realizable value. The net realizable value is the estimated sale price in the normal course of operations less the estimated costs to make the sale. The cost is determined by using the weighted average cost method. Cost of sales includes the cost of merchandise, and the depreciation of property, furniture, equipment, and leasehold improvements, and depreciation of right-of-use assets.

Historically, shrinkage has been immaterial because the Company has implemented strict loss prevention programs and control procedures.

The Company receives various types of vendor allowances. The most common are:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

i.
Volume allowances, which are off-invoice or amounts billed back to vendors based on the quantity of products sold to customers or purchased from the vendor, and
ii.
Promotional allowances, which relate to cooperative advertising and market development efforts.

Volume allowances are recognized as a reduction of the cost of the related products and recognized in cost of sales as they are sold. Promotional allowances are recognized as a reduction of the cost of the related products when the Company has performed the activities specified in the contract with the vendor. If the contract does not specify any performance criteria, the allowance is recognized over the term of the contract. Vendor allowances are generally deducted from the cost of sales, unless there is clear evidence that they should be classified as revenue resulting from the Company providing a distinct good or service to the vendor. For the years ended December 31, 2025, 2024 and 2023, the Company did not recognize revenue from vendor allowances, since such allowances were not considered a distinct good or service.

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

The costs of expansion, remodeling or improvement that represent an increase in capacity and therefore an extension of the useful life of the assets are also capitalized. Maintenance and repair are charged as expenses in the period in which they are incurred.

The carrying amount of the replaced assets is written off when they are replaced, bringing the full effect to the statement of profit or loss.

The acquisition cost of properties, furniture, equipment and leasehold improvements is depreciated and amortized systematically using the straight-line method based on the useful lives of the assets.

The useful lives are indicated below:

Useful life
Building	20 years
Store shelving equipment	20 years
Leasehold improvements(1)	5 to 20 years
Computer equipment	3 to 4 years
Furniture and equipment	10 years
Storage equipment	10 years

(1)
Leasehold improvements are depreciated over the shorter of the useful life or the lease term.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

3.10.
Suppliers and accounts payable

These items include obligations with suppliers and other accounts payable for purchases of goods or services acquired in the normal course of the operations before the year end. When they are due within 12 months after the reporting period, they are presented as current liabilities and amounts due beyond 12 months are presented as non-current liabilities. As of December 31, 2025 and 2024, the Company did not have suppliers and accounts payable beyond 12 months.

3.11.
Supplier finance arrangements

The Company determines if liabilities that are part of supplier finance arrangements should be presented as suppliers or financial liabilities.

i.
Supplier finance arrangements that remain as suppliers

In this type of arrangement, the Company’s suppliers enter into supplier finance agreements with financial institutions that pay the suppliers’ invoices in advance at a discounted rate, and the Company pays back the financial institution the outstanding amount of the original invoice, with the same terms and conditions originally agreed with the suppliers. The Company recognizes the liability as part of suppliers since those liabilities have a similar nature and function to trade payables. In those cases, the cash flows are recognized in operating activities for purposes of the cash flow statements. (See Note 4.2).

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

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

In addition, when there is a substantial modification of the terms of an existing financial liability, the Company accounts for it as an extinguishment of the original financial liability and the recognition of a new financial liability at its fair value, and any costs or fees incurred are recognized as part of the gain or loss on the extinguishment. By contrast, if the modification of terms is not considered substantial, transactions costs or fees paid to third parties adjust the carrying amount of the liability and are amortized over the remaining term of the modified liability adjusted to reflect the presented value of cash flows under the revised terms using the original effective interest. The difference between the modified liability with the revised terms and the previous carrying amount of the liability measured at amortized cost is recognized immediately in profit or loss as modification gain or loss.

3.14.
Provisions

Provisions are recognized when the Company has a legal obligation present or assumed as a result of past events, it is probable that the outflow of cash is required to pay the obligation, and the amount can be estimated reliably. The amount recognized as a provision is the best estimate, over the reporting period, of

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 the disbursement necessary to cancel the present obligation, the disbursement is constituted by the amount, rationally assessed, that the Company must pay to cancel the obligation at end of the reporting period, or to transfer it to a third party on that date.

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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company did not have uncertain tax positions as of December 31, 2025, 2024 and 2023.

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

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

For the sale of products and services from third-party merchants, such as prepayment of cell phones, fees and commissions paid by customers from payment of basic services, the Company acts as an agent by connecting the sale with the final customers and has no control over the service provided by the third party. The Company recognizes revenue in respect of such sales on a net basis, representing the commission that it expects to receive in exchange for the services provided, and recognizes a liability in the item of accounts payable and accrued expenses in respect of the consideration that it receives from customers and will be remitted to the third-party merchants. As of December 31, 2025, 2024 and 2023, this revenue was not material related to the total revenue amount and therefore it is included in sales of merchandise in the consolidated statements of profit or loss.

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

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

ii.
Administrative expenses

Expenses related to headquarters, regional offices and the back office, including wages and salaries of administrative employees, depreciation, and amortization, energy, social security contributions of administrative employees, accruals related to options and RSUs granted under the Company’s share-based compensation plan, administrative services, advertising expenses, corporate services, maintenance and conservation expenses and professional fees.

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

3.21.
Leases

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.

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

To determine the incremental borrowing rate, the Company:

•
Where possible, uses recent third-party financing received by the lessee as a starting point, adjusted to reflect changes in financing terms since the third-party financing was received, and
•
Applies specific adjustments to the lease, for example, terms, currency and guarantees.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

For the year ended December 31, 2023, the Company only allocated losses to class A shares, when determining losses per share, since there was no contractual obligation for Classes B, C, D and E to share losses as they have different liquidation rights. In January 2024, following the reorganization of existing shares, Class A shares have the same liquidation preferences as Class B and C shares, consequently, for the years ended December 31, 2024 and 2025, the weighted average of common shares included Class A, B and C shares (See Notes 17 and 21).

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

Up to February 2024, the Company had a Convertible Note into equity; however, no dilutive effects were considered in the calculation of earnings per share for the year ended December 31, 2023, since the Company generated a net loss.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

For the year ended December 31, 2024, the Company analyzed whether there were dilutive effects from potential shares arising from share-based payments, as the Company generated a net profit in such period. With respect to the 2024 Post-IPO Equity Incentive Plan (See Note 22), the Company determined that 1,310,000 options granted under this plan have an antidilutive effect because the exercise price of the options exceeded the average market price of the Company’s shares, considering that the exercise price includes the fair value of services to be rendered by the granted employees in the future. The rest of the options and restricted stock units granted have a dilutive effect.

For the year ended December 31, 2025, the Company analyzed whether there were dilutive effects from potential ordinary shares arising from share-based payments (See Note 22) and determined that 29,191,816 out of 41,835,312 share options, along with 6,657,667 Restricted Stock Units (RSUs), have a potential dilutive effect. However, since the Company recognized a loss during this period, it was determined that the 35,849,483 potential dilutive shares arising from share-based payments were antidilutive and therefore not considered in the diluted loss per share.

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

Exit Options

In December 2020, the Board of Directors approved the granting of additional options to be distributed to Board members and key management in two tranches expiring on December 31, 2030. Both the vesting and the exercise of these options will be triggered upon the occurrence of an exit event, such as an IPO or a sale of the Company, and therefore these options are referred as “Exit Options”. To receive the award, the grantees must remain in service at the date of the exit event. The exit event is considered to be a vesting condition and there are no other vesting conditions to exercise the options.

The Common Options and Exit Options described above are considered a share-based compensation plan because it is equity-settled, since both plans provide the grantees with the option to acquire the Company’s Class C shares instead of receiving payment, based on the value of the Company’s shares.

2024 Post-IPO Equity Incentive Plan

On December 10, 2024, the Board of Directors and the stockholders approved the 2024 Post-IPO Equity Incentive Plan (hereafter referred to as “Equity Incentive Plan”), to provide a means through which to attract, retain and motivate key personnel. The Equity Incentive Plan consists of granting share options and restricted stock units (RSUs). Awards under the Equity Incentive Plan may be granted to employees, senior management, certain members of the Board and senior advisors. The Equity Incentive Plan is considered a share-based compensation plan because it is equity‑settled, since the plan provides the grantees the option to acquire the Company’s Class A shares instead of receiving a payment, based on the value of the Company’s shares. Vesting conditions and terms of the Equity Incentive Plan are described in Note 22.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Measuring and accounting

Common and Exit options (See Notes 1 and 22)

As of December 31, 2023, the Company was not publicly traded; therefore, there was no readily available market value for its shares. To determine the fair value of the Company’s stock options, management used an option pricing model and a binomial tree valuation model to determine the fair value of the options at their grant date. The impact of the non-vesting conditions is included in the fair value of the options granted. As described in Notes 1 and 17, on February 8, 2024, BBB Foods completed an IPO and listed its Class A common shares on the NYSE, and on January 28, 2024, the Board approved: 1) a reorganization of the existing shares; and 2) a 3 for 1 share split of the Company’s common shares, and each granted option was entitled to acquire 3 Class C shares.

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

The share-based payments made in 2025, 2024 and 2023 were comprised of Ps. 2,930,222, Ps.523,143 and Ps.384,566, respectively, in respect of options under our 2004 Option Plan, and options and RSUs granted under the 2024 Post-IPO Equity Incentive Planand the Liquidity Event Share Plan, as applicable.

With respect to the accounting of Exit Options, management used an option pricing model and a binomial tree valuation model to determine the fair value at their grant date. The vesting period commenced on the grant date and finalized with the IPO and recognized an expense on a straight-line method during the vesting period, as the employee services were received, and the exit event was probable. If a key member of management or a Board member died or became permanently incapacitated before the exit event, the Exit Options of that person vested automatically on such date for the benefit of their heirs. If a key member of management or a Board member resigned before the exit event, the options were forfeited. The share-based payments expense in 2024 and 2023 related to the Exit options amounted to Ps.Ps.20,774 and Ps.140,214, respectively. The exit options were fully vested in 2024, and therefore no expense is further recognized starting 2025.

Vested options under the 2004 plan are subject to exercise restrictions approved by the Board. Under the restrictions, beneficiaries are generally not allowed to exercise until the end of the Liquidity Lock-Up on July 8, 2026 or in connection with a registered offering. The Board allowed option holders to exercise a certain number of options on a net settlement basis, and to sell the shares received in connection with the secondary offering mentioned in Note 22.

2024 Post-IPO Equity Incentive Plan

To determine the fair value of the Company’s stock options granted under the 2024 Post-IPO Equity Incentive Plan, management used a binomial tree valuation model. Options granted have different vesting conditions depending on the beneficiaries as described in Note 22. The Company accounted for expenses amounting to Ps. 218,885 and Ps. 27,171 in 2025 and 2024, respectively, associated with the Equity Incentive Plan with a corresponding increase to equity.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

The Company estimates the potential forfeitures in order to estimate the expense to be recognized and adjusts this estimate based on the actual forfeitures. The fair value of the RSUs is equal to the fair value of the Company's Class A shares on the grant date of the award.

3.24.
Application of new and revised standards that are mandatorily effective for 2025

In 2025, the Company adopted a series of amendments issued by the IASB that are effective for annual periods that begin on or after January 1, 2025. The conclusions related to their adoption are described below:

i. Amendments to IAS 21 - Lack of Exchangeability

In August 2023, the IASB amended IAS 21 to help entities to determine whether a currency is exchangeable into another currency, and which spot exchange rate to use when it is not.

The amendments did not have an impact in the consolidated financial statements of the Company.

3.25.
New and revised IFRS issued but not yet effective

Amendments to IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments (1)
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity (1)
Issuance of IFRS 18	Presentation and Disclosure in Financial Statements (2)
Issuance of IFRS 19	Subsidiaries without Public Accounting Accountability: Disclosures (3)

(1) Effective for annual periods beginning January 1, 2026

(2) Effective for annual periods beginning January 1, 2027

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

Significant judgments

4.1. Determining the lease term of contracts

The Company determines the lease term as the non-cancellable term of the lease, together with any period covered by an option to extend the lease if it is reasonably certain to be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

In addition, the cash flows related to the supplier finance arrangements are recognized in the operating activities, if the account payable by the financial institutions are those from working capital. In this case, the Company only recognizes the cash outflows that occur in the transactions with the financial institutions, but not the cash flows related between the financial institutions and the suppliers. However, if the Company recognizes a financial liability with a financial institution instead of a trade payable, cash flows are presented under the financing activities for the payments to the financial institution by the Company. In addition, the Company recognizes it as a cash outflow in operating activities and a cash inflow in financing activities when the financial institution pays the supplier.

Accounting estimates

4.3. Estimating the incremental borrowing rate of leased assets

The Company uses the incremental borrowing rate (IBR) to determine the present value of its future lease payments. When the Company cannot readily determine the interest rate implicit in certain of its leases, it uses its IBR to measure lease liabilities. The IBR is the rate of interest that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Company “would have to pay”, which requires estimation when no observable rates are available, or when the IBR needs to be adjusted to reflect the terms and conditions of the lease. The Company estimates

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary's stand-alone credit rating).

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

Note 5 - Risk management:

Financial risk factors

The Company is not significantly exposed to the following risks:

•
Price risks: Since the product prices are not fluctuating in nature.
•
Credit Risk: Since the Company mainly conducts the majority of its transactions in cash.

The Company is exposed to exchange rate risks; interest rates risks and liquidity risks. Management focuses primarily on minimizing the potentially adverse effects on financial performance.

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

5.1. Liquidity risk

Cash flow forecasts are developed by the Company's finance department. The treasury department monitors liquidity requirements to ensure that there is sufficient cash to meet operational needs so that the Company does not breach its financial commitments.

The excess cash on the working capital requirements is managed by the treasury department that invests them in financial institutions with high credit ratings, choosing the instruments with the appropriate maturity or sufficient liquidity that gives the Company sufficient margin in accordance with the cash flow forecasts mentioned above.

The Company finances its operations through the combination of:

1.
The credit obtained from suppliers has driven a positive working capital dynamic because of favorable payable terms relative to the high rotation of inventories and minimal receivable balances, as most of the Company’s sales are received in cash at the time of sale,
2.
The Company has historically used certain amounts of short-term and long-term debt with related parties and third parties to supplement its cash flows,

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

3.
In addition, the Company has entered into supplier finance arrangements with Santander and HSBC to provide its suppliers collect their invoices earlier without cost for the Company, which can lead to concentration of liquidity risk,
4.
The excess of cash is invested in short-term bank deposits, and
5.
Financings to fund the acquisition of store and transportation equipment.

Management believes that existing cash and cash equivalents and the liquidity provided by short-term bank deposits will be sufficient to meet the Company’s anticipated cash needs for at least the next 12 months, considering expected organic growth.

The Company's contractual maturities of its financial liabilities are detailed below according to the maturity periods. The table has been prepared on the basis of cash flow without discounting, from the first date on which the Company may be required to pay. The table includes the cash flows corresponding to the principal amount and its interest.

	Up to 1 year		More than 1 and up to 3 Years		Over 3 and up to 5 Years		More than 5 years		Total
December 31, 2025:
Debt (excluding issuance costs)	Ps.	2,134,607	Ps.	154,825	Ps.	—	Ps.	—	Ps.	2,289,432
Accounts payable and accrued expenses		536,792		—		—		—		536,792
Suppliers		11,428,037		—		—		—		11,428,037
Bonuses payable to related parties		102,988		—		—		—		102,988
Lease liabilities		2,468,489		6,523,018		3,665,698		11,714,184		24,371,389
Total	Ps.	16,670,913	Ps.	6,677,843	Ps.	3,665,698	Ps.	11,714,184	Ps.	38,728,638

	Up to 1 year		More than 1 and up to 3 Years		Over 3 and up to 5 Years		More than 5 years		Total
December 31, 2024:
Debt (excluding issuance costs)	Ps.	948,408	Ps.	116,696	Ps.	—	Ps.	—	Ps.	1,065,104
Accounts payable and accrued expenses		341,828		—		—		—		341,828
Suppliers		8,835,875		—		—		—		8,835,875
Bonuses payable to related parties		58,702		—		—		—		58,702
Lease liabilities		1,800,536		3,188,993		2,770,943		8,761,593		16,522,065
Total	Ps.	11,985,349	Ps.	3,305,689	Ps.	2,770,943	Ps.	8,761,593	Ps.	26,823,574

5.2. Capital risk

The Company’s objectives in managing capital risks are safeguarding the Company's ability to continue as an ongoing business, maximizing benefits for stockholders and improving the capital structure to reduce the cost of capital.

With the objective of maintaining or adjusting the capital structure, the Company can reduce capital in favor of its stockholders and / or to cover accumulated losses. Consistent with other participants in the industry, the Company monitors capital based on the operating leverage ratio.

5.3. Exchange rate risks

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

The Company's exposure to the volatility of the exchange rate of its functional currency against the US dollar (US$) for the Company's financial instruments is shown below (figures in this table are expressed in US$):

	December 31, 2025		December 31, 2024		December 31, 2023
Financial assets	US$	166,244,336	US$	169,241,805	US$	13,643,181
Financial liabilities		(350,426)		(120,000)		(287,343,524)
Long (short) foreign exchange monetary position	US$	165,893,910	US$	169,121,805	US$	(273,700,343)

The exchange rates at the date of the financial statements, for one US dollar, were as follows:

		Exchange rate as of December 31,
	2025		2024		2023
Ps./US$	Ps.	17.9667	Ps.	20.2683	Ps.	16.8935
		Average exchange rate
	2025		2024		2023
Ps./US$	Ps.	19.2245	Ps.	18.3024	Ps.	17.7338

A hypothetical variation of 10% in the Ps. / US$ exchange rate and keeping all other variables constant would have resulted in a profit or loss of Ps. 298,057, Ps.342,781, and Ps.462,376, in the consolidated statement of profit or loss and stockholders’ equity as of December 31, 2025, 2024 and 2023.

5.4 Interest rate risk

The Santander and HSBC credit lines are subject to a TIIE plus 2.0 and expose the Company to the risk of variability in interest rates and, therefore, to its cash flow. The Company continuously analyzes its exposure to interest rates.

The sensitivity analyses have been determined assuming the following:

If interest rates were 10 basis points below or above and all the other variables remained constant. The other items comprising comprehensive income for the year ended December 31, 2025 and 2024 would have increased or decreased by Ps. 591 and Ps. 85, respectively, net of deferred taxes.

Note 6 - Cash and cash equivalents:

Cash and cash equivalents consist of the following:

	December 31, 2025		December 31, 2024
Cash	Ps.	1,305,272	Ps.	1,172,286
Cash-in-transit (1)		80,698		237,995
Short term investments (2)		41,278		36,885
Total	Ps.	1,427,248	Ps.	1,447,166

(1)
Amount owed by banks for sales with credit cards, debit cards, and electronic transfers (See Note 3.3).
(2)
As of December 31, 2025 and 2024, these balances are deposited in a trust account created as an alternative source of payment related to the supplier finance arrangements entered into with Santander and HSBC. Those

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 funds are released to Tiendas Tres B on a daily basis, as long as no payment default occurs (See Notes 3.11 and 14).

Note 7 - Short-term bank deposits:

As of December 31, 2025 and 2024, this item was comprised as follows:

	December 31, 2025		December 31, 2024
Short-term bank deposits	Ps.	2,711,422	Ps.	3,058,691

On April 12, 2024, the Company opened a Certificate of Deposit Account for a total principal amount of Ps.1,311,456 (US$80 million), and on June 12, 2024 the Company opened Certificate of Deposit Accounts for a total principal amount of Ps.1,286,936 (US$70 million). The Company recognized accrued interest of Ps.105,965 and Ps.79,183 in the 2025 and 2024 statement of profit or loss (See Note 20). Although the deposits in US dollars have remained constant, the appreciation in the exchange rate of the Peso in comparison with the US dollar has resulted in a reduction of the Mexican Pesos balance.

Note 8 - Cash flows information:

a.
Transactions not requiring the use of cash flows:

		December 31, 2025		December 31, 2024		December 31, 2023
Investing activities
Right-of-use assets	Ps.	(4,303,756)	Ps.	(2,303,932)	Ps.	(1,422,168)
Property, furniture, equipment, leasehold improvements		(233,466)		(135,495)		(178,685)
Financing activities
Lease liabilities	Ps.	4,303,756	Ps.	2,303,932	Ps.	1,422,168
Long-term debt		233,466		135,495		178,685

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

b.
Reconciliation of financing items:

	Promissory Notes				Financing of transportation and store equipment and credit lines		Supplier finance arrangement
	Related parties		Third parties (debt)		Debt		Debt		Total
As of January 1, 2025	Ps.	—	Ps.	—	Ps.	348,703	Ps.	684,755	Ps.	1,033,458
Increase of new debt (non-cash transactions)		—		—		233,466		—		233,466
Payment of debt		—		—		(176,250)		—		(176,250)
Interest payment on debt		—		—		(88,126)		—		(88,126)
Accrued interest on debt		—		—		88,126		—		88,126
Proceeds from credit lines		—		—		723,836		—		723,836
Finance obtained through supplier finance arrangements		—		—		—		6,276,203		6,276,203
Payments made on supplier finance arrangements		—		—		—		(5,841,762)		(5,841,762)
As of December 31, 2025	Ps.	—	Ps.	—	Ps.	1,129,755	Ps.	1,119,196	Ps.	2,248,951

As of January 1, 2024	Ps.	4,340,452	Ps.	449,716	Ps.	421,887	Ps.	449,850	Ps.	5,661,905
Increase of new debt (non-cash transactions)		—		—		135,495		—		135,495
Interest payable on Promissory Notes (non cash)		76,168		6,420		—		—		82,588
Payment of principal of Promissory Notes		(1,687,810)		(286,977)		—		—		(1,974,787)
Payment of accrued interests of Promissory Notes		(2,774,333)		(181,162)		—		—		(2,955,495)
Amortization of issuance costs		—		5,967		—		—		5,967
Payment of debt		—		—		(208,679)		—		(208,679)
Interest payment on debt		—		—		(94,734)		—		(94,734)
Accrued interest on debt		—		—		94,734		—		94,734
Finance obtained through supplier finance arrangements		—		—		—		3,498,928		3,498,928
Payments made on supplier finance arrangements		—		—		—		(3,264,023)		(3,264,023)
Exchange rate fluctuation		45,523		6,036		—		—		51,559
As of December 31, 2024	Ps.	—	Ps.	—	Ps.	348,703	Ps.	684,755	Ps.	1,033,458

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Note 9 - Inventories:

Inventories are analyzed below:

	December 31, 2025		December 31, 2024
Merchandise for sale	Ps.	4,217,417	Ps.	3,038,373

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Note 10 - Property, furniture, equipment and leasehold improvements - Net:

The breakdown of property, furniture, equipment and leasehold improvements is shown below:

	Buildings		Land		Assets under construction		Transportation equipment cars		Transportation equipment trucks (1)		Furniture and equipment		Store equipment (1)		Store shelving equipment		Lease-hold improvements		Computer equipment		Storage equipment		Total
December 31, 2025
Initial balance	Ps.	116	Ps.	871	Ps.	—	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625
Acquisitions		—		15,122		16,164		—		233,466		53,393		678,899		368,594		2,332,681		64,664		19,426		3,782,409
Disposals		—		—		—		(109)		(4,889)		(758)		(5,704)		(3,577)		(3,767)		(1,052)		(474)		(20,330)
Depreciation		(82)		—		—		(2,871)		(90,814)		(11,986)		(196,980)		(52,440)		(440,455)		(67,511)		(5,691)		(868,830)
Final balance	Ps.	34	Ps.	15,993	Ps.	16,164	Ps.	2,689	Ps.	635,813	Ps.	107,906	Ps.	1,787,229	Ps.	1,070,622	Ps.	5,549,049	Ps.	117,988	Ps.	45,387	Ps.	9,348,874

December 31, 2025
Cost		1,481		15,993		16,164		56,076		953,147		164,147		2,452,688		1,282,886		7,058,726		467,512		78,745		12,547,565
Impairment		—		—		—		—		—		—		—		—		(26,069)		—		—		(26,069)
Accumulated depreciation		(1,447)		—		—		(53,387)		(317,334)		(56,241)		(665,459)		(212,264)		(1,483,608)		(349,524)		(33,358)		(3,172,622)
Final balance	Ps.	34	Ps.	15,993	Ps.	16,164	Ps.	2,689	Ps.	635,813	Ps.	107,906	Ps.	1,787,229	Ps.	1,070,622	Ps.	5,549,049	Ps.	117,988	Ps.	45,387	Ps.	9,348,874

December 31, 2024
Initial balance	Ps.	185	Ps.	871	Ps.	—	Ps.	15,143	Ps.	431,229	Ps.	57,131	Ps.	904,531	Ps.	572,331	Ps.	2,468,575	Ps.	120,666	Ps.	35,638	Ps.	4,606,300
Acquisitions		—		—		—		—		135,494		20,247		553,776		228,453		1,566,922		64,631		1,666		2,571,189
Disposals		—		—		—		(438)		(1,439)		—		—		—		—		—		—		(1,877)
Depreciation		(69)		—		—		(9,036)		(67,234)		(10,121)		(147,293)		(42,739)		(374,907)		(63,410)		(5,178)		(719,987)
Final balance	Ps.	116	Ps.	871	Ps.	—	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625

December 31, 2024
Cost		1,481		871		—		84,377		732,028		120,743		1,785,750		935,348		4,705,936		411,839		60,772		8,839,145
Impairment		—		—		—		—		—		(8,735)		(4,574)		—		—		(3,045)		—		(16,354)
Accumulated depreciation		(1,365)		—		—		(78,708)		(233,978)		(44,751)		(470,162)		(177,303)		(1,045,346)		(286,907)		(28,646)		(2,367,166)
Final balance	Ps.	116	Ps.	871	Ps.	—	Ps.	5,669	Ps.	498,050	Ps.	67,257	Ps.	1,311,014	Ps.	758,045	Ps.	3,660,590	Ps.	121,887	Ps.	32,126	Ps.	6,455,625

The depreciation of property, furniture, equipment and leasehold improvements amounted to Ps.868,830 , Ps.719,987, and Ps.488,409 for the years ended December 31, 2025, 2024 and 2023, respectively, and Ps.195,252, Ps.124,490, and Ps.94,121 was recognized in cost of sales and Ps.673,578 , Ps.562,244, and Ps.394,288 in sales expenses, respectively, for such years. In the year ended December 31, 2024, the Company wrote off certain assets by Ps.33,253 that were recorded in other expenses. In December 2023, the Company impaired property damage due to Hurricane Otis by Ps.42,422 (See Note 1), which was recognized as other expenses in the statement of profit or loss; however, during the year ended December 31, 2024, the amount was reversed by Ps.26,069.

(1) The transportation and store equipment are pledged as collateral of financings described in Note 14.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Note 11 - Right-of-use assets – Net:

The Company has entered into several lease contracts for buildings, vehicles, other equipment and commercial premises. There are no future cash outflows derived from residual value guarantees, restrictions imposed by tenants or sale and leaseback transactions.

The average lease term is disclosed in Note 3.21. The Company applies the recognition exemptions with respect to “short-term leases” and “low-value asset leases”.

The right-of-use asset recognized in the consolidated statement of financial position as of December 31, 2025 and 2024, was as follows:

	Building		Transportation equipment		Store equipment		Total
As of January 1, 2024	Ps.	5,201,868	Ps.	99,084	Ps.	219,644	Ps.	5,520,596
Additions		2,194,687		93,833		30,415		2,318,935
Write-offs		(8,157)		(2,626)		(4,220)		(15,003)
Depreciation		(727,932)		(39,472)		(28,778)		(796,182)
As of December 31, 2024	Ps.	6,660,466	Ps.	150,819	Ps.	217,061	Ps.	7,028,346
Additions		3,750,785		124,980		427,991		4,303,756
Depreciation		(905,947)		(75,930)		(45,094)		(1,026,971)
As of December 31, 2025	Ps.	9,505,304	Ps.	199,869	Ps.	599,958	Ps.	10,305,131

In the years ended December 31, 2025, 2024 and 2023, the Company did not have variable lease payments.

The Company had total cash outflows for leases of Ps.2,158,988 in 2025, Ps.1,457,011 in 2024 and Ps.1,186,260 in 2023. For the years ended December 31, 2025, 2024 and 2023, the Company recognized Ps.120,527, Ps.123,160 and Ps.89,931 of depreciation of the right-of-use asset in the cost of sales, and Ps. 906,044, Ps.673,022 and Ps.508,100 in sale expenses, respectively.

The Company has several lease contracts that include extension and termination options. These options are negotiated by management to provide flexibility in managing the leased-asset portfolio and align with the Group business needs. Management exercises significant judgment in determining whether these extension and termination options are reasonably certain to be exercised (See Note 4.1). As of December 31, 2025, 2024 and 2023 the Company considered all optional extensions that are enforceable in its lease contracts; therefore, there are no future cash outflows derived from extensions that are not planned to be exercised.

Note 12 - Financial instruments by category:

The Company classified their financial assets and liabilities as follows:

	December 31, 2025		December 31, 2024
Financial assets at amortized cost:
Cash and cash equivalents	Ps.	1,427,248	Ps.	1,447,166
Short term bank deposits (1)		2,711,422		3,058,691
Sundry debtors		125,033		95,058

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

	December 31, 2025	December 31, 2024
Financial liabilities at amortized cost:
Accounts payable and accrued expenses	536,792	341,828
Suppliers	11,428,037	8,835,875
Debt	2,248,951	1,033,458
Bonuses payable to related parties	102,988	58,702
Lease liabilities	11,730,444	8,165,490

(1)
As of December 31, 2025 and 2024, the Company holds Certificate of Deposit Accounts for a total principal amount of Ps.2,711,422 (US$150,913,735), and Ps.2,621,393 (US$150,000,000), respectively. In addition, the Company recognized an accrued interest of Ps.105,965 and Ps.79,183 in the 2025 and 2024 statements of profit or loss (See Note 20).

Fair value of financial assets and liabilities measured at amortized cost

As of December 31, 2025 and 2024, the amount of cash and cash equivalents, short term bank deposits, sundry debtors and suppliers, approximate their fair value due to their short-term maturity. The net carrying amount of these accounts represents the expected cash flows to be received.

Long-term fixed-rate and variable-rate interest-bearing loans and borrowings are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and the risk characteristics of the financed project.

As of December 31, 2025 and 2024, there were no transfers between the levels of the fair value hierarchy.

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

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Note 13 - Debt with related parties:

13.1.
Transactions with related parties

	December 31, 2025		December 31, 2024		December 31, 2023
Interest expense on Promissory Notes payable to stockholders	Ps.	—	Ps.	20,800	Ps.	152,063
Interest expense on Promissory Notes payable to other related parties		—		53,189		389,021
Interest expense on Promissory Notes payable to key management personnel		—		1,979		14,349
Interest expense on Promissory Notes payable to close family member of key management		—		200		1,449
Costs of modification and remeasurement of Promissory Notes payable to shareholder		—		—		20,719
Costs of modification and remeasurement of Promissory Notes payable to other related parties		—		—		59,951
Costs of modification and remeasurement of Promissory Notes payable to key management personnel		—		—		2,019
Costs of modification and remeasurement of Promissory Notes payable to close family member of key management		—		—		204
Deferred bonus expense payable to key Management personnel		—		1,191		—
Interest accrued on bonus payable to key management personnel		—		—		4,523
Professional fees payable to other related parties (1)		—		—		1,868
Total	Ps.	—	Ps.	77,359	Ps.	646,166

(1)
Corresponds to the annual payment of professional services made to QS management Ltd. which is a related party of QS BBB.
13.2.
Balances with related parties
a.
Current liabilities

	December 31, 2025		December 31, 2024
Other bonuses payable		102,988		58,702
Total	Ps.	102,988	Ps.	58,702
13.3.
Key management personnel compensation

a. Compensation to key management personnel amounted to Ps.2,929,645, Ps.644,707 and Ps.515,483 for the years ended December 31, 2025, 2024 and 2023, respectively, and was recognized as part of administrative expenses.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

	December 31, 2025		December 31, 2024		December 31, 2023
Share-based payments (Note 22)	Ps.	2,695,908	Ps.	418,943	Ps.	334,493
Short-term employee benefits		96,362		77,575		122,370
Other bonuses (1)		137,375		148,189		58,620
	Ps.	2,929,645	Ps.	644,707	Ps.	515,483

(1) The outstanding amount payable of these bonuses as of December 31, 2025 and 2024 is Ps.102,988 and Ps.58,702, respectively. (See Note 13).

b. The CEO of Tiendas Tres B is the shareholder of Bolton Partners LTD, an entity that has significant influence over BBB Foods Inc. (See Notes 1 and 22).

Note 14 - Debt:

The Company’s debt is as follows:

	December 31, 2025		December 31, 2024
Short-term debt:
Financing of transportation and store equipment	Ps.	143,057	Ps.	121,055
Supplier finance arrangements (Note 15)		1,119,196		684,755
Credit Lines		844,791		120,955
Total short-term debt	Ps.	2,107,044	Ps.	926,765
Long-term debt:
Financing of transportation and store equipment	Ps.	141,907	Ps.	106,693

Total debt	Ps.	2,248,951	Ps.	1,033,458

Financing of transportation and store equipment

Financial institution	Effective rate	Remaining contract period	2025		2024
Daimler Chrysler Financial Services	From 12.30 to12.90	1 year	Ps.	142,635	Ps.	120,539
Daimler Chrysler Financial Services	From 12.30 to12.90	From 2 to 4 years		141,907		106,271
ALD Market Innovation	10.00	1 year		422		516
ALD Market Innovation	10.00	2 years		—		422
Total				284,964		227,748
Short-term				(143,057)		(121,055)
Long-term			Ps.	141,907	Ps.	106,693

This financing is denominated in Mexican pesos and accrues monthly interest. The transportation and store equipment are pledged as collateral.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Supplier finance arrangements (See Note 15)

	December 31, 2025		December 31, 2024
HSBC	Ps.	593,119	Ps.	337,550
Santander		526,077		347,205
Total	Ps.	1,119,196	Ps.	684,755

Santander

Tiendas Tres B has entered into a supplier finance arrangement with Santander pursuant to which a participating supplier receives the original invoice amount discounted at an agreed rate, and Tiendas Tres B pays Santander the original amount of the invoice within 60 days after the supplier collects the invoice from Santander. The aggregate limit of amounts invoiced under this arrangement is Ps.800,000. Pursuant to the terms of this arrangement, Tiendas Tres B has created a trust, which is meant to be an alternative source of payment in the case of a payment default. Cash flows coming from 419 stores are deposited in a bi-weekly minimum aggregate amount of Ps.300,000 in the trust account as a pass-through and released to Tiendas Tres B treasury on a daily basis, as long as no payment default occurs. This trust serves as well as an alternative source of payment for the Revolving Credit Line of Ps.426,000 the Company contracted with Santander. As of December 31, 2025 and 2024 Tiendas Tres B had Ps.275,132 and Ps.152,795, respectively, available under this Agreement. As of December 31, 2025 and 2024, the Company complied with all the covenants stipulated in the Santander Agreement and there are no facts and circumstances that indicate possible difficulties in complying with the covenants for at least the next 12 months.

HSBC

On June 2, 2023, Tiendas Tres B and HSBC entered into a supplier finance arrangement (the “HSBC Supplier Finance Agreement”) and a credit facility (the “HSBC Credit Line,” and together with the HSBC Supplier Finance Agreement, the “HSBC Agreement”). Effective September 17, 2025, the aggregate principal amount financeable under the HSBC Agreement is Ps.1,100,000. Pursuant to the terms of the HSBC Supplier Finance Agreement, participating suppliers may discount their invoices with HSBC, and they will receive the original invoice amount discounted at an agreed rate and Tiendas Tres B will then pay HSBC the original amount by the earlier of: (x) the date HSBC pays the supplier plus the number of credit days originally agreed to with the supplier, and (y) 90 days after the supplier collects the invoice from HSBC. The supplier selects which invoices are entered into the supplier’s finance. Once entered, such invoices are novated and the liability of the Company to cover such invoices is extinguished. Invoices that are not discounted with HSBC are payable to the supplier at the original maturity date. There are no commissions or interests payable to HSBC when invoices are discounted. Under the terms of the HSBC Agreement, the Company must comply with certain covenants, including restrictions on dividends, and has created a trust, which is meant to be an alternative source of payment in the case of a payment default, into which Ps.880,000 of cash flows have to be deposited (as a pass-through) on the trust each month. However, the deposits are released daily to Tiendas Tres B so long as no payment default occurs. As of December 31, 2025 and 2024, the Company complied with all the covenants stipulated in the HSBC Agreement and there are no facts and circumstances that indicate possible difficulties in complying with the covenants for at least the next 12 months.

As of December 31, 2025 and 2024, the Company had an outstanding balance related to the supplier finance arrangement and, consequently, the Company had a total available amount of Ps.86,881 and Ps.362,450, respectively.

The carrying amounts of liabilities under the supplier finance arrangement are considered to be reasonable approximations of their fair values, due to their short-term nature.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Santander and HSBC credit lines

	Effective Rate	Remaining Contract Period	December 31, 2025		December 31, 2024
Santander credit line	TIIEF + 2.00	1 Year	Ps.	424,791	Ps.	120,955
HSBC credit line	TIIE + 2.00	1 Year	Ps.	420,000	Ps.	—

As of December 31, 2025 and 2024, the Company had an available credit line with Santander of Ps.1,209 and Ps.179,045, respectively, and with HSBC of Ps.330,000 and Ps.540,000, respectively.

On July 11, 2024, the Company renegotiated the interest rate of the Santander credit line from TIIEF + 3.15 to the current rate of TIIEF + 2.00.

In 2025, 2024 and 2023, the Company withdrew Ps.11,012,108, Ps.10,395,837 and Ps.2,630,012, respectively, from its revolving credit lines with Santander and HSBC, and repaid Ps.10,288,272, Ps.10,395,837 and Ps.2,530,394.

Note 15 - Supplier finance arrangements:

The carrying amount of liabilities under supplier finance arrangements at December 31, 2025 and 2024 are the following:

	December 31, 2025		December 31, 2024
Recognized in debt (See Note 14)	Ps.	1,119,196	Ps.	684,755

Liabilities under supplier finance arrangements of which the supplier has received payment from the finance provider:

	December 31, 2025		December 31, 2024
Recognized in debt (See Note 14)	Ps.	1,119,196	Ps.	684,755

The ranges of payment due dates are:

	2025	2024
Liabilities under supplier finance arrangement	45 - 75	45 - 75
Comparable trade payables that are not part of the supplier finance arrangement	45 - 60	45 - 60

There were no business combinations or foreign exchange differences that would affect the liabilities under the supplier finance arrangement in either period presented in the financial statements. There were non-cash transfers from suppliers to debt of Ps.6,276,203 and Ps.3,498,928 in 2025 and 2024, respectively.

Note 16 - Lease liabilities:

The Company's lease liabilities are shown below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

	December 31, 2025		December 31, 2024
Lease liabilities:
Current	Ps.	1,118,382	Ps.	750,127
Non-current		10,612,062		7,415,363
	Ps.	11,730,444	Ps.	8,165,490

Set out below are the carrying amounts of lease liabilities and the movements during the year:

	Building		Transportation equipment		Store equipment		Total
Lease liabilities as of January 1, 2024	Ps.	6,031,621	Ps.	89,459	Ps.	123,142	Ps.	6,244,222
New leases		2,194,687		93,833		30,415		2,318,935
Interest expense		1,025,855		23,504		23,415		1,072,774
Reclassifications		87,466		—		—		87,466
Write-offs		(10,275)		(3,155)		—		(13,430)
Principal and interest payments		(1,389,412)		(60,152)		(94,913)		(1,544,477)
Lease liabilities as of December 31, 2024	Ps.	7,939,942	Ps.	143,489	Ps.	82,059	Ps.	8,165,490
New leases		3,750,785		124,981		427,990		4,303,756
Interest expense		1,312,761		58,131		49,295		1,420,187
Principal and interest payments		(1,832,813)		(115,455)		(210,721)		(2,158,989)
Lease liabilities as of December 31, 2025	Ps.	11,170,675	Ps.	211,146	Ps.	348,623	Ps.	11,730,444

The following amounts have been recognized in profit or loss:

	December 31, 2025		December 31, 2024		December 31, 2023
Depreciation expense of right-of-use assets	Ps.	1,026,971	Ps.	796,182	Ps.	598,031
Interest expense on lease liabilities		1,420,187		1,072,774		762,872
Expense relating to leases of low-value assets and short-term leases (included in administrative expenses)		27,753		16,469		18,370
Total	Ps.	2,474,911	Ps.	1,885,425	Ps.	1,379,273

The Company has no cash outflows to which is potentially exposed since in the measurement of the lease liabilities, the optional renewal is always included.

Note 17 - Stockholders’ equity:

Capital reorganization

On January 29, 2024, the Board of Directors approved, subject to the completion of the IPO: 1) a new capital structure with new Class A, Class B and Class C common shares, 2) a reorganization of the existing shares resulting in a reclassification of the outstanding Class A, B, C, D and E common shares into the new Class B and new C Shares, and 3) a 3 for 1 share split of all of the Company’s common shares, increasing the aggregate number of shares from 28,050,087 to 84,150,261.

Initial Public Offering

On February 13, 2024, in connection with its IPO, BBB Foods listed its Class A shares on the NYSE and issued 28,050,491 Class A shares, at an initial public offering price of US$17.50 per share, receiving net proceeds of

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Ps.7,812,065, net of underwriting discount and incremental and direct costs. On that date, all of the outstanding common shares of the Company were subject to a 3 for 1 share split and the outstanding Class A, B, C, D and E common shares were reclassified into new Class B and new C shares.

Also, on February 15, 2024, some of the Company’s stockholders sold 5,610,098 and 5,049,088 Class A shares at a price of US$17.50 per share, pursuant to the exercise of the underwriters’ over-allotment option. The Company did not receive any proceeds from the sale of the aforementioned Class A shares.

Secondary Offering

On February 5, 2025, BBB Foods Inc. announced the offering of 21,000,000 Class A common shares by certain selling stockholders at a public offering price of US$28.25 per Class A common share, and a total of 21,115,726 were finally sold. In connection with the offering, the selling stockholders granted the underwriters the option to purchase up to 3,150,000 additional Class A common shares. On February 21, 2025, the underwriters exercised their option and purchased an additional 2,222,705 Class A common shares. Including the additional Class A common shares, a total of 23,338,431 Class A common shares were sold in the offering. The majority of the transaction involved shares owned by the Company's original stockholders, and the Company did not receive any proceeds from the sale of such shares.

The selling stockholders also included holders of stock options that decided to sell a portion of their shares that were exercisable at the date of the secondary offering, under the terms of the stock option plan. In these exercises, each participating option holder tendered to the Company for cancellation a certain number of options with the aggregate value of the strike price owed by such option holder. All of the shares received by the options holders were sold in the offering. The above resulted in an increase to the Company's capital stock by Ps.11,248 in respect of the issuance of 2,222,705 new Class A shares.

On January 29, 2025 some former directors of Company's Board exercised options, which resulted in an increase to Company's capital stock by Ps.18,433 respective of the issuance of 343,348 new Class C shares.

Vested RSUs

As of December 31, 2025, a total of 1,875,000 Class C shares (Ps.957,410) have vested under the Liquidity Event Share Plan, in addition to 93,333 Class A shares (Ps.54,917) vested from the 2024 Post-IPO Equity Incentive Plan (See Note 22).

Following is a reconciliation of the Company’s number of shares:

Total number of shares
Prior to the IPO	84,150,261
Issued at IPO	28,050,491
As of December 31, 2024	112,200,752
Issued at the secondary offering	2,566,053
Vested RSUs	1,968,333
As of December 31, 2025	116,735,138

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

As of December 31, 2025, the Company’s capital stock and series of shares are as shown below:

Description	Number of shares	Total value
Class A	62,141,441	Ps.	8,017,901
Class B	5,200,000		19,569
Class C	49,393,697		1,287,886
Total	116,735,138	Ps.	9,325,356

The Company’s classes of shares are described below:

Class A Shares

The 62,141,441 Class A shares are listed on the NYSE under the symbol “TBBB”, out of which, 93,333 correspond to vested RSUs. Class A shares vote together with holders of Class B and Class C shares. Class A shares are entitled to dividends and other distributions, pari passu with the Class B and Class C shares. Upon our liquidation, dissolution or winding up, the holders of Class A shares will be entitled to share ratably, pari passu with our Class B and Class C shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction with all our liabilities. Class A shares have no preemptive rights to purchase additional Class A shares in connection with any offering of shares by the Company.

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

Class C Shares

The 49,393,697 Class C common shares are entitled to one vote per share on all corporate matters, out of which 1,875,000 correspond to vested RSUs. Class C common shares are entitled to dividends and other distributions, pari passu with the Class A and Class B common shares. Upon our liquidation, dissolution or winding up, Class C common shares will be entitled to share ratably, pari passu with the Class A common shares and Class B common shares, in the distribution of all of the Company’s assets remaining available for distribution after satisfaction of all our liabilities. Each Class C share will convert automatically into one Class A share upon (i) sale into the public

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 market; (ii) certain transfers permitted during the Liquidity Lock-Up Period; and (iii) upon expiry of the Liquidity Lock-Up Period.

Until the end of the Liquidity Lock-Up Period (on July 8, 2026), all of the options granted by the Company can be exercised only to acquire Class C common shares of the Company. Starting on February 8, 2024 and as of December 31, 2024, the Company had 45,000,000 Class C shares in reserve to cover exercises of the Common and Exit options, as well as 8,400,000 to cover exercises of the 2024 Post-IPO Equity Incentive Plan.

Taxation on dividends

Dividends declared by Tiendas Tres B will be free of income tax if they come from Net Tax Profit Account (“CUFIN”, by its Spanish acronym). Any dividends paid in excess of CUFIN and reinvested CUFIN (“CUFINRE” by its Spanish acronym) will cause a tax equivalent to 42.86%. The current tax is payable by each of the Mexican Subsidiaries and may be credited against its current income tax of the year on which it is paid. The remaining amount may be credited in the following two fiscal years against the tax of the year or against the provisional payments. Dividends paid coming from profit previously taxed by income tax will not be subject to tax withholding or additional tax payment. For that purpose, income tax law sets the obligation of keeping CUFIN with profits generated up to December 31, 2013, starting another CUFIN with profit generated from January 1, 2014. As of December 31, 2025 and 2024, the sum of both CUFIN of the Mexican Subsidiaries amounted to approximately Ps.2,901,711 and Ps.1,592,401, respectively.

Note 18 - Income tax:

BBB Foods Inc., as an entity incorporated and existing under the laws of the British Virgin Islands (“BVI”), is not subject to any form of taxation and therefore there is no tax rate to be applied, and this will continue in the foreseeable future. The BVI laws specifically provide that a BVI business entity such as BBB Foods Inc. is exempt from any income, capital gains, estate or other tax in the British Virgin Islands.

The statutory rate of income tax in Mexico applicable to the Company’s Mexican Subsidiaries is 30%. The tax result differs from the accounting result mainly, for those items that are accumulated and deducted differently for accounting and tax purposes, for the recognition of the effects of inflation for tax purposes, as well as for those items that only affect the accounting or tax result.

The Pillar Two rules issued have not been enacted in the British Virgin Islands, which is where the Company is incorporated, nor Mexico, which is where the Company has most of its operations; however, Pillar Two legislation was enacted in the United Kingdom, the jurisdiction in which the Scottish entities are organized, and came into effect starting January 1, 2024. Aside from the potential disclosures or information returns that may be required by each jurisdiction, considering Tiendas Tres B, S. A. de C. V., has an effective tax rate that exceeds 15%, no additional corporate tax was recognized in the years presented in the financial statements in connection with the Mexican source of revenue. Even if Pillar Two legislation or similar legislation is adopted by either the British Virgin Islands or Mexico, no additional tax is expected to be recognized.

18.1.
The income tax expense is shown below:

	December 31, 2025		December 31, 2024		December 31, 2023
Current income tax	Ps.	(634,930)	Ps.	(463,648)	Ps.	(309,989)
Deferred income tax	Ps.	191,179	Ps.	80,524	Ps.	104,741
Total	Ps.	(443,751)	Ps.	(383,124)	Ps.	(205,248)

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

18.2.
The main temporary differences on which the deferred income tax was recognized are shown below:

	December 31, 2025		December 31, 2024		December 31, 2023
Advanced payments	Ps.	(89,655)	Ps.	(86,528)	Ps.	(56,059)
Property, furniture, equipment, and leasehold improvements		(140,872)		(95,785)		(23,667)
Expected credit losses on sundry debtors		230,151		—		—
Lease liabilities		11,776,385		8,177,202		6,255,817
Right-of-use assets		(10,305,131)		(7,028,346)		(5,520,596)
Provisions and accrued expenses		947,521		770,420		754,026
Inventories		(166,719)		(122,547)		(63,517)
	Ps.	2,251,680	Ps.	1,614,416	Ps.	1,346,004
Applicable income tax rate		30%		30%		30%
Deferred income tax asset	Ps.	675,504	Ps.	484,325	Ps.	403,801

18.3.
The movement in deferred income tax assets and liabilities during the year, without taking into account the compensation of balances under the same tax jurisdiction, is shown below:

	January 1, 2023		Effects in the results of the year		December 31, 2023		Effects in the results of the year		December 31, 2024		Effects in the results of the year		December 31, 2025
Assets for deferred taxes
Lease liabilities	Ps.	1,576,089	Ps.	300,655	Ps.	1,876,744	Ps.	576,416	Ps.	2,453,160	Ps.	1,079,755	Ps.	3,532,915
Debtor		—		—		—		—		—		69,045		69,045
Provisions and accrued expenses		179,605		46,603		226,208		4,918		231,126		53,157		284,283
Total assets for deferred tax	Ps.	1,755,694	Ps.	347,258	Ps.	2,102,952	Ps.	581,334	Ps.	2,684,286	Ps.	1,201,957	Ps.	3,886,243
Liabilities for deferred taxes
Inventories		20,354		(1,298)		19,056		17,708		36,764		13,251		50,015
Advanced payments		14,291		2,526		16,817		9,141		25,958		965		26,923
Property, furniture, equipment, and leasehold improvements		13,052		(5,952)		7,100		21,635		28,735		13,526		42,261
Right-of-use assets		1,408,937		247,241		1,656,178		452,326		2,108,504		983,036		3,091,540
Total liabilities for deferred tax	Ps.	1,456,634	Ps.	242,517	Ps.	1,699,151	Ps.	500,810	Ps.	2,199,961	Ps.	1,010,778	Ps.	3,210,739
Total asset – Net	Ps.	299,060	Ps.	104,741	Ps.	403,801	Ps.	80,524	Ps.	484,325	Ps.	191,179	Ps.	675,504

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

18.4.
The reconciliation between the current and effective income tax rates is shown below:

	December 31, 2025		December 31, 2024		December 31, 2023
(Loss) profit before income tax	Ps.	(2,395,820)	Ps.	717,546	Ps.	(100,905)
Current income tax rate		30%		30%		30%
Income tax at statutory rate	Ps.	718,746	Ps.	(215,264)	Ps.	30,272
Plus (less) effects of income tax on the following items:
Share-based payments		(879,067)		(156,943)		(115,370)
Annual adjustment for inflation		(114,857)		(104,890)		(90,219)
Unrecognized tax earnings (losses) in no taxable entities		(117,067)		104,735		(20,955)
Non-deductible expenses		(188,478)		(110,469)		(83,703)
Effect of inflation on property, furniture, equipment, and leasehold improvements		78,659		61,602		48,049
Restatement of tax losses		—		(6)		(92)
Non-cumulative income		58,072		40,790		21,253
Others		241		(2,679)		5,517
Income tax expense	Ps.	(443,751)	Ps.	(383,124)	Ps.	(205,248)
Effective income tax rate		(18.5)%		53.4%		(203.4)%

Deferred income tax assets are recognized for tax loss carryforwards to the extent that the receipt of a tax benefit through future taxable income is probable. The Company did not recognize tax losses for an amount of Ps.-, Ps.1,871 and Ps.1,961 as of December 31, 2025, 2024 and 2023, since the recovery of such amounts was uncertain.

The temporary differences associated with investments in the Group subsidiaries generate a zero deferred tax, since BBB Foods Inc. is not a taxable entity as described above. The Company determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

Note 19 - Cost and expenses by nature:

The cost of sales is comprised as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Cost of merchandise and logistic costs	Ps.	65,193,690	Ps.	47,815,263	Ps.	36,854,490
Depreciation of properties, furniture, equipment, and leasehold improvements		195,252		124,490		94,121
Depreciation of right-of-use asset		120,527		123,160		89,931
Cost of sales	Ps.	65,509,469	Ps.	48,062,913	Ps.	37,038,542

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

The sales and administrative expenses are as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Personnel expenses	Ps.	5,340,554	Ps.	3,870,087	Ps.	3,082,527
Depreciation and amortization		1,583,365		1,237,696		905,043
Cash-in-transit services, surveillance and maintenance		1,045,863		716,261		571,631
Energy, fuel, and lubricants		762,877		549,301		421,231
Share-based payments (1)		2,930,222		523,143		384,566
Other		715,917		503,066		414,060
Advertising		164,225		160,919		160,497
Other taxes and rights		330,534		241,116		163,303
Professional services (2)		343,828		307,052		106,983
Total sales and administrative expenses	Ps.	13,217,385	Ps.	8,108,641	Ps.	6,209,841

(1)
See Note 22.
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

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Note 20 - Financial (costs) income - Net:

The financial (costs) income is as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Financial income:
Interest income	Ps.	56,097	Ps.	55,888	Ps.	16,640
Interest generated by short-term bank deposits		105,965		79,183		—
Gain on derivative financial Instruments		—		7,980		—
Other commissions		10,612		12,812		9,429
Financial income	Ps.	172,674	Ps.	155,863	Ps.	26,069
Financial costs:
Interest cost on lease liabilities		(1,420,187)		(1,072,774)		(762,872)
Interest cost on Promissory Notes		—		(82,588)		(619,779)
Loss related to modification of Promissory Notes		—		—		(55,527)
Loss related to remeasurement of Promissory Notes		—		—		(28,709)
Amortization of issuance of debt costs		—		(5,967)		—
Interest on bonus payable to related parties		—		(1,191)		(4,523)
Interest cost on credit lines		(17,399)		(43,773)		(16,729)
Interest on supplier finance arrangements and other commissions		(33,685)		(21,729)		(13,744)
Interest cost on financing of transportation and store equipment		(37,042)		(29,232)		(25,224)
Financial costs	Ps.	(1,508,313)	Ps.	(1,257,254)	Ps.	(1,527,107)
Exchange rate fluctuation:
Gain for exchange rate fluctuation		916		542,222		667,118
Loss for exchange rate fluctuation		(385,867)		(51,794)		(60,848)
Exchange rate fluctuation	Ps.	(384,951)	Ps.	490,428	Ps.	606,270
Financial costs - Net	Ps.	(1,720,590)	Ps.	(610,963)	Ps.	(894,768)

Note 21 - Earnings (loss) per share:

For the year ended December 31, 2023, the Company did not present diluted earnings per share as it generated a net loss for such periods, which would result in an anti-dilutive effect. For the year ended December 31, 2024, the Company analyzed whether there were dilutive effects from potential ordinary shares arising from share-based payments, as the Company recognized profit in such period. The Company determined that all the 42,436,224 options (considering the 3-for-1 share split effected in connection with the IPO) granted to eligible employees, as noted in Note 22, had a dilutive effect. Additionally, in the estimation of the diluted earnings per share, the potential dilution of the Convertible Note was estimated until February 14, 2024, date on which it was settled.

For the year ended December 31, 2025, the Company analyzed whether there were dilutive effects from potential ordinary shares arising from share-based payments (See Note 22) and determined that 29,191,816 out of 41,835,312 share options, along with 6,657,667 Restricted Stock Units (RSUs), have a potential dilutive effect. However, since the Company recognized a loss during this period, it was determined that the 35,849,483 potential dilutive shares arising from share-based payments are antidilutive and therefore not considered in the diluted loss per share.

The information on earnings (losses) per share is shown below:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

	December 31, 2025		December 31, 2024		December 31, 2023
Net (loss) income available to common stockholders (basic)	Ps.	(2,839,571)	Ps.	334,422
Weighted average common shares (2)		115,022,874		109,203,573
Basic (losses) earnings per common share	Ps.	(24.69)	Ps.	3.06
Net (loss) income available to common stockholders (diluted)		(2,839,571)		334,830
Diluted weighted average common shares (2)		115,022,874		139,606,695
Diluted earnings per common share	Ps.	(24.69)	Ps.	2.40

	December 31, 2025		December 31, 2024		December 31, 2023
Net loss available to Class A shares	Ps.	—	Ps.	—	Ps.	(306,153)
Weighted average Class A shares (1)		—		—		12,000,000
Basic and diluted loss per Class A share	Ps.	—	Ps.	—	Ps.	(25.51)

(1) For the year ended on December 31, 2023, the loss per share was estimated with the weighted average number of Class A shares, which totaled 4,000,000 shares. This estimation was based on the liquidity preference, as there is no contractual obligation for Class B, C, D, and E shares to absorb losses due to their differing liquidation rights. Furthermore, in January 2024, the Company enacted a 3-for-1 split of its common shares, resulting in a retrospective adjustment to the Class A common shares, increasing their number of shares to 12,000,000.

(2) For the years ended December 31, 2025 and 2024, the weighted average common shares was no longer based on liquidity preference since it no longer exist by a redesignation of the existing shares into Class A, B and C shares; thus, the weighted average common shares includes Class A, B and C shares considering the 3- for-1 split of common shares occurred in January 2024.

Note 22 - Share-based payments:

As mentioned in Note 3.23, the Company has the following stock option plans:

2004 Option Plan

The maximum number of Class C common shares that may be issued under the 2004 Option Plan was 45,000,000 Class C common shares, subject to adjustment in accordance with the terms of the 2004 Option Plan. As of December 31, 2025, a total of 37,745,312 Class C common shares were issuable upon the exercise of Stock Options granted under the 2004 Option Plan, of which 28,986,153 Class C common shares correspond to Stock Options that are fully vested. Of the 37,745,312 Class C common shares issuable upon the exercise of Stock Options, 30,824,335 Class C common shares correspond to Common Options and 6,920,977 correspond to Exit Options, as described below.

The tables below set forth the number of Class C common shares issuable upon the exercise of Common Options and Exit Options granted per year (net of forfeitures) and the weighted average strike prices of the Class C common shares subject to Common Options and Exit Options (considering the 3-for-1 share split effected in connection with the IPO).

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

		Number of Common Options
		2025	2024		2023
Outstanding as of January 1st		33,498,750		34,991,250		29,366,250
Granted during the year		—		—		6,270,000
Exercised during the year		(2,093,449)		—		—
Cancelled during the year		(93,466)
Forfeited during the year		(487,500)		(1,492,500)		(645,000.00)
Outstanding as of December 31st		30,824,335		33,498,750		34,991,250
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	6.25	US$	5.98	US$	6.02

The weighted average remaining contractual life of options outstanding as of December 31, 2025, 2024, and 2023 were 23, years, 24 years, and 25 years, respectively.

		Number of Exit Options
	2025		2024		2023
Outstanding as of January 1st		7,444,974		7,444,974		7,064,982
Granted during the year		—		—		379,992
Exercised during the year		(472,604)		—		—
Cancelled during the year		(51,393)		—		—
Outstanding as of December 31st		6,920,977		7,444,974		7,444,974
Exercisable as of December 31st		—		—		—
Weighted average strike price	US$	3.47	US$	3.43	US$	3.43

The weighted average remaining contractual life of Exit Options outstanding as of December 31, 2025, 2024 and 2023 were 25, 26 and 27 years, respectively.

As part of the secondary offering mentioned in Note 17, an aggregate amount of 2,710,912 options were exercised and cancelled.

The following table illustrates the outstanding share options under the 2004 Option plan and the corresponding strike prices (considering the 3-for-1 share split effected in connection with the IPO) and the expiry dates:

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

Grant Date December of	Number of outstanding options granted – December 31			Strike Price US$		Average option fair value at grant date (1)		Average fair value of share at grant date		Expiry Date, December of
	2025	2024	2023
2006	73,596	600,000	600,000	US$	0.50		N/A		N/A	2036
2006	11,735	472,500	472,500	US$	0.33		N/A		N/A	2036
2007	276,869	465,000	465,000	US$	0.58		N/A		N/A	2037
2008	691,188	810,000	810,000	US$	0.83		N/A		N/A	2038
2009	792,708	900,000	900,000	US$	1.08		N/A		N/A	2039
2010	833,775	1,020,000	1,080,000	US$	1.08		N/A		N/A	2040
2011	1,117,435	1,252,500	1,312,500	US$	1.33		N/A		N/A	2041
2012	1,244,354	1,252,500	1,312,500	US$	1.67		N/A		N/A	2042
2013	1,266,239	1,323,750	1,402,500	US$	2.00		N/A		N/A	2043
2014	1,347,333	1,406,250	1,481,250	US$	2.17	US$	0.01	US$	0.03	2044
2015	1,420,812	1,458,000	1,548,000	US$	2.17	US$	0.02	US$	0.04	2045
2016	1,662,142	1,733,250	1,823,250	US$	1.90	US$	0.00003	US$	0.00003	2046
2017	641,180	720,000	821,250	US$	2.72	US$	0.0002	US$	0.001	2047
2018	766,346	813,750	907,500	US$	3.10	US$	0.13	US$	0.36	2048
2019	745,560	780,000	847,500	US$	4.33	US$	0.41	US$	1.01	2049
2020	925,019	963,750	1,042,500	US$	5.00	US$	2.5	US$	4.48	2050
2021	4,746,953	4,830,000	4,935,000	US$	6.33	US$	3.75	US$	6.54	2051
2022	6,493,591	6,727,500	6,960,000	US$	9.67	US$	2.08	US$	4.18	2052
2023	5,767,500	5,970,000	6,270,000	US$	12.17	US$	9.37	US$	15.4	2053
	30,824,335	33,498,750	34,991,250

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

The following table illustrates the outstanding Exit options under the 2004 Option plan and the corresponding strike prices (considering the 3-for-1 share split effected in connection with the IPO) and the expiry dates:

Grant Date December of	Number of outstanding options granted – December 31			Strike Price US$		Fair value at grant date (1)		Expiry Date, December of
	2025	2024	2023
2020	2,912,413	3,034,992	3,034,992	US$	2.37	US$	3.04	2050
2020	3,024,949	3,129,990	3,129,990	US$	3.67	US$	2.77	2050
2021	900,000	900,000	900,000	US$	6.33	US$	3.84	2051
2023	—	189,996	189,996	US$	2.37	US$	2.68	2053
2023	83,615	189,996	189,996	US$	3.67	US$	2.53	2053
	6,920,977	7,444,974	7,444,974

(1) Due to the change in the estimated date of the IPO, the fair value of the options was recalculated. Previously, the fair values of the options were US$3.02 (strike price US$2.37) and US$2.76 (strike price US$3.67) for the 2020 grant, and US$3.82 (strike price US$6.33) for the 2021 grant.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

2024 Post-IPO Equity Incentive Plan

A total of 4,090,000 Class A common shares are issuable upon the exercise of stock options granted under the 2024 Post-IPO Equity Incentive Plan, of which 347,500 Class A common shares correspond to Stock Options that are fully vested. These stock options vest over four years, with 25.0% vesting at the end of each of the first, second, third and fourth anniversary of the grant date. The exercise price will be the closing price of the Class A common shares on the grant date. The table below sets forth the number of Class A common shares issuable upon the exercise of stock options granted per year and the weighted average strike price.

	Number of stock options
		2025		2024
Outstanding as of January 1,		1,310,000		—
Granted during the year		2,860,000		1,310,000
Forfeited during the year		(80,000)		—
Outstanding as of December 31,		4,090,000		1,310,000
Exercisable as of December 31,		—		—
Weighted average strike price on the grant date	US$	32.90	US$	29.09

To determine the fair value of share-based payments related to the 2024 Post-IPO Equity Incentive Plan, management used the binomial tree valuation model and the following assumptions:

	For the year ended
	December 31, 2025	December 31, 2024
Expected life of the share option or appreciation right	10 years	10 years
Volatility of the stock price of comparable companies	38.64%	37.21%

The following table illustrates the outstanding equity incentive options under the 2024 Post-IPO Equity Incentive Plan and the corresponding strike price and expiry date:

Grant date	Number of outstanding Options granted – December 31, 2025	Strike price US Dollars	Fair value at grant date	Expiry date, December of
Dec 2024	1,230,000	$29.09	$13.92	2034
Apr 2025	160,000	$26.74	$16.34	2035
Dec 2025	2,700,000	$34.79	$17.01	2035

Restricted Stock Units

The Company’s Board of directors also approved the award of Restricted Stock Units (RSUs) under the 2024 Post-IPO Equity Incentive Plan, all of which have been granted to senior management and certain members of the Board as bonus compensation. Out of the 1,126,000 RSUs granted, 846,000 RSUs are subject to cliff-vesting over a one-year period, with 100% of the total RSUs vesting in a single installment on January 1, 2026 (305,000 RSUs) and 2027(541,000 RSUs), and 280,000 RSUs vest over three years. The table below sets forth the number of RSUs granted per year.

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

	Number of restricted stock units (1)
	2025	2024
Outstanding as of January 1,	585,000	—
Granted during the year	541,000	585,000
Vested RSUs during the year	(93,333)	—
Outstanding as of December 31,	1,032,667	585,000

Liquidity Event Share Plan

The Company’s board of directors adopted a plan in 2023 (the “Liquidity Event Share Plan”) pursuant to which certain members of senior management and Bolton Partners Ltd., could become eligible to receive incremental equity compensation subject to the consummation of an IPO and further conditioned to the achievement of certain targets of enterprise valuation. The board of directors approved 7,500,000 Class C RSUs to be granted under the Liquidity Event Share Plan. After the IPO, the board concluded that based on the terms of the IPO, the conditions for delivery of the full amount of shares under the Liquidity Event Share Plan had been met and decided that Class C common shares would be delivered to the participants. On June 24, 2025, the Company's board of directors approved the specific allocation and delivery of the RSUs to Bolton Partners Ltd. and some direct reports of the Company's CEO pursuant to the Liquidity Event Share Plan. These RSUs will vest over three years in increments of 8.33% at the end of designated quarterly dates, starting with 625,000 RSUs on June 30, 2025, and continuing quarterly until March 31, 2028.

	Number of restricted stock units (1)
	2025	2024
Outstanding as of January 1,	—	—
Granted during the year	7,500,000	—
Vested RSUs during the year	(1,875,000)	—
Outstanding as of December 31,	5,625,000	—

On June 24, 2025, the Board of Directors designated Kamal Anthony Hatoum (Chief Executive Officer) as option plan administrator, to serve in that position as a “committee of one” for purposes of administering and interpreting the Equity Incentive Plan.

The share-based payments in the years ended December 31, 2023, 2024 and 2025 were recognized in administrative expenses as follows:

		Year ended December 31,
		2025	2024			2023
Options granted – 2004 Option Plan	Ps.	374,991	Ps.	475,198	Ps.	244,352
Exit options granted – 2004 Option Plan		—		20,774		140,214
Options granted – 2024 Post-IPO Equity Incentive Plan		218,885		11,053		—
RSUs granted – 2024 Post-IPO Equity Incentive Plan		383,152		16,118		—
RSUs granted Liquidity Event Share Plan		1,953,194		—		—
Share-based payments	Ps.	2,930,222	Ps.	523,143	Ps.	384,566

BBB Foods Inc. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023

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

The information of revenues by products and services is shown below:

		Year ended December 31,
Products		2025	2024			2023
Branded	Ps.	28,038,904	Ps.	23,264,743	Ps.	20,900,242
Private label		45,447,632		30,737,804		20,466,545
Spot		4,475,737		3,255,961		2,557,310
Other		81,834		74,819		63,706
Total	Ps.	78,044,107	Ps.	57,333,327	Ps.	43,987,803

Branded products are well-known national and international brand label goods that the Company offers at the lowest sustainable price in the market to attract customers and drive traffic.

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

Note 24 - Contingencies:

The Company is involved in several lawsuits and claims derived from the ordinary course of business. It is expected that the outcome of these matters will not have significant adverse effects on the Company’s financial position or future consolidated results of operations.