Form 20-F/A
period 2025-12-31
BBB FOODS INC
filed 2026-05-22
CIK 1978954

As filed with the U.S. Securities and Exchange Commission on May 21, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) amends the Annual Report on Form 20-F for the year ended December 31, 2025 of BBB Foods Inc. (the “Company”), as originally filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on April 2, 2026 (the “Original Filing”).

This Amendment is being filed solely to correct a typographical error in the Original Filing. The Original Filing inadvertently included July 8, 2026, as the expiration date of the liquidity lock-up period applicable to the Class C common shares on pages 59, F-22, F-40 and F-41.

The correct date for the expiration of the liquidity lock-up period applicable to the Class C common shares is August 6, 2026, and each such incorrect reference to “July 8, 2026” is hereby deemed amended and replaced with the words “August 6, 2026”.

Pursuant to Rule 12b-15 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 1 also includes, as Exhibits 12.1 and 12.2, the certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, and, as Exhibits 13.1 and 13.2, the certifications of the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Except as described above, this Amendment No. 1 does not modify, amend or update the Original Filing (including, without limitation, the financial or other information contained therein). This Amendment No. 1 does not reflect any events that have occurred on or after the date of the Original Filing.

ITEM 19. EXHIBITS

The exhibits filed with this amendment to the annual report are listed in the exhibit index below.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BBB Foods Inc.
(Registrant)

/s/ K. Anthony Hatoum
(Signature)

/s/ Eduardo Pizzuto Espinosa
(Signature)

Date: May 21, 2026